                                               Filed pursuant to Rule 424(b)(3)
                                                         SEC File No. 333-57429

PROSPECTUS
        OFFER TO EXCHANGE ALL OUTSTANDING 10 1/4% SENIOR NOTES DUE 2008
                                      FOR
                    10 1/4% SERIES A SENIOR NOTES DUE 2008
                                      OF
                            NATIONWIDE CREDIT, INC.
          THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY

          TIME, ON TUESDAY, NOVEMBER 10, 1998, UNLESS EXTENDED.
  Nationwide Credit, Inc. ("NCI" or the "Company") hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (which together constitute the "Exchange Offer"), to exchange an aggregate principal amount of up to $100,000,000 of 10 1/4 % Series A Senior Notes due 2008 (the "New Notes") of the Company, which have been registered under the Securities Act of 1933, as amended (the "Securities Act"), for a like principal amount of the issued and outstanding 10 1/4 % Senior Notes due 2008 (the "Old Notes") of the Company from the registered holders thereof (the "Holders"). The terms of the New Notes are identical in all material respects to the Old Notes, except for certain transfer restrictions relating to the Old Notes. The new Notes will evidence the same class of debt as the Old Notes and will be issued pursuant to, and entitled to the benefits of, the Indenture governing the Old Notes (the "Indenture"). As used herein, the term "Notes" means the Old Notes and the New Notes, treated as a single class.
  The Company will accept for exchange any and all Old Notes validly tendered
and not withdrawn prior to 5:00 P.M., New York City time, on     , 1998,
unless extended (as so extended, the "Expiration Date"). Tenders of Old Notes may be withdrawn at any time prior to the Expiration Date. The Exchange Offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange pursuant to the Exchange Offer. The Exchange Offer is subject to certain other customary conditions. See "The Exchange Offer."
  On January 28, 1998, the Company issued $100,000,000 principal amount of Old Notes (the "Offering") pursuant to exemptions from, or transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws.
  The Notes will be redeemable at the option of the Company, in whole or in part, at any time on or after January 15, 2003, at the redemption prices set forth herein, plus accrued and unpaid interest and Liquidated Damages (as defined), if any, to the date of redemption. In addition, at any time prior to January 15, 2001, the Company may, at its option, redeem up to 35% of the aggregate principal amount of the Notes at a redemption price equal to 110.25% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the date of redemption, with the net proceeds of an initial public offering of common stock of the Company or a capital contribution to the Company's common equity of the net cash proceeds of an initial public offering of the Company's direct parent; provided that at least $50.0 million of the aggregate principal amount of Notes remains outstanding immediately after the occurrence of such redemption. See "Description of Notes--Optional Redemption."
  Upon the occurrence of a Change of Control (as defined), the holders of the Notes will have the right to require the Company to repurchase their Notes, in whole or in part, at a price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the date of purchase. See "Description of New Notes--Repurchase at the Option of Holders--Change of Control."
  The New Notes will constitute, and the Old Notes currently constitute, general unsecured obligations of the Company, rank senior in right of payment to all subordinated Indebtedness (as defined) of the Company and rank pari passu in right of payment with all current and future unsecured senior Indebtedness of the Company, including all borrowings under the Credit Agreement (as defined). However, all borrowings under the Credit Agreement are secured by a first priority Lien (as defined) on substantially all of the assets of the Company and its Domestic Subsidiaries (as defined). The Company currently has no Domestic Subsidiaries; however, all of the Company's future Domestic Subsidiaries, if any, will jointly and severally guarantee the Notes on a senior basis. As of July 31, 1998, approximately $24.9 million was outstanding under the Credit Agreement. See "Capitalization" and "Description of New Notes." The Company presently has no indebtedness, and has no firm arrangements or intention to incur any significant indebtedness, ranking junior to the Notes, although the Company does have certain capital lease obligations.
  For each Old Note accepted for exchange, the Holder of such Old Note will receive a New Note having a principal amount equal to that of the surrendered Old Note. The New Notes will bear interest from the most recent date to which interest has been paid on the Old Notes or, if no interest has been paid on the Old Notes, from January 28, 1998. Old Notes accepted for exchange will cease to accrue interest from and after the date of consummation of the Exchange Offer. Holders of Old Notes whose Old Notes are accepted for exchange will not receive any payment in respect of accrued interest on such Old Notes.
  The New Notes are being offered hereunder in order to satisfy certain obligations of the Company contained in the Registration Rights Agreement (as defined). Based on interpretations by the staff of the U.S. Securities and Exchange Commission (the "SEC" or the "Commission") as set forth in no-action letters issued to third parities, the Company believes that New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by Holders thereof (other than any Holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act), without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such Holders' business and such Holders have no arrangement with any person to engage in a distribution of such New Notes. However, the SEC has not considered the Exchange Offer in the context of a no-action letter and there can be no assurance that the staff of the SEC would make a similar determination with respect to the Exchange Offer as in such other circumstances. Each Holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of such New Notes and has no arrangement or understanding to participate in a distribution of New Notes. Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. Broker-dealers who did not acquire Old Notes as a result of market-making or other trading activities may not participate in the Exchange Offer. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company had agreed that, for a period of one year after the Expiration Date, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."
  The Company will not receive any proceeds from the Exchange Offer. The Company will pay all the expenses incident to the Exchange Offer. In the event the Company terminates the Exchange Offer and does not accept for exchange any Old Notes, the Company will promptly return the Old Notes to the Holders thereof. See "The Exchange Offer."
  There is no existing trading market for the New Notes, and there can be no assurance regarding the future development of a market for the New Notes. Lehman Brothers Inc. (the "Initial Purchaser") has advised the Company that it currently intends to make a market in the New Notes. The Initial Purchaser is not obligated to do so, however, and any market-making with respect to the New Notes may be discontinued at any time without notice. The Company does not intend to apply for listing or quotation of the New Notes on any securities exchange or stock market.

                                --------------

  SEE "RISK FACTORS" BEGINNING ON PAGE 12 OF THIS PROSPECTUS FOR A DESCRIPTION OF CERTAIN RISKS TO BE CONSIDERED BY HOLDERS WHO TENDER THEIR OLD NOTES IN THE EXCHANGE OFFER.
                                --------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION  NOR  HAS  THE
    SECURITIES AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES COMMISSION
     PASSED  UPON  THE  ACCURACY  OR ADEQUACY  OF  THIS  PROSPECTUS.  ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                --------------

OCTOBER 9, 1998

                             AVAILABLE INFORMATION

  The Company has filed with the SEC a registration statement on Form S-4 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act with respect to the New Notes offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to the Company and the New Notes offered hereby, reference is made to the Registration Statement. Any statements made in this Prospectus concerning the provisions of certain documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement otherwise filed with the SEC.

  As of the date of the effectiveness of the Registration Statement, the Company will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith will file reports, proxy statements and other information with the SEC. The Registration Statement, the exhibits forming a part thereof and the reports, proxy statements and other information filed by the Company with the SEC in accordance with the Exchange Act may be inspected, without charge, at the Public Reference Section of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the SEC located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60601-2511. Copies of all or any portion of the material may be obtained from the Public Reference Section of the SEC upon payment of the prescribed fees. The SEC also maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

  The Company will furnish holders of the New Notes offered hereby with annual reports containing, among other information, audited financial statements certified by an independent public accounting firm and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year. The Company will also furnish such other reports as it may determine or as may be required by law. In addition, in the event that the Company is not required to be subject to the reporting requirements of the Exchange Act in the future, the Company will be required under the Indenture, pursuant to which the Old Notes were, and the New Notes will be, issued, to continue to file with the SEC, and to furnish Holders of the New Notes with, the information, documents and other reports specified in Sections 13 and 15(d) of the Exchange Act.

                              ------------------

  THIS PROSPECTUS INCLUDES "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). ALTHOUGH THE SAFE HARBOR PROTECTION AFFORDED BY SECTION 27A OF THE SECURITIES ACT IS NOT APPLICABLE TO THE FORWARD-LOOKING STATEMENTS MADE IN THIS PROSPECTUS, ALL STATEMENTS (OTHER THAN STATEMENTS OF HISTORICAL FACT) MADE IN THIS PROSPECTUS, INCLUDING, WITHOUT LIMITATION, THE STATEMENTS UNDER "PROSPECTUS SUMMARY," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS" AND LOCATED ELSEWHERE HEREIN REGARDING INDUSTRY PROSPECTS AND THE COMPANY'S FINANCIAL POSITION, ARE FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY BELIEVES THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, IT CAN GIVE NO ASSURANCE THAT SUCH EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE COMPANY'S EXPECTATIONS ("CAUTIONARY STATEMENTS") ARE DISCLOSED IN THIS PROSPECTUS, INCLUDING, WITHOUT LIMITATION, THE FORWARD-LOOKING STATEMENTS IN THIS PROSPECTUS UNDER "RISK FACTORS." CERTAIN FACTORS THAT MAY CAUSE SUCH MATERIAL DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO: (1) INCREASED COMPETITION, (2) INCREASED COSTS, (3) INABILITY TO CONSUMMATE ACQUISITIONS ON ATTRACTIVE TERMS, (4) INCREASES IN THE COMPANY'S COST OF BORROWINGS OR UNAVAILABILITY OF ADDITIONAL DEBT OR EQUITY CAPITAL ON TERMS CONSIDERED REASONABLE BY MANAGEMENT, (5) ADVERSE STATE, FEDERAL OR FOREIGN LEGISLATION OR ECONOMIC CONDITIONS IN THE MARKETS IN WHICH THE COMPANY MAY COMPETE AND (6) THE ABILITY TO IMPLEMENT THE OPERATING IMPROVEMENT PLAN (AS DEFINED). MANY OF SUCH FACTORS WILL BE BEYOND THE CONTROL OF THE COMPANY AND ITS MANAGEMENT. FOR FURTHER INFORMATION OR OTHER FACTORS THAT COULD AFFECT THE FINANCIAL RESULTS OF THE COMPANY AND SUCH FORWARD-LOOKING STATEMENTS, SEE "RISK FACTORS." ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO THE COMPANY, OR PERSONS ACTING ON ITS BEHALF, ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS.

                               PROSPECTUS SUMMARY

  The following summary should be read with, and is qualified in its entirety by, the more detailed information and financial statements (and notes thereto) appearing elsewhere in this Prospectus. As used in this Prospectus, unless the context requires otherwise, all references to either "NCI" or the "Company" mean Nationwide Credit, Inc., a Georgia corporation, its predecessors and its subsidiaries, after giving effect to the transactions described below under "-- The Transactions."

                                  THE COMPANY
OVERVIEW

  The Company is among the largest independent providers of accounts receivable management services in the United States, as measured by the aggregate principal value of consumer debt placed by credit grantors for collection (i.e., "placement volume"). The Company offers contingent fee collection, pre-chargeoff accounts receivable management and on-site collection management services, primarily to financial institutions, government agencies, telecommunications companies and healthcare providers. The Company provides sophisticated, customized past-due account collection and accounts receivable management services to its clients through a nationwide network of 15 call centers. Pro forma for the Transactions (as defined), the Company had revenues of $121.3 million, Adjusted EBITDA (as defined) of $22.4 million and a net loss of $18.7 million for the year ended December 31, 1997 and actual revenue of $54.6 million, Adjusted EBITDA of $9.6 million and a net loss of $10.7 million for the six months ended June 30, 1998. See "Unaudited Condensed Consolidated Pro Forma Financial Information."

  The Company has historically generated substantially all of its revenue from contingent fees received for collection services provided to a wide variety of credit grantors. Contingent fee services, which are the traditional services provided in the accounts receivable management industry, involve collecting delinquent consumer debt placed with the collection services provider in exchange for a percentage of realized collections. The Company has a client base that includes American Express, AT&T, BellSouth, the U.S. Department of Education (the "DOE"), First Union, General Motors Acceptance Corporation ("GMAC"), the U.S. General Services Administration (the "GSA"), MCI, Mobil, NationsBank, Novus (issuer of DISCOVER Card) and Texaco.

  In order to provide more comprehensive collection solutions for its clients, the Company has begun providing pre-chargeoff accounts receivable management services, in which the Company contacts debtors earlier in the collection cycle in an effort to bring the account current before the credit grantor formally charges off the past-due balance. For these services, the Company is typically paid a monthly fee for each account it manages and, in certain circumstances, additional performance-based fees. The Company has also begun contracting with credit grantors to provide on-site accounts receivable management, collections personnel and related services. The Company believes that there is significant growth potential in these service areas, primarily due to increased outsourcing of accounts receivable management services by credit grantors.

  In the first quarter of 1997, a new senior management team, led by Jerrold Kaufman as President and Chief Executive Officer, implemented a business strategy focused on increasing revenues with existing clients and developing new relationships with other large credit grantors while improving the Company's cost structure and customer service through an operating improvement plan (the "Operating Improvement Plan"). The Operating Improvement Plan includes (i) reducing the number of information systems utilized by the Company, (ii) reducing overhead expense by reducing corporate staff headcount through attrition and (iii) significantly reducing the number of unprofitable and lower margin clients. In connection with the merger of NCI Merger Corporation, a Georgia corporation ("Merger Sub") and a wholly owned subsidiary of NCI Acquisition Corporation, a Delaware corporation ("NAC"), with and into NCI, with NCI as the surviving entity (the "Merger"), on December 31, 1997, management, along with the Investor Group (as defined) and NAC, approved a modification to the Operating Improvement Plan to rationalize the Company's operating facilities which will result in additional headcount reduction and relocation of personnel.

  Through its demonstrated collection performance and improved customer service, the Company has recently received new contracts with the DOE, MCI, Chrysler and the GSA. In addition, the Company is experiencing growth in its revenue from pre-chargeoff services. For example, the Company recently successfully completed a pilot pre-chargeoff program for a significant client that is being implemented on a larger scale in 1998 with the Company as a key service provider.

  The Company's principal executive offices are located at 6190 Powers Ferry Road, 4th Floor, Atlanta, Georgia 30339, and its telephone number is (770) 644-7452.

                                INDUSTRY TRENDS

  The total amount of revenue generated by all contingent fee collection companies grew approximately 10% in 1996 to approximately $5.5 billion, according to M. Kaulkin & Associates, an industry advisory firm. The Company believes that it will benefit from the following trends:

  INCREASE IN CONSUMER DEBT AND DELINQUENCIES. Consumer debt has grown in the United States from $3.8 trillion in 1991 to $5.4 trillion in 1996, representing a compound annual growth rate of 7.3%. This increase in consumer debt has been accompanied by higher levels of delinquencies. From 1991 to 1997, bank card delinquency rates ranged from a low of 3.3% in 1994 to an estimated 4.9% in 1997. Largely as a result of these trends, placements to contingent fee companies have grown from approximately $43.7 billion in 1990 to approximately $122.3 billion in 1996, a compound annual growth rate of 18.7%, according to the American Collectors Association ("ACA"), an industry trade association.

  CORPORATE OUTSOURCING. Increasing numbers of companies are outsourcing non-core functions that can be more efficiently conducted by specialized firms. By outsourcing these functions, companies are able to focus on core revenue generating activities and reducing costs, thereby improving productivity. In particular, the Company believes many credit grantors are recognizing the advantages of outsourcing accounts receivable management as a result of factors including (i) the increasing complexity of such functions, (ii) rapid growth in consumer debt levels and an increase in delinquencies, (iii) changing regulations applicable to debt collection practices and (iv) the development of sophisticated call management centers requiring substantial capital investment, technical information systems capabilities and human resource commitments. The Company believes that outsourcing these services provides value to clients through lower delinquencies, improved customer relations and reduced chargeoffs.

  GOVERNMENT OUTSOURCING. Government agencies on the federal, state and local levels are also increasing their use of private collection agencies. A 1995 study by the Mercer Group, an independent industry research firm, showed that from 1985 to 1995 local governments had significantly increased their use of private collection agencies. Similarly, an estimated 32 of the 52 federal government agencies currently utilize private collection agencies to assist in the collection of a portion of the approximately $200 billion of non-tax related debt owed to the federal government. Private agencies have also demonstrated a greater effectiveness in debt collection, as evidenced by a 1994 study by the General Accounting Office which found that the average collection rate of private collection agencies was 45% higher than that of state government agencies.

  INDUSTRY CONSOLIDATION. The accounts receivable management industry is highly fragmented, consisting of approximately 6,300 collection agencies as of 1997, according to the ACA. According to M. Kaulkin & Associates, the ten largest agencies accounted for approximately 17% and 20% of the total 1995 and 1996 contingent revenue, respectively, for the industry. The Company believes that the industry is entering a period of consolidation driven by a number of factors, including (i) the economies of scale available to larger operators,
(ii) new technology which facilitates the collection process, (iii) the ability of large operators to provide services nationally and (iv) increased licensing and regulatory requirements.

  CLIENT CONSOLIDATION. The largest credit-granting industries, including financial services, telecommunications, healthcare and retail, are experiencing continued consolidation. As a result, the operations of many credit grantors are becoming increasingly complex and the Company believes such credit grantors are shifting account placements to accounts receivable management companies that have the ability to service a large volume of placements on a national basis.

                               BUSINESS STRATEGY

  The Company believes it has the following competitive strengths: (i) reputation as an industry leader, (ii) collection performance, (iii) national presence, (iv) strong executive and call center management and (v) a distinguished client base. See "Business--Competitive Strengths." The Company's senior management team has developed a business strategy emphasizing the following key components:


  FOCUS ON CORE COLLECTION ACTIVITIES. The Company believes it has a competitive advantage in the marketplace based on its reputation and performance as a leading collection services provider serving a wide range of credit grantors. Due to favorable industry trends, the Company believes that the contingent placement market will continue to experience attractive growth, and the Company intends to rely on its strong collection performance to attract a greater share of contingent placements from existing clients and to develop new contingent placement relationships.

  EXPAND PRE-CHARGEOFF SERVICES. The Company intends to further expand its pre-chargeoff services to provide more comprehensive collection solutions for its clients. In response to significantly higher delinquencies, credit grantors are increasingly outsourcing their pre-chargeoff accounts receivable management functions. Growth in the pre-chargeoff business is expected to complement and diversify the Company's existing revenue base by creating a more predictable revenue stream through the establishment of additional longer-term, fixed-fee contracts.

  IMPLEMENT OPERATING IMPROVEMENT PLAN. In the first quarter of 1997, the Company's new management team began implementing its Operating Improvement Plan designed to improve productivity, further integrate the Company's various acquired businesses and reduce costs. This plan includes (i) reducing the number of information systems utilized by the Company, (ii) reducing overhead expense by reducing corporate staff headcount through attrition and (iii) significantly reducing the number of unprofitable and lower margin clients. In connection with the Merger on December 31, 1997, management, along with the Investor Group and NAC, approved a modification to the Operating Improvement Plan to rationalize the Company's operating facilities which will result in additional headcount reduction and relocation of personnel.

  LEVERAGE SIZE AND NATIONAL REACH. The Company believes that its national presence, infrastructure and operating expertise allow it to provide superior accounts receivable management for large national credit grantors, including the federal government. The Company intends to capitalize on its ability to manage large national placements by taking advantage of opportunities that arise from consolidation among credit grantors and by extending its non-traditional services to clients located throughout the United States.

  UTILIZE TECHNOLOGY TO INCREASE COLLECTIONS. Since the beginning of 1994, the Company has made capital expenditures of over $15 million in its telecommunications equipment, software and computer systems. These investments enable the Company to operate more efficiently and manage large accounts receivable programs. The Company is able to customize procedures and reports to meet the varying needs of its clients. The Company believes that these capital expenditures and technological capabilities will continue to enhance its competitive position.

  GROW THROUGH ACQUISITIONS. The Company has completed acquisitions of other collection service providers to expand its client base, acquire new service capabilities and enter new market segments. For example, the Company acquired Consolidated Collection Co. ("Consolidated") in February 1997, to expand its telecommunications business. The Company intends to review acquisition candidates on an ongoing basis and will seek to make opportunistic acquisitions to further solidify its market position. The Company does not currently have any agreements with respect to future acquisitions.

  Management's strategic focus on increasing revenues with existing clients and developing new relationships with large credit grantors has begun to show positive results. The Company has recently consummated several significant contracts, including contracts with a major telecommunications company, contracts with two large healthcare providers, additional contracts with existing clients in the banking sector and a contract with a new client in the banking sector.

                                COMPANY HISTORY

  On December 31, 1997, NAC, Merger Sub, the Company, First Data Corporation ("First Data") and its wholly owned subsidiary, First Financial Management Corporation ("FFMC"), entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Merger Sub merged with and into the Company, with the Company as the surviving corporation. The merger consideration consisted of $155.2 million in cash and up to an additional $3.7 million, to be paid pursuant to the terms of an earn-out agreement in the event the Company achieves certain performance targets for the year ended December 31, 1998. The Company has reached an agreement with First Data with respect to various matters relating to the acquisition of the Company by its current shareholders in December 1997. The settlement includes a cash payment of $10.9 million to the Company. The Company intends to use the cash payment to reduce indebtedness under its credit facility by approximately $6.0 million, pay approximately $2.9 million in various expenses relating to the Company's operations under First Data management prior to January 1998, including obligations to the Federal Trade Commission (the "FTC") and the DOE, and to increase cash available for working capital and other corporate operations by approximately $2.0 million.


  The Merger and related fees were initially financed through borrowings of $125.0 million against a $133.0 million senior credit facility (the "Acquisition Facilities") provided by Lehman Commercial Paper Inc. and a contribution of $40.2 million of equity capital. The Acquisition Facilities, including the fees and expenses related thereto, were refinanced through (i) $60.0 million of senior secured debt (the "Senior Credit Facilities"), of which $25.0 million was drawn concurrent with the consummation of the Offering, (ii) the proceeds of the Offering and (iii) cash on hand.

  The Merger, the Acquisition Facilities, the Senior Credit Facilities and the Offering, together with the application of the proceeds from the Acquisition Facilities, the Senior Credit Facilities and the Offering, are collectively referred to as the "Transactions."

                              THE EQUITY INVESTORS

  NAC and Merger Sub were formed by affiliates of Centre Partners Management LLC ("Centre Partners"), affiliates of Weiss, Peck & Greer, L.L.C. ("WPG") and Avalon Investment Partners, LLC ("Avalon" and, together with Centre Partners and WPG, the "Investor Group"). Centre Partners is a private investment firm that manages the commitments and assets of Centre Capital Investors II, L.P. and related entities. Centre Capital Investors II, L.P. is a $450 million private equity fund raised in 1995. Since its inception in 1986, Centre Partners and its predecessors have invested more than $1.8 billion in nearly 50 separate investments. Weiss, Peck & Greer, L.L.C. is an investment firm that manages over $16 billion in public equity and fixed income securities for institutional and individual investors. Since its inception in 1970, Weiss, Peck & Greer, L.L.C. and its affiliates have managed 12 private equity and venture capital funds with $1.2 billion in aggregate committed capital and more than 240 investments. Avalon, formed in 1997, is a private investment firm specializing in transactions in the financial services and related industries.

                               THE EXCHANGE OFFER

  On January 28, 1998, the Company issued $100.0 million principal amount of Old Notes. The Old Notes were sold pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. Lehman Brothers Inc. (the "Initial Purchaser"), as a condition to its purchase of the Old Notes, required that the Company agree to commence the Exchange Offer following the offering of the Old Notes. The New Notes will evidence the same class of debt as the Old Notes and will be issued pursuant to, and entitled to the benefits of the Indenture.

SECURITIES OFFERED..........  Up to $100.0 million aggregate principal amount of the Company's 10 1/4% Series A Senior Notes due 2008, which have been registered under the Securities Act (the "New Notes"). The terms of the New Notes and the Old Notes are identical in all material respects, except for certain transfer restrictions relating to the Old Notes.

THE EXCHANGE OFFER..........  The New Notes are being offered in exchange for a like principal amount of Old Notes. The issuance of the New Notes is intended to satisfy obligations of the Company contained in the Registration Rights Agreement, dated January 28, 1998, between the Company and the Initial Purchaser (the "Registration Rights Agreement"). For procedures for tendering the Old Notes pursuant to the Exchange Offer, see "The Exchange Offer."

TENDERS, EXPIRATION DATE;
 WITHDRAWAL.................
                              The Exchange Offer will expire at 5:00 P.M., New York City time, on Tuesday, November 10, 1998, or such later date and time to which it is extended (as so extended, the "Expiration Date"). A tender of Old Notes pursuant to the Exchange Offer my be withdrawn at any time prior to the Expiration Date. Any Old Note not accepted for exchange for any reason will be returned without expense to the tendering Holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

FEDERAL INCOME TAX            The exchange pursuant to the Exchange Offer
CONSEQUENCES................  should not result in any income, gain or loss to the holders or the Company for federal income tax purposes. See "Certain U.S. Income Tax
                              Consequences."

USE OF PROCEEDS.............  There will be no proceeds to the Company from the exchange pursuant to the Exchange Offer.

EXCHANGE AGENT..............  State Street Bank and Trust Company is serving as the Exchange Agent in connection with the Exchange Offer.

SHELF REGISTRATION            Under certain circumstances described in the
STATEMENT...................  Registration Rights Agreements, certain holders of Notes (including holders who are not permitted to participate in the Exchange Offer or who may not freely resell New Notes received in the Exchange Offer) may require the Company to file, and use best efforts to cause to become effective, a shelf registration statement under the Securities Act, which would cover resales of Notes by such holders. See "Description of New
                              Notes--Exchange Offer; Registration Rights."

CONDITIONS TO THE EXCHANGE    The Exchange Offer is not conditioned on any
OFFER.......................  minimum principal amount of Old Notes being tendered for exchange. The Exchange Offer is subject to certain other customary conditions, each of which may be waived by the Company. See
                              "The Exchange Offer--Conditions."

                 CONSEQUENCES OF FAILURE TO EXCHANGE OLD NOTES

  Holders of Old Notes who do not exchange their Old Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Old Notes as set forth in the legend thereon as a consequence of the issuance of the Old Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not currently anticipate that it will register Old Notes under the Securities Act. See "Description of New Notes--Exchange Offer, Registration Rights." Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties, the Company believes that New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold or otherwise transferred by holders thereof (other than any holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holders' business and such holders, other than broker-dealers, have no arrangement with any person to participate in the distribution of such New Notes. However, the SEC has not considered the Exchange Offer in the context of a no-action letter and there can be no assurance that the staff of the SEC would not make a similar determination with respect to the Exchange Offer as in such other circumstances. Each Holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of such New Notes and has no arrangement or understanding to participate in a distribution of New Notes. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes must acknowledge that such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities and that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution." In addition, to comply with the securities laws of certain jurisdictions, it may be necessary to qualify for sale or register thereunder the New Notes prior to offering or selling such New Notes. The Company has agreed, pursuant to the Registration Rights Agreement, subject to certain limitations specified therein, to register or qualify the New Notes for offer or sale under the securities laws of such jurisdictions as any holder reasonably requests in writing. Unless a holder so requests, the Company does not intend to register or qualify the sale of the New Notes in any such jurisdictions. See "Risk Factors-- Consequences of Failure to Exchange" and "The Exchange Offer-- Consequences of Exchanging Old Notes."

                        SUMMARY DESCRIPTION OF NEW NOTES

  The terms of the New Notes and the Old Notes are identical in all material respects, except for certain transfer restrictions relating to the Old Notes. The New Notes will bear interest from the most recent date to which interest has been paid on the Old Notes or, if no interest has been paid on the Old Notes, from January 28, 1998. Accordingly, registered holders of New Notes on the relevant record date for the first interest payment date following the consummation of the Exchange Offer will receive interest accruing from the most recent date to which interest has been paid on the Old Notes or, if no interest has been paid, from January 28, 1998. Old Notes accepted for exchange will cease to accrue interest from after the date of consummation of the Exchange Officer. Holders whose Old Notes are accepted for exchange will not receive any payment in respect of interest on such Old Notes otherwise payable on any interest payment date the record date for which occurs on or after consummation of the Exchange Offer.

SECURITIES OFFERED..........  $100.0 million in aggregate principal amount of
                              10 1/4% Series A Senior Notes due 2008 of the Company.

MATURITY DATE...............  January 15, 2008.

INTEREST PAYMENT DATES......  January 15 and July 15, commencing July 15, 1998.

MANDATORY REDEMPTION........  The Company will not be required to make mandatory redemption or sinking fund payments with respect to the Notes.

OPTIONAL REDEMPTION.........  The Notes will be redeemable at the option of the
                              Company, in whole or in part, at any time on or after January 15, 2003 at the redemption prices set forth herein, plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the date of redemption. In addition, at any time prior to January 15, 2001, the Company may, at its option, redeem up to 35% of the aggregate principal amount of the Notes at a redemption price equal to 110.25% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the date of redemption, with the net cash proceeds of an initial public offering of common stock of the Company or a capital contribution to the Company's common equity of the net cash proceeds of an initial public offering of the Company's direct parent; provided that at least $50.0 million in aggregate principal amount of Notes remains outstanding immediately after the occurrence of such redemption. See "Description of New Notes -- Optional Redemption."

CHANGE OF CONTROL...........  Upon the occurrence of a Change of Control, each holder of Notes will have the right to require the Company to purchase all or any part of such holder's Notes at an offer price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the date of purchase. See "Description of New Notes--Repurchase at the Option of Holders--Change of Control."

RANKING.....................  The New Notes will be, and the Old Notes currently are, general unsecured obligations of the Company, will rank senior in right of payment to all subordinated Indebtedness of the Company and will rank pari passu in right of payment with all current and future unsecured senior Indebtedness of the Company, including all borrowings under the Credit Agreement. However, all borrowings under the Credit Agreement are secured by a first priority Lien on substantially all of the assets of the Company and its Domestic Subsidiaries. As of July 31, 1998, approximately $24.9 million was outstanding under the Credit Agreement. See "Description of New Notes." The Company presently has no indebtedness, and has no firm arrangements or intention to incur any significant indebtedness, ranking junior to the Notes, although the Company does have certain capital lease obligations.

GUARANTEES..................  The Company currently has no Domestic
                              Subsidiaries; however, all of the Company's future Domestic Subsidiaries, if any, will jointly and severally guarantee (the "Subsidiary Guarantees") the Company's payment obligations under the Notes on a senior basis. The Subsidiary Guarantees will rank senior to all existing and future subordinated Indebtedness of the Guarantors and pari passu with all other unsecured senior Indebtedness of the Guarantors, including the guarantees of Indebtedness under the Credit Agreement. Any Guarantor's obligations under the Credit Agreement, however, will be secured by a first priority Lien on substantially all of the assets of such Guarantor, and the Indenture restricts, but does not prohibit, the Guarantors from incurring additional secured Indebtedness. Accordingly, such secured Indebtedness will rank prior to the Subsidiary Guarantees with respect to such assets. See "Risk Factors--Effective Subordination" and
                              "Description of New Notes--Certain Covenants-- Subsidiary Guarantees."

CERTAIN COVENANTS...........  The Indenture contains certain covenants that, among other things, limit the ability of the Company and its subsidiaries to (i) incur additional Indebtedness and issue preferred stock, (ii) pay dividends or make other restricted payments, (iii) engage in sale and leaseback transactions, (iv) create certain liens, (v) enter into certain transactions with affiliates, (vi) sell assets of the Company or its subsidiaries or (vii) enter into certain mergers and consolidations. In addition, under certain circumstances, the Company will be required to offer to purchase the Notes with the net cash proceeds of certain sales and other dispositions of assets at a price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the date of purchase. See "Description of New Notes--Certain Covenants."

EXCHANGE OFFER;               Pursuant to the Registration Rights Agreement,the
REGISTRATION RIGHTS.........  Company agreed to file a registration statement
                              (the "Exchange Offer Registration Statement") with respect to the Exchange Offer. The
                              Registration Statement of which this Prospectus is a part constitutes the Exchange Offer
                              Registration Statement. If, among other things, any holder of the Transfer Restricted Securities
                              (as defined) notifies the Company that such holder (A) is prohibited by law or Commission policy from participating in the Exchange Offer,
                              (B) may not resell the Exchange Notes acquired by it in the Exchange Offer to the public without delivering a prospectus, and the prospectus contained in the Exchange Offer Registration
                              Statement is not appropriate or available for such resales, or (C) is a broker-dealer and holds
                              Notes acquired directly from the Company or an affiliate of the Company, then the Company will be required to provide a shelf registration statement (the "Shelf Registration Statement") to cover resales of the Notes by the holders thereof. If the Company fails to satisfy these registration obligations, it will be required to pay Liquidated Damages to the holders of the Notes under certain circumstances. See
                              "Description of New Notes--Registration Rights;
                              Liquidated Damages."

  SEE "RISK FACTORS" OF THIS PROSPECTUS FOR A DESCRIPTION OF CERTAIN RISKS TO BE CONSIDERED BY HOLDERS WHO TENDER THEIR OLD NOTES IN THE EXCHANGE OFFER.

           SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND OTHER DATA

  In the Transactions, the Company was acquired by NAC. The Company was previously a wholly owned subsidiary of FFMC, a wholly owned subsidiary of First Data. The Company was acquired in June 1990 by FFMC. First Data's October 1995 merger with FFMC, accounted for under the pooling of interests method, resulted in the combination of First Data's accounts receivable management company, ACB, with the Company. ACB was primarily the result of two businesses purchased and combined by First Data in 1993. The following table presents summary consolidated historical and unaudited consolidated pro forma financial and other data of the Company, as of the dates and for the periods indicated. The summary historical financial data should be read in conjunction with the consolidated financial statements and related notes for these periods and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The summary historical financial information for each of the years ended December 31, 1995, 1996 and 1997 has been derived from the consolidated financial statements of the Company, which have been audited by Ernst & Young LLP, independent auditors. The summary historical financial information for each of the years ended December 31, 1993 and 1994 and the six months ended June 30, 1997 and 1998 has been derived from unaudited consolidated financial statements of the Company and, in the opinion of management, includes all adjustments (consisting of normal, recurring, and other adjustments, which are primarily purchase accounting adjustments associated with the two business acquisitions by First Data in 1993, purchase accounting adjustments associated with the acquisition of the Company by NAC and adjustments related to the extinguishment of debt in January 1998), necessary for a fair presentation of financial position and results of operations and cash flows as of the dates and for the periods indicated. Consolidated results of operations for interim periods are not necessarily indicative of results to be expected for the full year. The unaudited pro forma consolidated income statement data and other operating data give effect to the Transactions, the acquisition of Consolidated and the settlement with First Data as if they had occurred at January 1, 1997. The consolidated pro forma financial information is unaudited and does not purport to represent what the Company's results of operations would actually have been if the Transactions had occurred on January 1, 1997 and do not project the Company's financial position or results of operations for any future periods. See "Unaudited Condensed Consolidated Pro Forma Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                                            SIX MONTHS
                                                                                               ENDED
                                          YEAR ENDED DECEMBER 31,                            JUNE 30,
                          ------------------------------------------------------------ ---------------------
                                                                            PRO FORMA  PREDECESSOR SUCCESSOR
                           1993      1994      1995      1996      1997    1997(1)(2)     1997       1998
                          -------  --------  --------  --------  --------  ----------- ----------- ---------
                            (UNAUDITED)                                    (UNAUDITED)      (UNAUDITED)
                                          (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA:
Revenue.................  $91,672  $143,376  $154,506  $138,905  $119,013   $121,315     $61,268   $ 54,577
Expenses:
 Salaries and benefits..   49,824    74,353    81,114    73,636    66,376     67,143      34,540     32,751
 Telecommunication......    6,431    10,075     9,539     7,341     6,236      6,333       3,286      2,769
 Occupancy..............    3,473     4,959     5,148     4,602     5,014      5,061       2,396      2,123
 Other operating and
  administrative........   17,531    22,963    27,102    26,586    22,516     23,969      10,790      7,332
 Depreciation and
  amortization..........    7,467    10,002    11,893    12,021    14,364     24,483       6,865     12,256
 Provision for merger
  costs, employee
  severance and office
  closure (3)...........      --        --     13,562     4,323       679        679         679        --
 Overhead charges from
  First Data............      917     1,434     1,545     1,389     1,190        --          613        --
                          -------  --------  --------  --------  --------   --------     -------   --------
Operating income
 (loss).................    6,029    19,590     4,603     9,007     2,638     (6,353)      2,099     (2,654)
 Interest expense, net..      526       680       501       241       122     12,334          63      7,175
                          -------  --------  --------  --------  --------   --------     -------   --------
Income (loss) before
 income taxes and
 extraordinary item.....    5,503    18,910     4,102     8,766     2,516    (18,687)      2,036     (9,829)
Provision for income
 taxes (4)..............    3,008     8,438     2,611     4,449     2,423        --        1,274        --
                          -------  --------  --------  --------  --------   --------     -------   --------
Income (loss) before
 extraordinary item.....    2,495    10,472     1,491     4,317        93    (18,687)        762     (9,829)
Extraordinary loss on
 debt extinguishment....      --        --        --        --        --         --          --         869
                          -------  --------  --------  --------  --------   --------     -------   --------
Net Income (loss).......  $ 2,495  $ 10,472  $  1,491  $  4,317  $     93   $(18,687)    $   762   $(10,698)
                          =======  ========  ========  ========  ========   ========     =======   ========
OTHER DATA:
Ratio of earnings to
 fixed charges (5)......     4.8x     10.2x      3.1x      6.2x      2.4x        --          3.4x       --
Adjusted EBITDA (6).....  $13,496  $ 29,592  $ 30,058  $ 25,351  $ 21,169   $ 22,402     $11,196   $  9,602
Adjusted EBITDA margin
 (6)....................     14.7%     20.6%     19.5%     18.3%     17.8%      18.5%       18.3%      17.6%
Net cash provided (used)
 by:
 Operating activities...      N/A       N/A    20,973    23,898    14,624        N/A       6,083      9,176
 Investing activities...      N/A       N/A    (7,748)   (7,824)  (29,626)       N/A     (28,808)    (2,049)
 Financing activities...      N/A       N/A   (14,488)  (18,197)   12,281        N/A      19,627       (250)
Capital expenditures....      N/A  $  5,800  $  5,016  $  7,005     5,465      5,465       4,739      2,049
Pro Forma ratio of
 Adjusted EBITDA to cash
 interest expense (7)...                                                         1.8x
Pro Forma ratio of total
 indebtedness to
 Adjusted EBITDA........                                                         5.6x

                                                         PREDECESSOR  SUCCESSOR
                                                            AS OF       AS OF
                                                         DECEMBER 31, JUNE 30,
                                                             1997       1998
                                                         ------------ ---------
                                                         (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Cash....................................................   $  1,388   $  8,265
Total assets............................................    190,865    169,859
Total indebtedness (8)..................................    113,901    124,875
Stockholder's equity....................................     63,879     28,277

--------
(1) Assumes the acquisition of Consolidated and the consummation of the Transactions (see "Prospectus Summary--the Transactions") occurred on January 1, 1997, and gives pro forma effect to the consummation of the Transactions and the application of the estimated net proceeds therefrom as if each had occurred on January 1, 1997.
(2) In February 1997, the Company acquired certain assets of Consolidated for $23.3 million. The acquisition was accounted for under the purchase method of accounting and, accordingly, the operating results of Consolidated are included in the Company's consolidated financial statements from the date of acquisition.
(3) The provision for merger costs, employee severance and office closure represents charges incurred as a result of integrating the operations of the Company and ACB, which resulted from First Data's 1995 merger with FFMC.
(4) On a pro forma basis, the Company's assumed effective tax rate is 42%. The Company has provided a valuation allowance on the entire pro forma tax benefit, as it is not "more likely than not" that the benefit will be realized by the Company.
(5) For purposes of the ratio of earnings to fixed charges, (i) earnings include earnings before income taxes and fixed charges and (ii) fixed charges consist of interest on all indebtedness, amortization of deferred financing costs and that portion of rental expense (one-third) that the Company believes to be representative of interest expense. On a pro forma basis, the Company's earnings were insufficient to cover fixed charges by $18.6 million for the year ended December 31, 1997 and, on an historical basis, $9.8 million for the six month period ended June 30, 1998.
(6) Adjusted EBITDA is earnings before interest, taxes, depreciation, amortization, provision for merger costs, employee severance and office closure, a non-recurring contract settlement expense of approximately $1.6 million, a non-recurring settlement expense with the Federal Trade Commission ("FTC") and a non-recurring expense related to DOE chargebacks aggregating to approximately $1.9 million during the year ended December 31, 1997. Adjusted EBITDA reconciles to net income as follows:

                                      YEAR ENDED DECEMBER 31,               SIX MONTHS ENDED JUNE 30,
                         -------------------------------------------------  ----------------------------
                                                                 PRO FORMA   PREDECESSOR    SUCCESSOR
                          1993    1994    1995    1996    1997     1997         1997          1998
                         ------- ------- ------- ------- ------- ---------  -------------  -------------
Net Income (loss)        $ 2,495 $10,472 $ 1,491 $ 4,317 $    93 $(18,687)    $        762 $     (10,698)
Add: Depreciation and
 amortization              7,467  10,002  11,893  12,021  14,364   24,483            6,865        12,256
  Provision for merger
   costs, employee
   severance and office
   closure                   --      --   13,562   4,323     679      679              679           --
  Elimination of
   salaries and benefits
   paid to former
   executives of
   Consolidated                                                       105
  Non-recurring contract
   settlement                --      --      --      --    1,553    1,553            1,553           --
  Non-recurring
   settlement expense
   with the FTC and
   expenses associated
   with DOE chargebacks      --      --      --      --    1,935    1,935              --            --
  Interest expense, net      526     680     501     241     122   12,334               63         7,175
  Provision for income
   taxes                   3,008   8,438   2,611   4,449   2,423      --             1,274           --
  Extraordinary loss on
   debt extinguishment       --      --      --      --      --       --               --            869
                         ------- ------- ------- ------- ------- --------     ------------ -------------
Adjusted EBITDA          $13,496 $29,592 $30,058 $25,351 $21,169 $ 22,402     $     11,196 $       9,602

   The Company believes that Adjusted EBITDA presents a more meaningful discussion than EBITDA since Adjusted EBITDA excludes non-recurring expenses for which First Data has indemnified the Company, and for which the Company will have no on-going cash requirements and which are expected to have no impact on the on-going operations of the Company. Adjusted EBITDA does not represent cash flows as defined by generally accepted accounting principles and does not necessarily indicate that cash flows are sufficient to fund all of the Company's cash needs. Adjusted EBITDA should not be considered in isolation or as a substitute for net income (loss), cash flows from operating activities or other measures of liquidity determined in accordance with generally accepted accounting principles. The Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of revenue. Management believes that these ratios should be reviewed by prospective investors because the Company uses them as one means of analyzing its ability to service its debt, the Company's lenders use them for the purpose of analyzing the Company's performance and the Company understands that they are used by certain investors as one measure of a company's historical ability to service its debt. Not all companies calculate EBITDA in the same fashion and therefore these ratios as presented may not be comparable to other similarly titled measures of other companies.
(7) Cash interest expense includes an assumed commitment fee of 0.375% on the unused portion of the Revolving Credit Facility and excludes approximately $0.5 million of amortization of deferred financing charges for the year ended December 31, 1997.
(8) Actual total indebtedness as of December 31, 1997 includes a $112.5 million non-interest bearing note payable to First Data.

                                 RISK FACTORS

  In addition to the other information contained in this Prospectus, prospective investors should consider carefully the following risk factors before purchasing the Notes offered hereby. Certain statements in this Prospectus that are not factual constitute "forward-looking statements." Such forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are beyond the Company's control, that may cause the actual results of the Company to be materially different from results expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, but are not limited to, the following:

SUBSTANTIAL LEVERAGE; ABILITY TO SERVICE OUTSTANDING INDEBTEDNESS

  The Company is highly leveraged. As of July 31, 1998, the Company's total debt was approximately $124.9 million and its total stockholder's equity was approximately $28.3 million. The Company's fixed charges for the year ended December 31, 1997, on a pro forma basis after giving effect to the Transactions, would have exceeded its earnings by approximately $18.6 million. The Company's operating results will be affected by significant fixed charges related to its debt. See "Capitalization" and "Unaudited Condensed Consolidated Pro Forma Financial Information" and "Selected Historical Financial Information and Other Data."

  The Company's ability to make scheduled payments of the principal of, or to pay the interest on, or to refinance, its debt (including the Notes) is dependent upon its future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors beyond its control. Management believes that, based on current levels of operations and anticipated improvements in operating results, cash flows from operations and borrowings available under the Senior Credit Facilities will be adequate to allow for anticipated capital expenditures for the next several years, to fund working capital requirements and to make required payments of principal and interest on its debt for the next several years. However, if the Company is unable to generate sufficient cash flows from operations in the future, it may be necessary for the Company to refinance all or a portion of its debt or to obtain additional financing, but there can be no assurance that the Company will be able to effect such refinancing or obtain additional financing on commercially reasonable terms or at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  The degree to which the Company is leveraged could have important consequences to the Company and the holders of Notes, including, but not limited to, the following: (i) the Company's ability to obtain additional financing in the future for acquisitions, working capital, capital expenditures, general corporate or other purposes may be impaired, (ii) a substantial portion of the Company's cash flow from operations will be dedicated to debt service and unavailable for other purposes, (iii) certain of the Company's borrowings may be at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates and (iv) the Company is subject to a variety of restrictive covenants, including, without limitation, significant financial and operating covenants under the Senior Credit Facilities, the failure to comply with which could result in events of default that, if not cured or waived, could restrict the Company's ability to make payments of principal of, and interest on, the Notes. See "Description of Senior Credit Facilities" and "Description of New Notes."

EFFECTIVE SUBORDINATION

  The New Notes will be, and the Old Notes are, general unsecured obligations of the Company, rank senior in right of payment to all existing and future subordinated Indebtedness of the Company and rank pari passu in right of payment with all current and future unsecured senior Indebtedness of the Company, including all borrowings under the Credit Agreement. The Company currently has no Domestic Subsidiaries, however all of the Company's future Domestic Subsidiaries, if any, will jointly and severally guarantee the Notes on a senior unsecured basis. However, all borrowings under the Credit Agreement are secured by a first priority lien on substantially all of the assets of the Company and its Domestic Subsidiaries. The Subsidiary Guarantees will rank senior to all existing and future subordinated Indebtedness of the Guarantors and pari passu with all other unsecured senior Indebtedness of the Guarantors, including guarantees of Indebtedness under the Credit Agreement. Any Guarantor's obligations under the Credit Agreement, however, will be secured by a lien on substantially all of the assets of such Guarantor, and the Indenture restricts, but does not prohibit, the Guarantors from incurring additional secured Indebtedness. The Credit Agreement is secured by substantially all of the assets of the Company and its Domestic Subsidiaries. Although the Notes constitute senior Indebtedness of the Company, the holders of secured Senior Indebtedness would have a prior claim to the assets securing such Indebtedness. In the event of any insolvency proceeding involving the Company, the obligations of the Company under the Notes would be effectively subordinated to any secured Senior Indebtedness of the Company. As of June 30, 1998, the aggregate principal amount of Indebtedness under the Credit Agreement was approximately $24.9 million. See "Description of Senior Credit Facilities."

RESTRICTIVE DEBT COVENANTS

  The Indenture and the Senior Credit Facilities contain certain covenants that restrict, among other things, the Company's ability to incur additional Indebtedness, incur liens, pay dividends or make certain other restricted payments, make investments, consummate certain asset sales, enter into certain transactions with affiliates, impose restrictions on the ability of a subsidiary to pay dividends or make certain payments to the Company, merge or consolidate with any other person or sell, assign, transfer, lease, convey, or otherwise dispose of all or substantially all of the assets of the Company. In addition, the Senior Credit Facilities contain certain other and more restrictive covenants including restrictions on prepaying Indebtedness, such as the Notes, and also require the Company to maintain specified financial ratios and to satisfy certain financial condition tests. The Company's ability to meet these financial ratio and financial condition tests can be affected by events beyond its control and there can be no assurance that the Company will meet those tests. A breach of any of these covenants could result in a default under the Senior Credit Facilities or the Indenture. If an event of default under the Senior Credit Facilities should occur, the lenders thereunder could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. If the Company were unable to pay those amounts, the lenders thereunder could proceed against the collateral granted to them to secure that Indebtedness. Substantially all the assets of the Company and its Domestic Subsidiaries will be pledged as collateral to secure the Company's obligations under the Senior Credit Facilities. If the indebtedness under the Senior Credit Facilities were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay in full that Indebtedness and the other Indebtedness of the Company, including the Notes. See "Description of New Notes--Certain Covenants" and "Description of Senior Credit Facilities."

CLIENT CONCENTRATION

  Revenue from American Express for the three months ended June 30, 1998 and the years ended December 31, 1995, 1996 and 1997 accounted for approximately 34%, 27%, 30% and 28% of the Company's revenue, respectively. Revenue from the DOE for six months ended June 30, 1998 and the years ended December 31, 1995, 1996 and 1997 accounted for approximately 11%, 26%, 23% and 17% of the Company's revenue, respectively. In addition, the Company's ten largest clients accounted for approximately 66% of the Company's revenue for the fiscal year 1996, for approximately 63% of the Company's revenue for the year ended December 31, 1997, and for approximately 67% of the Company's revenue for the six months ended June 30, 1998. The loss of, significant curtailment of placements by, or change in placement or compensation practices of one or more of these clients could have a material adverse effect on the Company. See "Business--Customers."

COMPETITION

  The Company is engaged in a highly fragmented and competitive industry. The Company competes with many local, regional and national accounts receivable management companies in the markets which it serves. Some of the Company's principal competitors may have greater financial and operating flexibility. See "Business--Competition." In addition, despite what the Company believes to be a trend among credit grantors to outsource their accounts receivable functions, many of the Company's clients and prospective clients internally satisfy varying portions of their accounts receivable management requirements. Moreover, the Company has recently expanded its services to include pre-chargeoff accounts receivable and on-site collection management services, which certain of the Company's competitors have previously undertaken. There can be no assurance that the Company's clients and potential clients will not decide to increase their reliance on internal accounts receivable capabilities or the Company's competitors to provide these services.

CONTRACT RISKS

  The Company enters into contracts with most of its clients which define, among other things, fee arrangements, scope of services and termination provisions. Clients may usually terminate such contracts on 30 or 60 days notice. Accordingly, there can be no assurance that existing clients will continue to use the Company's services at the historical level, if at all. Under the terms of these contracts, clients are not required to place accounts receivable with the Company but do so on a discretionary basis. In addition, substantially all of the Company's contracts are on a contingent fee basis in which the Company recognizes revenue only as accounts receivable are recovered. See "Business."

RATIONALIZATION OF OPERATIONS

  The Company intends to improve its financial results through the rationalization of operations pursuant to the Operating Improvement Plan. In connection with the Operating Improvement Plan, the Company expects to reduce operating expenses, close certain facilities and enlarge certain other facilities. Although the Company believes that its strategies are reasonable, there can be no assurance that it will be able to implement its plans without delay or that it will not encounter unanticipated problems in connection with the rationalization of operations or that, when implemented, its efforts will result in the reduction of operating expenses that is currently anticipated.

GOVERNMENT REGULATION

  Certain of the Company's operations are subject to compliance with the federal Fair Debt Collection Practices Act ("FDCPA") and comparable statutes in many states. Under the FDCPA, a third-party collection company is restricted in the methods it uses in contacting consumer debtors and eliciting payments with respect to placed accounts. Requirements under state collection agency statutes vary, with most requiring compliance similar to that required under the FDCPA. In addition, most states and certain municipalities require collection agencies to be licensed with the appropriate regulatory body before operating in such jurisdictions. The Company believes that it is in substantial compliance with the FDCPA and comparable state statutes and that it maintains licenses in all jurisdictions in which its operations require it to be licensed. See "--Litigation."

CONTROL OF COMPANY

  All of the capital stock of the Company is owned by NAC. As of May 31, 1998, 47.8% and 45.4% of NAC's Common Stock was beneficially owned by affiliates of Centre Partners and WPG, respectively. The holders of a majority of NAC's Common Stock can, indirectly, elect all of the directors of the Company and approve or disapprove certain fundamental corporate transactions, including mergers and the sale of substantially all of the Company's assets. By reason of such stock ownership, Centre Partners and WPG, may have interests which could be in conflict with the holders of the Notes. In addition, pursuant to a Stockholders Agreement entered into on December 31, 1997, certain of NAC's stockholders have veto rights over significant corporate transactions. See "Management" and "Stock Ownership and Certain Transactions."

LITIGATION

  Due to the nature of its operations, the Company is regularly a defendant in various legal proceedings involving claims for damages. The Company is currently a defendant in two class action lawsuits filed in the U.S. District Court for the Northern District of Illinois, in which it is alleged that the Company violated certain provisions of the FDCPA. The Company expects to settle one of these class actions for an amount less than $150,000 and is continuing to defend the remaining putative class action suit. The FDCPA sets the maximum liability for such class action suits at the lesser of $0.5 million or 1% of the defendants' net worth. The Company believes that such proceedings constitute ordinary and routine litigation incidental to its business. The costs associated with defending such lawsuits (including payments made in connection with settlement and judgments) have not historically had a material adverse effect on the Company's financial condition. There can be no assurance that the costs associated with existing or future claims against the Company will not have a material adverse effect on the Company's financial condition. In 1992, the Company reached a settlement with the Federal Trade Commission (the "FTC") in an action commenced by the FTC in which it alleged the Company had violated the FDCPA. The matter was resolved with a Consent Decree, in which the Company, without admitting any liability, agreed to take additional steps to ensure compliance with the FDCPA and paid a penalty of $100,000. The FTC recently completed an investigation regarding the Company's compliance with the Consent Decree from January 1, 1994 to date. Without admitting liability for any of the alleged violations of the FDCPA, the Company has settled the matter by agreeing to pay a civil penalty of $1.0 million and implementing certain procedures in connection with the operation of the business, consisting primarily of disclosure to debtors of their rights and enhanced training and compliance reporting requirements. In connection with the Merger, First Data agreed to indemnify the Company for any monetary penalty and expenses incurred in connection with the FTC investigation. The settlement was filed with the court on October 6, 1998 in the form originally proposed. United States v. Nationwide Credit, Inc. Civ. Act. No. 1:98-CV-2929 (N.D. Ga., Atlanta Div.). The Company believes that compliance by the Company with the provisions of the Consent Decree, as well as with the additional provisions related to the proposed settlement of the FTC investigation, will not materially affect the Company's financial condition or ongoing operations. See "Business--Litigation."

CHANGE OF CONTROL

  Upon the occurrence of any Change of Control, the Company will be required to make an offer to purchase all of the Notes issued and then outstanding under the Indenture at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase. However, there can be no assurance that sufficient funds will be available to the Company to purchase any of the Notes tendered pursuant to such a Change of Control offer. Moreover, restrictions in the Senior Credit Facilities prohibit the Company from making such required repurchases. Therefore, any such repurchases would constitute an event of default under the Senior Credit Facilities. See "Description of Senior Credit Facilities."

FRAUDULENT CONVEYANCE

  Under applicable provisions of the United States Bankruptcy Code or comparable provisions of state fraudulent transfer or conveyance laws, if the Company or any Guarantor, as the case may be, at the time it issues the Notes or the guarantees, as the case may be, (a) incurs such Indebtedness with the intent to hinder, delay or defraud creditors, or (b)(i) receives less than reasonably equivalent value or fair consideration for incurring such Indebtedness and (ii)(A) is insolvent at the time of the incurrence, (B) is rendered insolvent by reason of such incurrence (after the application of the proceeds of the Offering), (C) is engaged or is about to engage in a business or transaction for which the assets that will remain with the Company or such Guarantor, as the case may be, constitute unreasonably small capital to carry on its business, or (D) intends to incur, or believes that it will incur, debts beyond its ability to pay such debts as they mature, then, in each such case, a court of competent jurisdiction could avoid, in whole or in part, the Notes. The measure of insolvency for purposes of the foregoing will vary depending upon the law applied in such case. Generally, however, the Company would be considered insolvent if the sum of its debts, including contingent liabilities, was greater than all of its assets at fair valuation or if the present fair saleable value of its assets was less than the amount that would be required to pay the probable liability on its existing debts, including contingent liabilities, as they become absolute and matured.

  Based upon financial and other information currently available to it, the Company believes that, for purposes of the United States Bankruptcy Code and state fraudulent transfer or conveyance laws, (a) the Notes are being issued without the intent to hinder, delay or defraud creditors and for proper purposes and in good faith, (b) the Company has received reasonably equivalent value or fair consideration for incurring such Indebtedness and (c) the Company, after the issuance of the Notes and the application of the net proceeds of the Notes, will be solvent, will have sufficient capital for carrying on its businesses and will be able to pay its debts as they mature. There can be no assurance, however, that a court passing on such questions would agree with the Company's view. See "-- Substantial Leverage; Ability to Service Outstanding Indebtedness," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of New Notes" and "Description of Senior Credit Facilities."

  In addition, although there are currently no Subsidiary Guarantees, any future Subsidiary Guarantees may be subject to review under relevant federal and state fraudulent conveyances and similar statutes in a bankruptcy or reorganization case or a lawsuit by or on behalf of creditors of any of the Subsidiary Guarantors. In such a case, the analysis set forth above would generally apply, except that the Subsidiary Guarantees could also be subject to the claim that the Subsidiary Guarantees were incurred for the benefit of the Company (and only indirectly for the benefit of the Subsidiary Guarantors), and therefore the obligations of the Subsidiary Guarantors thereunder were incurred for less than reasonably equivalent value or fair consideration. A court could void a Subsidiary Guarantor's obligation under its Subsidiary Guarantee, subordinate its Subsidiary Guarantee to other indebtedness of a Subsidiary Guarantor or take other action detrimental to the holders of the Notes.

LACK OF PUBLIC MARKET

  The New Notes are being offered to the Holders of the Old Notes. The Old Notes constitute a new class of securities with no established trading market. The Old Notes are eligible for trading in the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") market. To the extent that Old Notes are tendered and accepted in the Exchange Offer, the trading market for the remaining untendered Old Notes could be adversely affected. There is no existing trading market for the New Notes, and there can be no assurance regarding the future development of a market for the New Notes, or the ability of Holders of the New Notes to sell their New Notes or the price at which such Holders may be able to sell their New Notes. If such a market were to develop, the New Notes could trade at prices that may be higher or lower than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the Company's operating results and the market for similar securities. The Initial Purchaser has advised the Company that it currently intends to make a market in the New Notes. The Initial Purchaser is not obligated to do so, however, and any market-making with respect to the New Notes may be discontinued at any time without notice. Therefore, there can be no assurance as to the liquidity of any trading market for the New Notes or that an active public market for the New Notes will develop. The Company does not intend to apply for listing or quotation of the New Notes on any securities exchange or stock market.

  Historically, the market for noninvestment grade debt has been subject to disruptions that have caused substantial volatility in the prices of such securities. There can be no assurance that the market for the New Notes will not be subject to similar disruptions. Any such disruptions may have an adverse effect on Holders of the New Notes.

CONSEQUENCES OF FAILURE TO EXCHANGE OLD NOTES

  Holders of Old Notes who do not exchange their Old Notes pursuant to the Exchange Offer will continue to be subject to the provisions in the Indenture regarding transfer and exchange of the Old Notes and the restrictions on transfer of such Old Notes as set forth in the legend thereon as a consequence of the issuance of the Old Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act and applicable state securities laws. The Company does not currently anticipate that it will register Old Notes under the Securities Act. See "Description of the Notes-- Exchange Offer, Registration Rights." Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties, the Company believes that New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold or otherwise transferred by holders thereof (other than any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities
Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New

Notes are acquired in the ordinary course or such holders' business and such holders, other than broker-dealers, have no arrangement or understanding with any person to participate in the distribution of such New Notes. However, the SEC has not considered the Exchange Offer in the context of a no-action letter and there can be no assurance that the staff of the SEC would make a similar determination with respect to the Exchange Offer as in such other circumstances. Each holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of such New Notes and has no arrangement or understanding to participate in a distribution of New Notes. If any Holder is an affiliate of the Company or is engaged in or intends to engage in or has any arrangement or understanding with respect to the distribution of the New Notes to be acquired pursuant to the Exchange Offer, such Holder (i) may not rely on the applicable interpretations of the staff of the SEC and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of such New Notes. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes pursuant to the Exchange Offer must acknowledge that such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities and that it will deliver a prospectus in connection with any resale transaction. The letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days after the Expiration Date, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution." In addition, to comply with the securities laws of certain jurisdictions, if applicable, the New Notes may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and is complied with. The Company has agreed, pursuant to the Registration Rights Agreement, subject to certain limitations specified therein, to register or qualify the New Notes for offer or sale under the securities laws of such jurisdiction as any holder reasonably requests in writing. Unless a holder so requests, the Company does not currently intend to register or qualify the sale of the New Notes in any such jurisdictions. See "The Exchange Offer."

                                USE OF PROCEEDS

  The Company will not receive any cash proceeds from the issuance of the New Notes offered hereby. In consideration for issuing the New Notes as described in this Prospectus, the Company will receive in exchange Old Notes in like principal amount, the terms of which are identical in all material respects to those of the New Notes, except that the New Notes have been registered under the Securities Act and are issued free of any covenant regarding registration, including the payment of additional interest upon a failure to file or have declared effective an exchange offer registration statement or to consummate the Exchange Offer by certain dates. The Old Notes surrendered in exchange for the New Notes will be retired and canceled and cannot be reissued. Accordingly, the issuance of the New Notes will not result in any change in the indebtedness of the Company.

  The net proceeds from the Offering of Old Notes were approximately $96.4 million, and, together with borrowings under the Senior Credit Facilities and cash on hand, were used to repay the Acquisition Facilities and certain of the fees and expenses incurred in connection with the Transactions. The Acquisition Facilities consisted of a $125.0 million term loan facility and an $8.0 million revolving credit facility. The interest rate on the Acquisition Facilities was calculated as one of the following two rates at the Company's option: (A) 1.50% plus the "Base Rate," which is the greater of (i) the prime rate, as defined therein (the "Prime Rate"), (ii) the secondary market rate for three-month certificates of deposit (adjusted for statutory reserve requirements) plus 1.0% and (iii) the federal funds effective rate from time to time plus 0.50% ("Base Rate Loan") or (B) 2.50% plus the Eurodollar Rate, as defined ("Eurodollar Loan"). Interest on a Base Rate Loan was payable upon the maturity date and interest on a Eurodollar Loan was payable on the last day of the interest period.

                                CAPITALIZATION

  The following table sets forth the unaudited consolidated capitalization of the Company as of June 30, 1998 on a pro forma basis adjusted to give effect to the First Data settlement. This table should be read in conjunction with the consolidated financial statements of the Company and notes thereto, and the pro forma financial statements included elsewhere in this Prospectus.

                                                             PRO FORMA AS OF
                                                              JUNE 30, 1998
                                                          ----------------------
                                                          (DOLLARS IN THOUSANDS)
Cash.....................................................       $  10,260
                                                                =========
 Total debt (including current maturities):
  Senior Credit Facilities:
   Term Loan.............................................       $  18,891
   Revolving Credit Facility (1).........................             --
  Notes..................................................         100,000
                                                                ---------
Total debt...............................................         118,891
Total stockholder's equity...............................          28,277
                                                                ---------
Total capitalization.....................................       $ 147,168
                                                                =========

           SELECTED HISTORICAL FINANCIAL INFORMATION AND OTHER DATA

  In the Transactions, the Company was acquired by NAC. The Company was previously a wholly owned subsidiary of FFMC, a wholly owned subsidiary of First Data. The Company was acquired in June 1990 by FFMC. First Data's October 1995 merger with FFMC, accounted for under the pooling of interests method, resulted in the combination of First Data's accounts receivable management company, ACB, with the Company. ACB was primarily the result of two businesses purchased and combined by First Data in 1993. The following table presents selected historical consolidated financial information of the Company, as of the dates and for the periods indicated. The selected consolidated historical financial information should be read in conjunction with the consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The historical consolidated financial information for each of the years ended December 31, 1995, 1996 and 1997, has been derived from the consolidated financial statements of the Company which have been audited by Ernst & Young LLP, independent auditors. The historical consolidated financial information for each of the years ended December 31, 1993 and 1994 and the six months ended June 30, 1997 and 1998 has been derived from unaudited consolidated financial statements of the Company and, in the opinion of management, includes all adjustments (consisting of normal, recurring, and other adjustments, which are primarily purchase accounting adjustments associated with the two business acquisitions by First Data in 1993, purchase accounting adjustments associated with the acquisition of the Company by NAC and adjustments related to the extinguishment of debt in January 1998.) necessary for a fair presentation of financial position and results of operations and cash flows as of the dates and for the periods indicated. Consolidated results of operations for interim periods are not necessarily indicative of results to be expected for the full year.

                                                                                SIX MONTHS
                                                                                   ENDED
                                    YEAR ENDED DECEMBER 31,                      JUNE 30,
                          -----------------------------------------------  ---------------------
                                                                           PREDECESSOR SUCCESSOR
                           1993      1994      1995      1996      1997       1997       1998
                          -------  --------  --------  --------  --------  ----------- ---------
                            (UNAUDITED)                                         (UNAUDITED)
                                    (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA:
Revenue.................  $91,672  $143,376  $154,506  $138,905  $119,013    $61,268   $ 54,577
Expenses
 Salaries and benefits..   49,824    74,353    81,114    73,636    66,376     34,540     32,751
 Telecommunication......    6,431    10,075     9,539     7,341     6,236      3,286      2,769
 Occupancy..............    3,473     4,959     5,148     4,602     5,014      2,396      2,123
 Other operating and ad-
  ministrative..........   17,531    22,963    27,102    26,586    22,516     10,790      7,332
 Depreciation and amor-
  tization..............    7,467    10,002    11,893    12,021    14,364      6,865     12,256
 Provision for merger
  costs, employee sever-
  ance and office clo-
  sure (2)..............      --        --     13,562     4,323       679        679        --
 Overhead charges from
  First Data ...........      917     1,434     1,545     1,389     1,190        613        --
                          -------  --------  --------  --------  --------    -------   --------
 Operating income
  (loss)................    6,029    19,590     4,603     9,007     2,638      2,099     (2,654)
 Interest expense, net..      526       680       501       241       122         63      7,175
                          -------  --------  --------  --------  --------    -------   --------
 Income (loss) before
  income taxes and ex-
  traordinary item......    5,503    18,910     4,102     8,766     2,516      2,036     (9,829)
 Provision for income
  taxes.................    3,008     8,438     2,611     4,449     2,423      1,274        --
                          -------  --------  --------  --------  --------    -------   --------
 Income (loss) before
  extraordinary item....    2,495    10,472     1,491     4,317        93        762     (9,829)
 Extraordinary loss on
  debt extinguishment...      --        --        --        --        --         --         869
                          -------  --------  --------  --------  --------    -------   --------
 Net income (loss)......  $ 2,495  $ 10,472  $  1,491  $  4,317  $     93    $   762   $(10,698)
                          =======  ========  ========  ========  ========    =======   ========
OTHER DATA:
 Ratio of earnings to
  fixed charges (3).....      4.8x     10.2x      3.1x      6.2x      2.4x       3.4x       --
 Adjusted EBITDA (4)....  $13,496  $ 29,592  $ 30,058  $ 25,351  $ 21,169    $11,196   $  9,602
 Adjusted EBITDA margin
  (4)...................     14.7%     20.6%     19.5%     18.3%     17.8%      18.3%      17.6%
NET CASH PROVIDED (USED)
 BY:
 Operating activities...      N/A       N/A    20,973    23,898    14,624      6,083      9,176
 Investing activities...      N/A       N/A    (7,748)   (7,824)  (29,626)   (28,808)    (2,049)
 Financing activities...      N/A       N/A   (14,488)  (18,197)   12,281     19,627       (250)
 Capital expenditures...      N/A  $  5,800  $  5,016  $  7,005  $  5,465      4,739      2,049
BALANCE SHEET DATA:
Cash.......................................................      $  1,388              $  8,265
Total assets...............................................       190,865               169,859
Total indebtedness (5).....................................       113,901               124,875
Stockholder's equity.......................................        63,879                28,277

(1) In February 1997, the Company acquired certain assets of Consolidated for $23.3 million. The acquisition was accounted for under the purchase method of accounting and, accordingly, the operating results of Consolidated are included in the Company's consolidated financial statements from the date of acquisition.
(2) The provision for merger costs, employee severance and office closure represents charges incurred as a result of integrating the operations of the Company and ACB, which resulted from First Data's 1995 merger with FFMC.
(3) For purposes of the ratio of earnings to fixed charges, (i) earnings include earnings before income taxes and fixed charges and (ii) fixed charges consist of interest on all indebtedness, amortization of deferred financing costs and that portion of rental expense (one-third) that the Company believes to be representative of interest expense. The Company's earnings were insufficient to cover fixed charges by $9.8 million for the six months ended June 30, 1998.
(4) Adjusted EBITDA is earnings before interest, taxes, depreciation, amortization and provision for merger costs, employee severance and office closure, a non-recurring contract settlement expense of approximately $1.6 million, a non-recurring settlement expense with the FTC and a non-recurring expense related to DOE chargebacks aggregating to approximately $1.9 million during the year ended December 31, 1997. Adjusted EBITDA reconciles to net income as follows:

                                 YEAR ENDED DECEMBER 31,         SIX MONTHS ENDED JUNE 30,
                         --------------------------------------- ----------------------------
                                                                  PREDECESSOR    SUCCESSOR
                          1993    1994    1995    1996    1997       1997          1998
                         ------- ------- ------- ------- ------- -------------  -------------
Net Income (loss)        $ 2,495 $10,472 $ 1,491 $ 4,317 $    93   $        762 $     (10,698)
Add: Depreciation and
 amortization              7,467  10,002  11,893  12,021  14,364          6,865        12,256
 Provision for merger
  costs, employee
  severance and office
  closure                    --      --   13,562   4,323     679            679           --
 Non-recurring contract
  settlement                 --      --      --      --    1,553          1,553           --
 Non-recurring
  settlement expense
  with the FTC and
  expenses associated
  with DOE chargebacks       --      --      --      --    1,935            --            --
 Interest expense, net       526     680     501     241     122             63         7,175
 Provision for income
  taxes                    3,008   8,438   2,611   4,449   2,423          1,274           --
 Extraordinary loss on
  debt extinguishment        --      --      --      --      --             --            869
                         ------- ------- ------- ------- -------   ------------ -------------
Adjusted EBITDA          $13,496 $29,592 $30,058 $25,351 $21,169   $     11,196 $       9,602

   The Company believes that Adjusted EBITDA presents a more meaningful discussion than EBITDA since Adjusted EBITDA excludes non-recurring expenses for which First Data has indemnified the Company, and for which the Company will have no on-going cash requirements and which are expected to have no impact on the on-going operations of the Company. Adjusted EBITDA does not represent cash flows as defined by generally accepted accounting principles and does not necessarily indicate that cash flows are sufficient to fund all of the Company's cash needs. Adjusted EBITDA should not be considered in isolation or as a substitute for net income (loss), cash flows from operating activities or other measures of liquidity determined in accordance with generally accepted accounting principles. The Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of revenue. Management believes that these ratios should be reviewed by prospective investors because the Company uses them as one means of analyzing its ability to service its debt, the Company's lenders use them for the purpose of analyzing the Company's performance and the Company understands that they are used by certain investors as one measure of a company's historical ability to service its debt. Not all companies calculate EBITDA in the same fashion and therefore these ratios as presented may not be comparable to other similarly titled measures of other companies.
(5) Total indebtedness as of December 31, 1997 includes a $112.5 million non-interest bearing payable to First Data.

                       UNAUDITED CONDENSED CONSOLIDATED
                        PRO FORMA FINANCIAL INFORMATION

  The following unaudited condensed consolidated pro forma statement of operations for the year ended December 31, 1997 gives effect to the Transactions and the acquisition of Consolidated Collection Co. (acquired February 28, 1997) as though they had occurred on January 1, 1997. The Merger, the Acquisition Facilities, the Senior Credit Facilities and the Offering, together with the application of the proceeds from the Acquisition Facilities, the Senior Credit Facilities and the Offering, are collectively referred to as the "Transactions." The unaudited condensed consolidated pro forma balance sheet of the Company at June 30, 1998 was prepared as if the settlement with First Data had occurred on such date.

  The unaudited condensed consolidated pro forma balance sheet is based on the historical consolidated financial statements for the Company, and the assumptions and adjustments described in the accompanying notes. The unaudited condensed consolidated pro forma statement of operations does not purport to represent what the Company's results of operations would have been if the events described above had occurred as of the date indicated or what results will be for any future periods. The unaudited condensed consolidated pro forma financial information is based upon the assumptions that the Company believes are reasonable and should be read in conjunction with the consolidated financial statements and accompanying notes thereto and "Use of Proceeds" included elsewhere in this Prospectus.

  The acquisition of the Company by NAC has been accounted for on a pro forma basis by the purchase method of accounting, and accordingly the purchase price of $157.2 million (including estimated fees and expenses of approximately $2.0 million) has been preliminarily allocated to the assets acquired and liabilities assumed based upon the estimated fair values as of December 31, 1997. The final allocation of such purchase price, and the resulting amortization expense in the accompanying unaudited condensed consolidated pro forma statements of operations, may differ from the preliminary estimates pending the completion of appraisal studies and management's evaluation of the assets and liabilities of the Company. Management does not believe that either adjustments to the preliminary allocation of the purchase price or the resolution of any known contingencies will have a material impact on the unaudited condensed consolidated pro forma financial information presented. The excess of such purchase price over the estimated fair values of identifiable tangible and intangible net assets has been recorded as goodwill, which is amortized over 30 years on a straight-line basis.

            UNAUDITED CONDENSED CONSOLIDATED PRO FORMA BALANCE SHEET
                              AS OF JUNE 30, 1998
                             (DOLLARS IN THOUSANDS)

                                                                        PRO
                                                                       FORMA
                                                                         AS
                                             HISTORICAL ADJUSTMENTS   ADJUSTED
                                             ---------- -----------   --------
ASSETS
Current assets:
  Cash and cash equivalents                   $  8,265    $ 1,995(a)  $ 10,260
  Cash held for clients                            779        --           779
  Accounts receivable, net                      12,387        --        12,387
  Prepaid expenses and other current assets      1,031        --         1,031
                                              --------    -------     --------
Total current assets                            22,462      1,995       24,457
Property and equipment, net                     11,393        --        11,393
Goodwill and other intangible assets, net      131,422     (7,979)(b)  123,443
Deferred financing costs                         4,384        --         4,384
Other assets                                       198        --           198
                                              --------    -------     --------
Total assets                                  $169,859    $(5,984)    $163,875
                                              ========    =======     ========
LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
  Collections due to clients                       779        --           779
  Accrued compensation                           3,490        --         3,490
  Accounts payable                               1,784        --         1,784
  Accrued severance and office closure costs       929        --           929
  Other accrued liabilities                      7,325        --         7,325
  Current maturities of long-term debt             250        --           250
                                              --------    -------     --------
Total current liabilities                       14,557        --        14,557
Accrued severance and office closure costs       2,400        --         2,400
Long-term debt:
  Term loan facility                            24,625     (5,984)(c)   18,641
  10.25% Senior notes due 2008                 100,000        --        100,00
Stockholder's equity                            28,277        --        28,277
                                              --------    -------     --------
Total liabilities and stockholder's equity    $169,859    $(5,984)    $163,875
                                              ========    =======     ========

              NOTES TO UNAUDITED CONDENSED CONSOLIDATED PRO FORMA
                                 BALANCE SHEET

(a)Reflects the net increase in cash due to the settlement with First Data.

(b)Reflects the decrease in goodwill due to the settlement with First Data.

(c)Reflects the pay-down of the Term Loan Facility with excess cash received as part of the settlement with First Data.

     UNAUDITED CONDENSED CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS AND
                OTHER DATA FOR THE YEAR ENDED DECEMBER 31, 1997
                             (DOLLARS IN THOUSANDS)

                                                                       PRO FORMA
                                                                      AS ADJUSTED
                                                                        FOR THE
                                                       CONSOLIDATED   CONSOLIDATED                                PRO FORMA
                                      CONSOLIDATED    COLLECTION CO. COLLECTION CO. TRANSACTION    PURCHASE PRICE    AS
                         HISTORICAL COLLECTION CO.(A)  ADJUSTMENTS    ACQUISITION   ADJUSTMENT      ADJUSTMENTS   ADJUSTED
                         ---------- ----------------- -------------- -------------- -----------    -------------- ---------
Revenue.................  $119,013       $2,302           $ --          $121,315     $    --           $ --       $121,315
Expenses:
 Salaries and benefits..    66,376          767             --            67,143          --             --         67,143
 Telecommunication......     6,236           97             --             6,333          --             --          6,333
 Occupancy..............     5,014           47             --             5,061          --             --          5,061
 Other operating and
  administrative........    22,516          633             --            23,149          820 (c)        --         23,969
 Depreciation and
  amortization..........    14,364            4             306 (b)       14,674       10,075 (d)       (266)(i)    24,483
 Provision for merger
  costs, employee
  severance and office
  closure...............       679          --              --               679          --             --            679
 Overhead charges from
  First Data............     1,190          --              --             1,190       (1,190)(e)        --            --
                          --------       ------           -----         --------     --------          -----      --------
Total expenses..........   116,375        1,548             306          118,229        9,705           (266)      127,668
                          --------       ------           -----         --------     --------          -----      --------
Operating income
 (loss).................     2,638          754            (306)           3,086       (9,705)           266        (6,353)
Interest expense
 (income)...............       122          (31)            --                91       12,707 (h)       (464)(j)    12,334
                          --------       ------           -----         --------     --------          -----      --------
Income (loss) before
 income taxes...........     2,516          785            (306)           2,995      (22,412)           730       (18,687)
Provision (benefit) for
 income taxes...........     2,423          --              203            2,626       (2,668)(i)        --            --
                          --------       ------           -----         --------     --------          -----      --------
Net income (loss).......  $     93       $  785           $(509)        $    369     $(19,744)         $ 730      $(18,687)
                          ========       ======           =====         ========     ========          =====      ========
OTHER DATA
Pro forma ratio of
 earnings to fixed
 charges (i)............                                                     --

  NOTES TO UNAUDITED CONDENSED CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS
              AND OTHER DATA FOR THE YEAR ENDED DECEMBER 31, 1997

(a) Represents the unaudited historical results of operations of Consolidated for the period from January 1, 1997 to February 28, 1997 (date of acquisition).

(b) Represents an increase in amortization and depreciation resulting from the acquisition of Consolidated.

(c) Represents an increase in other operating and administrative expenses based on the estimated current value of services required to replace those activities included in "Overhead charges from First Data."

(d) Represents an increase in amortization resulting from the acquisition of the company by NAC, as follows: (in thousands)

    Amortization of covenant not to compete..........................  $ 1,425
    Amortization of the value attributable to future revenue from ex-
     isting placements at the date of acquisition, less the direct
     costs of collection.............................................   14,500
    Amortization of goodwill attributable to the acquisition.........    4,100
    Elimination of existing goodwill and other intangible amortiza-
     tion............................................................   (9,644)
    Elimination of pro forma goodwill and other intangible
     amortization relating to Consolidated...........................     (306)
                                                                       -------
                                                                       $10,075
                                                                       =======

(e) Represents the elimination of the overhead cost allocation from First
    Data.

(f) To reflect interest expense (and amortization of deferred financing fees) on a pro forma basis as if the Transactions had been completed on January
    1, 1997. Details of the adjustment are summarized below:
    (in thousands)

    Interest expense on the New Notes................................  $10,250
    Interest expense on the term loan facility (1)...................    1,938
    Amortization of deferred financing fees related to the New Notes
     and the Credit Agreement........................................      479
    Commitment fee for revolving credit facility under the Credit
     Agreement(2)....................................................      131
    Elimination of historical interest expense.......................      (91)
                                                                       -------
                                                                       $12,707

   (1) The term loan facility bears interest at a rate determined at the Company's option, based on the Eurodollar base rate (as defined in the credit agreement) plus 2.125% or the Base Rate, as defined, plus 1.125%. The interest expense has been calculated based on a Eurodollar rate of 5.625%.

   (2) The assumed commitment fee on the unused portion of the revolving credit facility is 0.375% per annum.

(g) The Company's assumed effective tax rate is 42%. The Company has provided a valuation allowance on the entire tax benefit, as it is not "more likely than not" that the benefit will be realized by the Company.

(h) For purposes of the pro forma ratio of earnings to fixed charges, (i) earnings include earnings before income taxes and fixed charges and (ii) fixed charges consist of interest on all debt, amortization of deferred financing costs and that portion of rental expense (one-third) that the Company believes to be representative of interest. On a pro forma basis, the Company's earnings were insufficient to cover fixed charges by $18.6 million.

(i) Represents the decrease in amortization and depreciation resulting from the settlement with First Data.

(j) Represents the decrease in interest expense due to the pay-down on the Term Loan Facility (as defined) resulting from the settlement with First Data.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion is based upon and should be read in conjunction with "Selected Consolidated Financial Data" and the consolidated financial statements of the Company, including the notes thereto, included elsewhere in this Prospectus.

OVERVIEW

  The Company was acquired from First Data by NAC on December 31, 1997, in connection with the Transactions. The Company was previously a wholly owned subsidiary of FFMC, which is a wholly owned subsidiary of First Data. The Company was acquired in June 1990 by FFMC. First Data's October 1995 merger with FFMC, accounted for under the pooling of interests method, resulted in the combination of First Data's accounts receivable management company, ACB, with the Company. ACB was primarily the result of two business combinations consummated by First Data in 1993 accounted for under the purchase method of accounting. The Company has historically relied on First Data for certain general and administrative functions and cash management needs.

  On February 28, 1997, the Company acquired certain assets of Consolidated, a telecommunications accounts receivable management company based in Denver, Colorado. The acquisition was accounted for under the purchase method of accounting. The historical results of operations of the Company include the revenue and expenses of Consolidated from the date of acquisition. Total consideration for the purchase was $23.3 million. See "Unaudited Condensed Consolidated Pro Forma Financial Information."

GENERAL

  The Company is the among the largest independent providers of accounts receivable management services in the United States, as measured by the aggregate principal value of consumer debt placed by credit grantors for collection. The Company offers contingent fee collection, pre-chargeoff accounts receivable management and on-site collection management services, primarily to financial institutions, government agencies, telecommunications companies and healthcare providers. The Company provides sophisticated, customized past-due account collection and accounts receivable management services to its clients through a nationwide network of 15 call centers.

  The Company has historically generated substantially all of its revenue from the recovery of delinquent accounts receivable on a contingency fee basis. In addition, the Company has begun providing pre-chargeoff accounts receivable management services, in which the Company contacts debtors earlier in the collection cycle in an effort to bring the account current before the credit grantor formally charges off the past-due balance. Revenue is earned and recognized upon collection of the accounts receivable for contingent fee services and as work is performed for fixed fee services. The Company enters into contracts with most of its clients which define, among other things, fee arrangements, scope of services and termination provisions. Generally, the contracts may be terminated by either party on 30 to 90 days' notice.

  The Company's costs consist principally of payroll and related personnel costs, telecommunication, occupancy and other operating and administrative costs, and depreciation and amortization. Payroll and related personnel costs consist of wages and salaries, commissions, bonuses and benefits. Other operating and administrative costs include postage and mailing costs, equipment maintenance, marketing, data processing and professional fees.

RESULTS OF OPERATIONS

                                           YEAR ENDED
                                          DECEMBER 31,                     SIX MONTHS ENDED JUNE 30,
                          -------------------------------------------- ----------------------------------
                                                                          1997             1998
                            1995     %     1996     %     1997     %   PREDECESSOR   %   SUCCESSOR    %
                          -------- ----- -------- ----- -------- ----- ----------- ----- ---------  -----
Revenue.................  $154,506 100.0 $138,905 100.0 $119,013 100.0   $61,268   100.0 $ 54,577   100.0
Expenses:
 Salaries and benefits..    81,114  52.5   73,636  53.0   66,376  55.8    34,540    56.4   32,751    60.0
 Telecommunication......     9,539   6.2    7,341   5.3    6,236   5.2     3,286     5.4    2,769     5.1
 Occupancy..............     5,148   3.3    4,602   3.3    5,014   4.2     2,396     3.9    2,123     3.9
 Other operating and ad-
  ministrative..........    27,102  17.5   26,586  19.1   22,516  18.9    10,790    17.6    7,332    13.4
 Depreciation and amor-
  tization..............    11,893   7.7   12,021   8.7   14,364  12.1     6,865    11.2   12,256    22.5
 Provision for merger
  costs, employee
  severance and office
  closure...............    13,562   8.8    4,323   3.1      679   0.6       679     1.1      --      --
 Overhead charges from
  First Data............     1,545   1.0    1,389   1.0    1,190   1.0       613     1.0      --      --
                          -------- ----- -------- ----- -------- -----   -------   ----- --------   -----
Total expenses..........   149,903  97.0  129,898  93.5  116,375  97.8    59,169    96.6   57,231   104.9
                          -------- ----- -------- ----- -------- -----   -------   ----- --------   -----
Operating income
 (loss).................     4,603   3.0    9,007   6.5    2,638   2.2     2,099     3.4   (2,654)   (4.9)
Interest expense, net...       501   0.3      241   0.2      122   0.1        63     0.1    7,175    13.1
                          -------- ----- -------- ----- -------- -----   -------   ----- --------   -----
Income (loss) before in-
 come taxes and
 extraordinary loss.....     4,102   2.7    8,766   6.3    2,516   2.1     2,036     3.3   (9,829)  (18.0)
Provision for income
 taxes..................     2,611   1.7    4,449   3.2    2,423   2.0     1,274     2.1      --      --
                          -------- ----- -------- ----- -------- -----   -------   ----- --------   -----
Income (loss) before ex-
 traordinary items......     1,491   1.0    4,317   3.1       93   0.1       762     1.2   (9,829)  (18.0)
Extraordinary loss on
 debt
 extinguishment.........       --    --       --    --       --    --        --      --       869     1.6
                          -------- ----- -------- ----- -------- -----   -------   ----- --------   -----
Net income (loss).......  $  1,491   1.0 $  4,317   3.1 $     93   0.1   $   762     1.2 $(10,698)  (19.6)
                          ======== ===== ======== ===== ======== =====   =======   ===== ========   =====

 Six Months ended June 30, 1998 Compared to Six Months ended June 30, 1997.

  Revenue. Total revenue was $54.6 million for the six months ended June 30, 1998, as compared to $61.3 million for the six months ended June 30, 1997, a decrease of $6.7 million or 10.9%. The decline in revenue was primarily the result of (i) a decrease in revenue earned of $5.8 million from the cancellation of the old DOE contract and delayed placements under the new GSA and DOE contracts, (ii) a decrease in revenue from banking and retail businesses of $1.3 million primarily from lower placements on gas credit cards, (iii) a decrease in revenue from healthcare account placements of approximately $0.8 million primarily caused by a strategic shift away from less profitable lines of business and (iv) an increased expense to allow for revenue that will not be collected of approximately $0.3 million. These decreases were partially offset by the impact of the February 28, 1997 acquisition of Consolidated, improved revenue of $0.9 million from American Express and from on site services of $0.6 million.

  Expenses. Salaries and benefits expense was $32.8 million for the six months ended June 30, 1998, as compared to $34.5 million for the six months ended June 30, 1997 a decrease of $1.7 million or 4.9%. While placements were delayed from the DOE and GSA, it was not prudent to eliminate trained personnel who would be required for DOE contracts that were later received, hence payroll was not reduced proportionately in relation to the decrease in revenue.

  Telecommunications expense was $2.8 million for the six months ended June 30, 1998, as compared to $3.3 million for the six months ended June 30, 1997 a decrease of $0.5 million or 15.2%. The decrease was primarily the result of lower rates as well as lower levels of activity.

  Occupancy expense was $2.1 million for the six months ended June 30, 1998, as compared to $2.4 million for the six months ended June 30, a decrease of $0.3 million or 12.5%, a consequence of scaling back one facility in the second quarter. Other operating and administrative expense was $7.3 million for the six months ended June 30, 1998, as compared to $10.8 million for the six months ended June 30, 1997 a decrease of $3.5 million or 32.4%. In 1997 the Company incurred a one time contract settlement expense of $1.6 million and a charge of $0.9 million to correct for out of balance conditions explained in the section on the results for 1997. The rest of the savings were generated by general expense controls.

  There were no provisions for severance or office closures in the six months ended June 30, 1998, nor were there any overhead charges from First Data. These two items amounted to $1.3 million in the six months ended June 30, 1997.

  Depreciation and amortization expense was $12.3 million for the six months ended June 30, 1998, as compared to $6.9 million for the six months ended June 30, 1997, an increase of $5.4 million or 78.3%. This increase reflects the amortization associated with the intangibles arising from the Transactions.

  Operating Income (Loss). Operating income was a loss of $2.7 million for the six months ended June 30, 1998, as compared to a profit of $2.1 million for the six months ended June 30, 1997, a reduction in income of $4.8 million. The decrease in revenue of $6.7 million was more than offset by the savings on operating expenses of $7.3 million, however, the increase in depreciation and amortization expense of $5.4 million caused the $4.8 million change in operating income.

  Interest Expense. As a consequence of the form of the financing of the Transactions, interest expense was $7.2 million for the six months ended June 30, 1998 an increase of $7.1 million from the six months ended June 30, 1997.

  Extraordinary Loss. The extraordinary loss on debt extinguishment of $0.9 million represents the write off of deferred debt issuance costs related to the interim financing for the Merger.

  Net Income (Loss). The Company incurred a net loss for the six months ended June 30, 1998 of $10.7 million, as compared to a profit of $0.8 million in the same period of 1997.

 Year Ended December 31, 1997 Compared to the Year Ended December 31, 1996.

  Revenue. Total revenue was $119.0 million for the year ended December 31, 1997, as compared to $138.9 million for the year ended December 31, 1996, a decrease of $19.9 million, or 14.3%. The decline in revenue was primarily the result of (i) a decrease in the Company's revenue from federal, state and local governmental agencies, caused primarily by (a) the DOE's decision in June 1996 to reduce the contingency fee rates paid to all vendors, inducing the Company, and (b) the DOE's decision in April 1997 to temporarily discontinue placements while conducting a bidding process for new contracts, both of which in turn caused revenue from the DOE to decrease from $31.6 million in the year ended December 31, 1996 to $20.7 million in the year ended December 31, 1997, (ii) a decrease in the Company's revenue from American Express from $41.8 million in the year ended December 31, 1996 to $33.7 million in the year ended December 31, 1997, caused primarily by a decline in the contingency fee rates paid by American Express to all vendors, including the Company, and a change in the composition of accounts receivable placed by American Express with the Company and (iii) a strategic reduction in healthcare account placements by the Company to eliminate a significant number of unprofitable clients. The Company believes that these factors may continue to affect revenues going forward. These decreases were partially offset by revenue increases of approximately $10.2 million associated with the acquisition of Consolidated in February 1997.

  Expenses. Salaries and benefits expense was $66.4 million for the year ended December 31, 1997 as compared to $73.6 million for the year ended December 31, 1996, a decrease of $7.2 million or 9.9%. Salaries and benefits expense, which largely comprises variable costs, decreased due to the lower volume of account placements and lower contingency fee rates during 1997 as compared to 1996. Salaries and benefits expense, as a percent of revenue, increased primarily due to the revenue decline associated with the Company's contract with the DOE.

  Telecommunications expense was $6.2 million for the year ended December 31, 1997 as compared to $7.3 million for the year ended December 31, 1996, a decrease of $1.1 million or 15.1%. The decrease resulted from a lower volume of account placements during 1997 as compared to 1996.

  Occupancy expense was $5.0 million for the year ended December 31, 1997, as compared to $4.6 million for the year ended December 1996, an increase of $0.4 million or 9.0%. The increase resulted primarily from the acquisition of Consolidated in February 1997.

  Other operating and administrative expense was $22.5 million for the year ended December 31, 1997, as compared to $26.6 million for the year ended December 31, 1996, a decrease of $4.1 million or 15.3%. The decrease resulted primarily from operational costs incurred in 1996 associated with the integration and consolidation of ACB and the Company and operational improvements gained during 1997 as a result of certain efficiencies gained from the merger of the Company and ACB, and cost savings resulting from the Operating Improvement Plan. In addition, a significant portion of the decrease relates to an expense provision to correct for certain out of balance conditions that occurred during the 1996 integration of the ACB and Company operations resulting from the October 1995 merger of First Data and FFMC. This expense provision amounted to $3.0 million in 1996 and $0.9 million for the first six months of 1997. These decreases were partially offset by (i) a non-recurring contract settlement expense of approximately $1.6 million and (ii) a non-recurring litigation settlement expense with the FTC and a non-recurring expense related to DOE charge backs aggregating to approximately $1.9 million. Other operating and administrative expenses included a $2.1 million charge for the year ended December 31, 1997 for doubtful accounts, compared to a charge of $2.4 million for the year ended December 31, 1996. During the course of preparing the December 31, 1997 financial statements, management, as a consequence of performing analyses and studies, concluded that, on average, 1.87% of its 1997 billings were not collectible. This situation is created by a number of factors including, but not limited to, billing disputes which arise when certain customers believe that the Company is not entitled to the commission it has billed. The charge of $2.1 million was recorded in the year ended December 31, 1997 to reflect the billings that the Company had determined were not collectible. The Company believes that these disputes have been recurring in nature and has instituted policies and procedures that it believes will be adequate to resolve this issue.

  Depreciation and amortization expense was $14.4 million for the year ended December 31, 1997, as compared to $12.0 million for the year ended December, 1996, an increase of $2.4 million or 19.5%. The increase resulted primarily from the amortization expense of the goodwill and other intangibles associated with the Consolidated acquisition in February 1997.

  The provision for merger costs, employee severance and office closure was $0.7 million for the year ended December 31, 1997 as compared to $4.3 million for the year ended December 31, 1996, a decrease of $3.6 million or 84.3%. The charges resulted from the integration of the operations of the Company and ACB and relate to employee severance and branch office closure costs.

  Overhead charges from First Data were $1.2 million for the year ended December 31, 1997, as compared to $1.4 million for the year ended December 31, 1996, a decrease of $0.2 million or 14.3%. First Data allocated general corporate overhead based on 1.0% of the Company's revenue, therefore, the decrease in overhead charges results from the decrease in revenue in 1997 as compared to 1996. These overhead charges are not necessarily indicative of actual or future costs. Management further believes that the incremental general and administrative costs that will result from the Company being a stand-alone entity will not exceed the 1% of revenue charge from First Data.

  Operating Income. Operating income was $2.6 million for the year ended December 31, 1997, as compared to $9.0 million for the year ended December 31, 1996. The $6.4 million or 71.4% decrease is caused by a number of factors each of which are mentioned above. To summarize, revenues declined by $19.9 million or 14.3% even after including the $10.2 million increase associated with the February 1997 acquisition of Consolidated. Salaries and benefits, which represents the Company's most significant expense, declined by $7.2 million or 9.8%. As a percentage of revenue, salaries and benefits increased from 53.0% in 1996 to 55.8% in

1997. The resulting net impact which the decreases in revenues and salaries and benefits had on operating income was a decrease of $12.7 million. In addition, the acquisition of Consolidated generated a $2.4 increase in depreciation and amortization expense. Partially offsetting this aggregate $15.1 million decrease in operating income were reductions of $4.1 million in other operating and administrative expenses, $3.6 million in severance and office closure costs and $1.0 million in telecommunications and occupancy costs and overhead charges from First Data.

 Year Ended December 31, 1996 Compared to the Year Ended December 31, 1995

  Revenue. Total revenue was $138.9 million for the year ended December 31, 1996 as compared to $154.5 million for the year ended December 31, 1995, a decrease of $15.6 million, or 10.1%. The decline in revenue resulted primarily from the aforementioned decision by the DOE in June 1996 to reduce the contingency fees paid to all vendors, including the Company, which in turn caused the revenue from the DOE to decrease from $40.3 million for the year ended December 31, 1995 to $31.6 million for the year ended December 31, 1996. The remaining revenue decline resulted from a decrease in the volume of account placements from clients within both the healthcare and financial services industries.

  Expenses. Salaries and benefits expense was $73.6 million for the year ended December 31, 1996, as compared to $81.1 million for the year ended December 31, 1995, a decrease of $7.5 million or 9.2%. The decrease resulted primarily from the reduction of employee headcount and related benefit costs as part of the restructuring following the merger of First Data and FFMC and lower commission payments resulting from decreased revenue.

  Telecommunication expense was $7.3 million for the year ended December 31, 1996, as compared to $9.5 million for the year ended December 31, 1995, a decrease of $2.2 million or 23.0%. The decrease resulted primarily from cost reductions and improved operating efficiencies derived from the consolidation of telecommunication systems associated with the 1995 merger of First Data and FFMC. These efficiencies also contributed to the reduction in telecommunication expense as a percentage of revenue from 1995 to 1996.

  Occupancy expense was $4.6 million for the year ended December 31, 1996, as compared to $5.1 million for the year ended December 31, 1995, a decrease of $0.5 million or 10.6%. The decrease was attributable to lease cancellations and office closings as part of the corporate restructuring during 1995.

  Other operating and administrative expenses were $26.6 million for the year ended December 31, 1996, as compared to $27.1 million for the year ended December 31, 1995, a decrease of $0.5 million or 1.9%. The decrease resulted primarily from certain operating efficiencies realized in 1996 with the consolidation of operations of the Company and ACB in 1995. Offsetting this efficiency related decrease was a $3.0 million provision in 1996 to correct for certain system related out of balance conditions that occurred during the 1996 integration of the ACB and Company operations resulting from the October 1995 Merger of First Data and FFMC.

  Depreciation and amortization expense was $12.0 million for the year ended December 31, 1996 as compared to $11.9 million for the year ended December 31, 1995, an increase of $0.1 million or 1.1%. Amortization expense resulted primarily from the amortization of the goodwill and other intangible assets recognized in connection with the June 1990 acquisition of the Company by FFMC and the acquisitions consummated by First Data in 1993 accounted for under the purchase method of accounting.

  The provision for merger costs was $4.3 million for the year ended December 31, 1996, as compared to $13.6 million for the year ended December 31, 1995, a decrease of $9.3 million or 68.1%. The Company's 1995 provision included a $5.9 million impairment charge related primarily to the write-off of the ACB trade name and a $3.0 million charge related to an estimated payment to the former owners of a business acquired by First Data in 1993.

  Overhead charges from First Data were $1.4 million for the year ended December 31, 1996, as compared to $1.5 million for the year ended December 31, 1995, a decrease of $0.1 million or 10.1%. First Data allocates general corporate overhead based on 1.0% of the Company's revenues, therefore, the decrease in overhead charges results from the decrease in revenue from 1995 to 1996. These overhead charges are not necessarily indicative of actual or future costs. Management further believes that the incremental general and administrative costs that would result from the Company being a stand-alone entity would not exceed the 1% of revenue charge from First Data.

  Operating Income. Operating income was $9.0 million for the year ended December 31, 1996, as compared to $4.6 million for the year ended December 31, 1995, an increase of $4.4 million, due primarily to a decrease in the provision for merger costs, employee severance and office closures, partially offset by a decrease in revenue.

LIQUIDITY AND CAPITAL RESOURCES

  During the period of ownership by FFMC and subsequently First Data, the Company's principal sources of cash were from operations and intercompany borrowings from FFMC and First Data. Cash has been used for purchases of property and equipment, investments in technology, acquisitions of accounts receivable management companies, and repayment of intercompany debt. Cash provided by operating activities was $14.6 million, $23.9 million and $21.0 million for the years ended December 31, 1997, 1996 and 1995, respectively. The decrease in cash provided by operating activities for the year ended December 31, 1997, versus the year ended December 31, 1996, was primarily due to (i) a decrease in net income of $4.2 million and (ii) a decrease in working capital items of $2.8 million in the year ended December 31, 1996 versus an increase of $1.9 million in the year ended December 31, 1997.

  Cash provided by operating activities was $9.2 million for the six months ended June 30, 1998 as compared to $6.1 million for the six months ended June 30, 1997. Net income before extraordinary items and after adding back depreciation, amortization, taxes and interest (EBITDA) generated $9.6 million as compared to $9.0 million in the 1997 period. Apart from the improvement in operating cash flows caused by the increase in EBITDA, net working capital items, excluding accrued interest of $4.3 million, decreased by $1.1 million in the six months ended June 30, 1998, as compared to their increasing by $3.6 million in the six months ended June 30, 1998.

  Cash used in investing activities for the six months ended June 30, 1998 was $2.0 million, consisting entirely of purchases of equipment and software, as compared to $28.8 million in the six months ended June 30, 1997. Investing activities in 1997 included $24.1 million for the acquisition of Consolidated.

  Cash used in investing activities was $29.6 million, $7.8 million and $7.7 million for the years ended December 31, 1997, 1996 and 1995, respectively. The increase was primarily due to the acquisition of Consolidated in February 1997 for $23.3 million. Cash provided by First Data was used to fund this acquisition. Other than cash used for the Consolidated acquisition in February 1997, the Company's principal use of cash in investing activities has been for capital expenditures primarily for new computer and telecommunication equipment. As a result of the acquisition of the Company by NAC and the implementation of the modified Operating Improvement Plan, the Company has accrued estimated costs of approximately $4.0 million associated with closing certain offices and call centers ($1.8 million), severance payments to employees ($0.9 million) and relocation costs ($0.7 million) and other costs primarily associated with the write-down of leasehold improvements ($0.6 million). Of the $4.0 million, $1.6 million is expected to be paid in 1998, $1.5 million is expected to be paid in 1999 and $0.9 million is expected to be paid in 2000. Specifically, the Company is closing and/or reducing branches which are not operating at full capacity, or whose operations can be consolidated with other branches. Any costs to be paid in 1999 and 2000 are primarily associated with lease commitments on facilities to be closed during 1998 and 1999. Cash used in investing activities for the six months ended June 30, 1998 amounted to $2.0 million, consisting entirely of equipment purchases, as compared to $4.7 million of equipment purchases in the six months ended June 30, 1997. Investing activities for the 1997 period also include $24.2 million related primarily to the February 1997 acquisition of Consolidated.

  In connection with the Transactions, the Company implemented a financing plan which includes the $133.0 million Acquisition Facilities, comprised of an $8.0 million revolving credit facility and a $125.0 million term loan facility and the net proceeds of $39.0 million from the sale of Common Stock by NAC, which in turn had been contributed to the Company. The Acquisition Facilities were refinanced through: (i) $60.0 million of senior secured facilities (the "Senior Credit Facilities"), comprised of a $35.0 million six-year revolving credit facility (the "Revolving Credit Facility"), and a $25.0 million seven-year term loan facility (the "Term Loan Facility"), and (ii) the issuance of the Notes.

  Amounts outstanding under the Term Loan Facility and the Revolving Credit Facility bear interest at the Company's option of either (A) the Base Rate plus the Applicable Margin or (B) the Eurodollar Rate plus the Applicable Margin. The Applicable Margin on loans under the Revolving Credit Facility ranges from 0.375% to 2.50% and the Applicable Margin on the Term Loan Facility ranges from 0.75% to 2.75%; provided, that the Applicable Margin on loans under the Revolving Credit Facility was initially 1.875% for a Eurodollar Loan and 0.875% for a Base Rate Loan and the Applicable Margin on loans under the Term Loan Facility was initially 2.125% for loans utilizing the Eurodollar Rate and 1.125% for loans utilizing the Base Rate. The Term Loan Facility is repayable in quarterly installments in an aggregate annual principal amount of $0.25 million for each of the first six years and the remaining $23.5 million in the last year of the facility. The Company has approximately $35.0 million of unborrowed availability under the Revolving Credit Facility at June 30, 1998.

  Substantially all the agreements relating to the Company's outstanding indebtedness contain covenants that impact the Company's liquidity and capital resources, including financial covenants and restrictions on the incurrence of indebtedness and liens and asset sales. The Company has also negotiated an amendment to the Senior Credit Facility that revises the cumulative EBITDA and related ratio covenants to reflect the Company's revised EBITDA expectations. The Company was in compliance with the revised covenants as of June 30, 1998.

  The ability of the Company to meet its debt service obligations and to comply with the restrictive and financial covenants contained in the Senior Credit Facility and under the Notes in the future will be dependent on the future operating and financial performance of the Company, which will be subject in part to a number of factors beyond the control of the Company, such as prevailing economic conditions, interest rates and demand for credit collection services. See "Risk Factors--Substantial Leverage."

  The Company has reached an agreement with First Data with respect to various matters relating to the acquisition of the Company by its current shareholders in December 1997. The settlement includes a cash payment of $10.9 million to the Company. The Company intends to use the cash payment to reduce indebtedness under its Term Loan Facility by approximately $6.0 million, pay approximately $2.9 million in various expenses relating to the Company's operations under First Data management prior to January 1998, including obligations to the FTC and the DOE, and to increase cash available for working capital and other corporate operations by approximately $2.0 million.

  Management believes that, based on current levels of operations and anticipated improvements in operating results, cash flows from operations and borrowings available under the Senior Credit Facilities will be adequate to allow for anticipated capital expenditures for the next several years, to fund working capital requirements and to make required payments of principal and interest on its debt for the next several years. However, if the Company is unable to generate sufficient cash flows from operations in the future, it may be necessary for the Company to refinance all or a portion of its debt or to obtain additional financing, but there can be no assurance that the Company will be able to effect such refinancing or obtain additional financing on commercially reasonable terms or at all. See "Risk Factors."

INCOME TAXES

  The Company's effective tax rates for the years ended December 31, 1997, 1996 and 1995 were 96.3%, 50.8% and 63.7%, respectively. The effective rate differed from the federal statutory rate of 35% due to state taxes and non-deductible goodwill and a decrease in income before income taxes, without any corresponding decrease in non-deductible goodwill. The 1996 effective tax rate differs from the 1995 tax rate due to the increase in taxable income in 1996 without any corresponding increases in state taxes and non-deductible goodwill. The

Company has not recorded any tax benefit on its loss before income taxes for the six months ended June 30, 1998 as it is not "more likely than not" that the Company will be able to realize such benefits.

  The Company's results of operations have been included in the consolidated federal income tax returns of First Data. The Company's historical income tax expense is presented as if the Company had not been eligible to be included in the consolidated tax returns of First Data. Under the terms of the Merger Agreement, all of the goodwill and other intangible assets recorded in connection with the acquisition are expected to be deductible for federal income tax purposes over fifteen years.

YEAR 2000

  Until recently computer programs were written to store only two digits of date-related information in order to more efficiently handle and store data. Thus the programs were unable to properly distinguish between the year 1900 and the year 2000. This is frequently referred to as the "Year 2000 Problem." In 1997, the Company initiated a company-wide Year 2000 project to address this problem. Utilizing both internal and external resources, the Company is in the process of defining, assessing and converting, or replacing, various programs and hardware to make them Year 2000 compatible. The Year 2000 Problem goes beyond the Company's internal computer systems and requires coordination with clients, vendors, government entities and other third parties to assure that their systems and related interface are compliant.

  The total Year 2000 remediation cost is estimated at approximately $1.5 million, which includes $0.4 million for the purchase of new software that will be capitalized and $1.1 million that will be expensed as incurred. To date, the Company has incurred and expensed approximately $0.2 million, primarily for assessment of the Year 2000 issue, the development of a modification plan and programming costs.

  The project is estimated to be completed by the end of 1998. The Company believes that with modifications to existing software and conversions to new software, the Year 2000 problem will not pose significant operational problems for its computer systems. However, if such modifications and conversions are not made, or are not completed in a timely fashion, the Year 2000 problem could have a material impact on the operations and financial results of the Company.

  The costs of the project and the date on which the Company believes it will complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated.

SEASONALITY AND QUARTERLY FLUCTUATIONS

  Historically, the Company's business tends to be slower in the third and fourth quarter of the year due to the summer and the holiday seasons. However, the Company could experience quarterly variations in revenue and operating income as a result of many factors, including the timing of clients' referrals of accounts, the timing of the hiring of personnel, the timing of operating expenses incurred to support new business, and changes with certain contracts as the Company could incur costs in periods prior to recognizing revenue under those contracts.

IMPACT OF INFLATION

  There was no significant impact on the Company's operations as a result of inflation during the six months ended June 30, 1998 or the years ended December 31, 1997, 1996 or 1995.

RECENT ACCOUNTING PRONOUNCEMENTS

  The Financial Accounting Standards Board (FASB) has issued Statement No. 129, "Disclosure of Information about Capital Structure," which is applicable to all companies. Statement No. 129 consolidates the existing guidance in authoritative literature relating to a company's capital structure. The Statement is effective for financial statements for periods ending after December 15, 1997. The Company does not believe the adoption of this standard will have any impact on the Company's financial statements.

  In June 1997, the FASB issued Statement No. 130, "Reporting Comprehensive Income," and Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information." Both Statements become effective for fiscal periods beginning after December 15, 1997, with early adoption permitted. The Company is evaluating the additional disclosure requirements these Statements are expected to have on the Company's financial statements.

  In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131, establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS 131 is effective for financial statements for fiscal years beginning after December 15, 1997. The Company is currently evaluating the impact SFAS No. 131's additional disclosure requirements are expected to have on its consolidated financial statements.

  In March 1998, the AICPA issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". The SOP is effective for the Company beginning on January 1, 1999; however, earlier adoption is permitted. The SOP will require the capitalization of certain costs incurred after the date of adoption in connection with developing or obtaining software for internal use. The Company currently expenses internal development costs for internal use software as incurred. The Company is evaluating the impact of the SOP on the Company's future earnings and financial position, but does not expect it to be material.

  In April 1998, the AICPA issued SOP 98-5, "Reporting the Costs of Start-Up Activities". The SOP is effective beginning on January 1, 1999, and requires that start-up costs capitalized prior to January 1, 1999 be written-off and any future start-up costs be expensed as incurred. The Company is evaluating the impact of the SOP on the Company's future earnings and financial position.

  In June 1998, the Financial Accounting Standards Board issued statement of Financial Accounting Standards No. 133 "Accounting for Derivative and Hedging Activities" (SFAS 133). SFAS 133 requires companies to record derivatives on the balance sheet as assets or liabilities at fair value. It is effective for financial statements for fiscal years beginning after June 15, 1999. The Company is evaluating the impact of SFAS 133 on the Company's future earnings and financial position, but does not expect it to be material.

                                   BUSINESS

INDUSTRY OVERVIEW

  The accounts receivable management industry has experienced rapid growth since 1990. According to the ACA, account placements to servicers increased from $43.7 billion in 1990 to $122.3 billion in 1996, a compounded annual growth rate of 19%. According to M. Kaulkin & Associates, an industry advisory firm, the total amount of revenue generated by all contingent fee companies was approximately $5.5 billion in 1996 versus approximately $5.0 billion in 1995.

  Two significant trends in the consumer credit industry are primarily responsible for this industry growth. First, consumer debt and delinquencies (leading indicators of current and future business for accounts receivable management companies) have increased in recent years. Second, in an effort to focus on core activities and to take advantage of certain economies of scale, better performance and a lower cost structure offered by accounts receivable management companies, many credit grantors, including government agencies, have chosen to outsource some or all aspects of the accounts receivable management process. In addition, this outsourcing trend has been accelerated by the rapid consolidation of certain credit granting industries, including financial services, telecommunications and healthcare, as companies have focused on core business activities. Such consolidation is creating larger national clients seeking to place accounts with accounts receivable management companies that offer national, rather than local or regional, services.

  The Company believes the collections industry has attractive growth potential. Industry volume is driven by the level of consumer debt and consumer delinquency rates, outsourcing trends and industry consolidation. The Company believes that the current outlook for these industry drivers suggests that the collections industry will continue to demonstrate strong growth in the coming years.

  COLLECTION PROCESS. Contingent fee services are the traditional services provided in the accounts receivable management industry. Creditors typically place non-performing accounts with outside agencies, usually when the receivable is 180 to 270 days past due. The contingent fee is generally based on the estimated collectability of the receivable in terms of the costs that the contingent fee servicer must incur to effect repayment. The earlier the placement (i.e., the less elapsed time between the past-due date of the receivable and the date on which the debt is placed with the contingent fee servicer), the higher the probability of making a recovery.

  There are three main types of placements in the contingent fee business, each representing a different stage in the cycle of accounts receivable collection that are placed with outside agencies. Primary placements are accounts, typically 180 to 270 days past due, that are placed with outside agencies for the first time and usually result in a lower average contingency fee rate. Secondary and tertiary placements are accounts receivable, typically over 360 days past due, that have previously been placed with an outside agency as a primary placement and are then reassigned to another agency for further processing, including asset searches, obtaining judgments, and other legal remedies, in an effort to obtain repayment. In addition, credit grantors are increasingly placing accounts with accounts receivable management companies earlier in the collection cycle, often prior to the 180 days past due typical in primary placements, either on a contingent fee or fixed fee basis.

  The following chart illustrates the collection process utilized by the Company for bank credit card debt:


                             [CHART APPEARS HERE]


  The most widely used fee arrangement utilized by credit grantors in recovering charged off accounts receivable is contingency fee. Recently, certain credit grantors have sought to reduce their portfolios of charged off accounts receivable by selling such portfolios. These portfolios are comprised of accounts often two to three years past due that previously have been placed with an outside agency, but remain uncollected. The largest percentage of purchased portfolios originate from credit card receivables. These portfolios are typically purchased at a discount to the aggregate principal value of the accounts, with an inverse correlation between the purchase price and the age of the delinquent accounts. Traditional collection techniques are subsequently employed to obtain payment of charged off accounts. As a result of the Company's strategy of focusing on servicing clients earlier in the collection cycle, the Company has no current intention to engage in material acquisitions of debt portfolios.

  The accounts receivable management industry has become increasingly efficient with the implementation of new technology. Today, leading companies in this industry use proprietary databases, automated power dialers, automatic call distributors and computerized skiptracing capabilities to increase the number of contacts with debtors. These technological advances contribute to industry consolidation and facilitate the provision of related accounts receivable management outsourcing services. The Company believes that firms with the most efficient operating systems typically generate higher recovery rates at lower cost.

  INCREASE IN CONSUMER DEBT AND DELINQUENCIES. Consumer debt has grown in the United States from $3.8 trillion in 1991 to $5.4 trillion in 1996, representing a compound annual growth rate of 7.3%. This increase in consumer debt has been accompanied by higher levels of delinquencies. From 1991 to 1997, bank card delinquency rates ranged from a low of 3.3% in 1994 to a high of an estimated 4.9% for year end 1997. Largely as a result of these trends, placements to contingent fee companies have grown from approximately $43.7 billion in 1990 to approximately $122.3 billion in 1996, a compound annual growth rate of 18.7%, according to the ACA, an industry trade association.

  CORPORATE OUTSOURCING. Increasing numbers of companies are outsourcing non-core functions that can be more efficiently conducted by specialized firms. By outsourcing these functions, companies are able to focus on core revenue generating activities and reducing costs, thereby improving productivity. In particular, the Company believes many credit grantors are recognizing the advantages of outsourcing accounts receivable management as a result of factors including (i) the increasing complexity of such functions, (ii) rapid growth in consumer debt levels and the increase in delinquencies, (iii) changing regulations applicable to debt collection practices and (iv) the development of sophisticated call management centers requiring substantial capital investment, technical information systems capabilities and human resource commitments. The Company believes that outsourcing these services provides value to clients through lower delinquencies, improved customer relations and reduced chargeoffs.

  GOVERNMENT OUTSOURCING. Government agencies on the federal, state and local levels are also increasing their use of private collection agencies. A 1995 study by the Mercer Group, an independent industry research firm, showed that from 1985 to 1995 local governments had significantly increased their use of private collection agencies. Similarly, an estimated 32 of the 52 federal government agencies currently utilize private collection agencies to assist in the collection of a portion of the approximately $200 billion of non-tax related debt owed to the federal government. Private agencies have also demonstrated a greater effectiveness in debt collection, as evidenced by a 1994 study by the General Accounting Office which found that the average collection rate of private collection agencies was 45% higher than that of state government agencies.

  INDUSTRY CONSOLIDATION. The accounts receivable management industry is highly fragmented, consisting of approximately 6,300 collection agencies as of 1996, according to ACA. According to M. Kaulkin & Associates, the ten largest agencies accounted for approximately 17% and 20% of the total 1995 and 1996 contingent revenue, respectively, for the industry. The Company believes that the industry is entering a period of consolidation driven by a number of factors, including (i) the economies of scale available to larger operators,
(ii) new technology which facilitates the collection process, (iii) the ability of large operators to provide services nationally and (iv) increased licensing and regulatory burdens.

  CLIENT CONSOLIDATION. The largest credit-granting industries, including fi-nancial services, telecommunications, healthcare and retail, are experiencing continued consolidation. As a result, the operations of many credit grantors are becoming increasingly complex and the Company believes such credit grant-ors are shifting account placements to accounts receivable management compa-nies that have the ability to service a large volume of placements on a na-tional basis.

COMPANY HISTORY

  In the Merger, the Company was acquired from First Data by NAC on December 31, 1997. The Company was previously a wholly owned subsidiary of FFMC, which is a wholly owned subsidiary of First Data. The Company was acquired in June 1990 by FFMC. First Data's October 1995 merger with FFMC, accounted for under the pooling of interests method, resulted in the combination of First Data's accounts receivable management company, ACB, with the Company. ACB was primarily the result of two acquisitions consummated by First Data in 1993, accounted for under the purchase method of accounting.

THE COMPANY

 Overview

  The Company is among the largest independent providers of accounts receivable management services in the United States, as measured by the aggregate principal value of placement volume. The Company offers contingent fee collection, pre-chargeoff accounts receivable management and on-site collection management services, primarily to financial institutions, government agencies, telecommunications companies and healthcare providers. The Company provides sophisticated, customized past-due account collection and accounts receivable management services to its clients through a nationwide network of 15 call centers.

  The Company has historically generated substantially all of its revenue from contingent fees received for collection services provided to a wide variety of credit grantors. Contingent fee services, which are the traditional services provided in the accounts receivable management industry, involve collecting delinquent consumer debt placed with the collection services provider in exchange for a percentage of realized collections. The Company has a client base that includes American Express, AT&T, BellSouth, the DOE, First Union, GMAC, the GSA, MCI, Mobil, NationsBank, Novus (issuer of DISCOVER Card) and Texaco.

  In order to provide more comprehensive collection solution for its clients, the Company has also begun providing pre-chargeoff accounts receivable management services, in which the Company contacts debtors earlier in the collection cycle in an attempt to bring the account current before the credit grantor formally charges off the past-due balance. For these services, the Company is typically paid a monthly fee for each account it manages and, in certain circumstances, additional performance-based fees. The Company has also begun contracting with credit grantors to provide on-site accounts receivable management, collections personnel and related services. The Company believes that there is significant growth potential in these service areas, primarily due to increased outsourcing of accounts receivable management services by credit grantors.

  In the first quarter of 1997, a new senior management team, led by Jerrold Kaufman as President and Chief Executive Officer, implemented a business strategy focused on increasing revenues with existing clients and developing new relationships with other large credit grantors while implementing the Operating Improvement Plan. The Operating Improvement Plan includes (i) reducing the number of information systems utilized by the Company, (ii) reducing overhead expense by reducing corporate staff headcount through attrition and (iii) significantly reducing the number of unprofitable and lower margin clients. In connection with the Merger on December 31, 1997, management, along with the Investor Group and NAC, approved a modification to the Operating Improvement Plan to rationalize the Company's operating facilities which will result in additional headcount reduction and relocation of personnel.

  Through its demonstrated collection performance and improved customer service, the Company has recently received new contracts with the DOE, MCI, Chrysler and the GSA. In addition, the Company is experiencing growth in its revenue from pre-chargeoff services. For example, the Company recently successfully completed a pilot pre-chargeoff program for a significant client that is being implemented on a larger scale in 1998 with the Company as a key service provider.

COMPETITIVE STRENGTHS

  The Company believes that it has the following competitive strengths:

  REPUTATION AS AN INDUSTRY LEADER. The Company has been in the accounts receivable management business since 1947. The Company has grown to become among the largest independent providers of accounts receivable management services in the United States, as measured by placement volume and has long standing relationships with many of its clients.

  COLLECTION PERFORMANCE. Most clients utilize multiple accounts receivable management providers and choose these providers based upon overall collection results. The Company has developed a disciplined approach to collections that effectively utilizes technology and personnel training programs in a way that management believes is unique in the industry. As a result of its historical collections performance, the Company is often one of the largest providers of accounts receivable management services to its major clients.

  NATIONAL PRESENCE. The Company operates in all 50 states through 15 call centers and three corporate offices. The Company believes its ability to collect nationally provides a competitive advantage when servicing large, national credit grantors and positions it well to benefit from the industry's ongoing consolidation.

  STRONG MANAGEMENT. Beginning with the appointment of Jerrold Kaufman as president and chief executive officer in September of 1996, the Company has assembled an executive management team with extensive experience in the collections industry, call center management and labor intensive operations. In addition, the Company has a very experienced team of line managers at the call center level. These managers have worked an average of over nine years with the Company.

  DISTINGUISHED CLIENT BASE. The Company services a large and diverse client base, and its more than 400 clients include American Express, AT&T, BellSouth, the DOE, First Union, the GSA, GMAC, MCI, Mobil, NationsBank, Novus (issuer of DISCOVER Card) and Texaco. Moreover, the Company (or its predecessors) has been in the collection business since 1947 and has had relationships with some of its clients for more than 25 years, including Texaco (47 years), Mobil (35 years) and American Express (27 years).

BUSINESS STRATEGY

  The Company's experience, performance and market share contribute to its success and position as an industry leader. In order to generate increased revenue and reduce costs, the Company's senior management team has developed a business strategy emphasizing the following key components:

  FOCUS ON CORE COLLECTION ACTIVITIES. The Company believes it has a competitive advantage in the marketplace based on its reputation and performance as a leading collection services provider serving a wide range of credit grantors. Due to favorable industry trends, the Company believes that the contingent placement market will continue to experience attractive growth, and the Company intends to rely on its strong collection performance to attract a greater share of contingent placements from existing clients and to develop new contingent placement relationships.

  EXPAND PRE-CHARGEOFF SERVICES. The Company intends to further expand its pre-chargeoff services to provide more comprehensive collection solutions for its clients. In response to significantly higher delinquencies, credit grantors are increasingly outsourcing their pre-chargeoff accounts receivable management functions. Growth in the pre-chargeoff business is expected to complement and diversify the Company's existing revenue base by creating a more predictable revenue stream through the establishment of additional longer-term fixed-fee contracts.

  IMPLEMENT OPERATING IMPROVEMENT PLAN. In the first quarter of 1997, the Company's new management team began implementing its Operating Improvement Plan designed to improve productivity, further integrate the Company's various acquired businesses and reduce costs. This plan includes (i) reducing the number of information systems utilized by the Company, (ii) reducing overhead expense by reducing corporate staff headcount through attrition and (iii) significantly reducing the number of unprofitable and lower margin clients. In connection with the Merger on December 31, 1997, management, along with the Investor Group and NAC, approved a modification to the Operating Improvement Plan to rationalize the Company's operating facilities which will result in additional headcount reduction and relocation of personnel.

  LEVERAGE SIZE AND NATIONAL REACH. The Company believes that its national presence, infrastructure and operating expertise allow it to provide superior accounts receivable management for large national credit grantors, including the federal government. The Company intends to capitalize on its ability to manage large national placements by taking advantage of opportunities that arise from consolidation among credit grantors and by extending its non-traditional services to clients located throughout the United States.

  UTILIZE TECHNOLOGY TO INCREASE COLLECTIONS. Since the beginning of 1994, the Company has made capital expenditures of over $15 million in its telecommunications equipment, software and computer systems. These investments enable the Company to operate more efficiently and manage large accounts receivable programs. The Company is able to customize procedures and reports to meet the varying needs of its clients. The Company believes that these capital expenditures and technological capabilities will continue to enhance its competitive position.

  GROW THROUGH ACQUISITIONS. The Company has completed acquisitions of other collection service providers to expand its client base, acquire new service capabilities, and enter new market segments. For example, the Company acquired Consolidated in February 1997, to expand its telecommunications business. The Company intends to review acquisition candidates on an ongoing basis and will seek to make opportunistic acquisitions to further solidify its market position. The Company does not currently have any agreements with respect to future acquisitions.

SERVICES

  In order to achieve its objective of becoming the accounts receivables manager of choice for its clients, the Company has developed specialized and cost-effective services. The Company's wide range of programs and products allows its clients to customize services received in ways that meet their outsourcing objectives. These services range from traditional, post-chargeoff contingency collection services to complete on-site management of all stages of a client's accounts receivable process.

  Following is a description of the services offered by the Company:

  CONTINGENT FEE SERVICES. The Company is among the largest independent providers of contingent fee services in the United States and offers a full range of contingent fee collection services to consumer and commercial credit grantors. The Company utilizes sophisticated management information systems to leverage its experience with locating, contacting and effecting payment from delinquent account holders. The Company specializes in servicing consumer creditors but maintains a growing presence in the commercial collections business. With 15 call centers in 14 states and approximately 2,050 employees, the Company has the ability to service a large volume of accounts with national coverage. The Company generated approximately 95%, 93% and 89% of its revenue through contingent fee services for the year ended December 31, 1996, the year ended December 31, 1997, and the six months ended June 30, 1998, respectively.

  PRE-CHARGEOFF RECEIVABLE MANAGEMENT SERVICES. In addition to traditional contingent fee services, the Company has developed pre-chargeoff programs. In these programs, the Company receives accounts from credit grantors before chargeoff and earns a fixed fee per account rather than a percentage of realized collections. With its operational expertise in managing receivables, the Company offers credit grantors a variety of pre-chargeoff outsourcing options including (i) staff augmentation, (ii) inbound and outbound calling programs, (iii) skiptracing and (iv) total outsource. Account follow-up is an extension of the client's existing procedures utilizing experienced customer service collection personnel to fully collect balances of delinquent accounts. The Company believes that outsourcing these services allows credit grantors to reduce collections costs while also achieving lower delinquencies, improved customer retention and reduced chargeoffs.

  ON-SITE MANAGEMENT SERVICES. The Company has expanded its services to include on-site accounts receivable management for credit grantors whereby the Company manages the client's internal collection efforts by providing management, collection personnel and related services at the customer's location. This program allows clients to outsource their accounts receivable collection activities, while maintaining supervisor oversight. The Company's management directs the efforts of the entire collection staff and, through its expertise, provides efficient use of the customer's technology and creative collection techniques. The Company expects to offer these services across all of its markets in the future.

OPERATIONS

  The Company provides collection services to credit grantors on a national basis. Clients typically place accounts with the Company daily or weekly by electronic data transfer. Account collection procedures are either specified contractually by the credit grantor or designed by the Company to meet performance and productivity goals. These procedures are designed to increase recoveries based on the account's age and balance, the debtor's payment and credit history and the effort required to locate the debtor.

  The Company has developed sophisticated collection procedures for account treatment. Automated processes allow collection representatives to access personal and credit information necessary to make early contact with debtors. After account preparation, the Company employs complex telephone and correspondence strategies designed to initiate contact, perhaps the most difficult task in the process. The Company seeks to maximize collections and minimize expense through the use of automated dialing programs as well as manual calling efforts. The Company has also designed account flow processes whereby accounts are automatically transferred to specialized branch locations at prescribed time periods. These branch locations utilize targeted collection efforts to increase the chance of recovery.

  Upon contact with a debtor and in accordance with account collection procedures agreed upon with the client, collection representatives attempt to negotiate a settlement, which may include immediate payment in full, mutually agreed upon payment terms or, in some cases, a reduction in principal. In some instances, legal action is required to effect collection from delinquent debtors. Once the Company receives permission from the creditor to pursue legal action, the Company forwards the account to its independent network of attorneys.

CUSTOMERS

  The Company services a large and recognized client base which includes American Express, AT&T, BellSouth, the DOE, First Union, the GSA, GMAC, MCI, Mobil, NationsBank, Novus (issuer of DISCOVER card) and Texaco. Many of these clients have used the Company or its predecessors for more than 25 years including Texaco (47 years), Mobil (35 years), and American Express (27 years).

  The Company categorizes its clients by industry. The Company's revenue from the following industries for the six months ended June 30, 1998, are:

            Financial Services....................  48.5%
            Telecommunication.....................  14.5%
            Retail................................  14.0%
            Institutional (1).....................  13.7%
            Healthcare............................   8.5%
            Other.................................   0.8%
                                                   ------
              Total............................... 100.0%
                                                   ======

--------
(1) Institutional revenue consists primarily of revenue from local, state and federal government entities.

SALES AND MARKETING

  The Company's sales and marketing activities are coordinated by the Company's President and managed by the senior vice president of sales, supported by a sales force of five professionals. The President is directly responsible for the Company's largest account, American Express. The Company's marketing strategy is to (i) attract a greater share of placements by strengthening relationships with targeted clients, (ii) expand the services it provides to its existing clients by offering end-to-end receivable management services and (iii) target new clients in high-growth markets.

  In its sales efforts, the Company emphasizes its industry experience, reputation, collection performance and national presence, which the Company believes are the four key factors considered by large credit grantors when selecting an accounts receivable service provider. The Company will increasingly focus on cross-selling its full range of outsourcing services to its existing clients and will use its product breadth as a selling point in developing new business.

TECHNOLOGY

  The Company utilizes a variety of management information and telecommunication systems to enhance productivity in all areas of its business. The Company has two primary software systems dedicated to its core business. One system is a program developed and used primarily for one of its largest clients. The other system was developed by a third party and the Company believes it to be the most advanced commercially available collection software. Both systems have been tailored to meet the specific needs of the Company's customers and, in many cases, to integrate smoothly into their accounts receivable management processes. These systems also interface with certain commercially available data bases, which provide information used for debtor evaluation and contacts.

  Both systems utilize a mainframe configuration and are designed to provide maximum flexibility to the call centers while providing the centralized controls necessary for effective management and for client interfaces. These systems allow each collections facility to function independently.

  In addition, the Company utilizes sophisticated telecommunications equipment, including automated call distribution systems and power dialers, which significantly increase account representative productivity over conventional manual dialing. Since the beginning of 1994, the Company has made capital expenditures of over $15 million in its telecommunications equipment, software and computer systems. The Company is in the process of upgrading its systems and hardware to allow for anticipated growth.

  A key component of the Company's Operating Improvement Plan has been the reduction of its collection operating system platforms from nine to three. This reduction has resulted in significant cost savings due to reduced personnel and other costs associated with programming, data processing and other administrative functions.

FACILITIES

  As of June 30, 1998, the Company operated 15 branches and three corporate offices in 14 states across the United States, all of which are leased. The Company's facilities are strategically located to provide more cost-effective services to its clients.

COMPETITION

  The accounts receivable management industry is highly competitive. The Company competes with approximately 6,300 providers, including national corporations such as Equifax Inc., National Revenue Corp., NCO Group, Inc., Outsourcing Solutions Inc., The Union Corporation and many regional and local firms. Most larger clients retain multiple accounts receivable management and recovery providers and periodically evaluate collections performance. As a result of its historical collections performance, the Company is often one of the largest providers of accounts receivable management services to its major clients.

EMPLOYEES AND TRAINING

  As of June 30, 1998, the Company had a total of approximately 2,050 employees, of which approximately 1,550 were collectors. None of the Company's employees is represented by a labor union. The Company believes that its relations with its employees are good.

  The Company's success in recruiting, hiring and training a large number of employees is important to its ability to provide high quality accounts receivable management and collections services to its clients. The Company believes that the experience and depth of its call center management personnel afford it a significant competitive advantage compared to other collection agencies. These personnel have worked with the Company for an average of over nine years. The Company recognizes the significant role these line managers play in the Company's success and, to assist in their retention, the Company compensates them at levels it believes to be above the industry standard. The Company does not limit hiring to those with previous collection experience. Generally, the Company hires a mix of people with previous experience in collections or accounts receivable management, as well as people whom the Company believes possess the necessary skills to be successful collectors.

  All new employees are required to successfully complete the Company's extensive training program. The Company designed its training program to foster competency and proficiency in the employee's collection activities, including negotiating skills and account procedures. The instructors for the training program are all certified by the ACA. All collector training provides full and in-depth coverage of compliance with the FDCPA and other laws governing the industry. To the extent required, all collectors are licensed and registered for states where their debtors reside. Only after licensing, registration, and training are collectors assigned an account for collection.

LEGAL

  The Company is a defendant in various legal proceedings involving claims for damages, which constitute ordinary routine litigation incidental to its business. The Company is currently a defendant in two class action lawsuits filed in the U.S. District Court for the Northern District of Illinois, in which it is alleged that the Company violated certain provisions of the FDCPA. The Company expects to settle one of these class actions for an amount less than $150,000 and is continuing to defend the remaining putative class action suit. The FDCPA sets the maximum liability for such class action suits at the lesser of $500,000 or 1% of the defendants' net worth. The Company believes that it is in substantial compliance with the FDCPA and comparable state statutes, although the Company reached a settlement in 1992 in an action commenced by the FTC staff in which it alleged the Company had violated the FDCPA. The matter was resolved with the Consent Decree, in which the Company did not admit any liability. Pursuant to the Consent Decree, the Company agreed to take additional steps to ensure compliance with the FDCPA and paid a penalty of $100,000. The FTC staff recently completed an investigation regarding the Company's compliance with the Consent Decree from January 1, 1994 to date. Without admitting liability for any of the alleged violations of the FDCPA, the Company has settled the matter by agreeing to pay a civil penalty of $1.0 million and by implementing certain procedures in connection with the operation of the business, consisting primarily of disclosure to debtors of their rights and enhanced training and compliance reporting requirements. In connection with the Merger, First Data agreed to indemnify the Company for any monetary penalty and expenses incurred in connection with the FTC investigation. The settlement was filed with the court on October 6, 1998 in the form originally proposed. United States v. Nationwide Credit, Inc., Civ. Act. No. 1:98-CV-2929. The Company believes that compliance by the Company with the provisions of the Consent Decree, as well as with the additional provisions related to the proposed settlement of the FTC investigation, will not materially affect the Company's financial condition or ongoing operations. See "Risk Factors--Litigation."

GOVERNMENTAL REGULATION

  Certain of the Company's operations are subject to compliance with the FDCPA and comparable statutes in many states. Under the FDCPA, a third-party collection agency is restricted in the methods it uses to collect consumer debt. For example, a third-party collection agency is limited in communicating with persons other than the consumer about the consumer's debt, may not telephone at inconvenient hours and must provide verification of the debt at the consumer's request. Requirements under state collection agency statutes vary, with most requiring compliance similar to that required under the FDCPA. In addition, most states and certain municipalities require collection agencies to be licensed with the appropriate authorities before collecting debts from debtors within those jurisdictions. The Company maintains licenses in all jurisdictions in which its operations require it to be licensed. It is the Company's policy to comply with the provisions of the FDCPA, comparable state statutes and applicable licensing requirements. The Company has established certain policies and procedures to reduce the likelihood of violations of the FDCPA and related state statutes. All account representatives receive extensive training on these policies and must pass a test on the FDCPA. Each account representative's desk has a list of suggested and prohibited language by the telephone. The agents work in an open environment, which allows managers to monitor interaction with debtors, and the system automatically alerts managers of potential problems if calls extend beyond a certain duration.

  Strict compliance with all of the relevant laws and regulations governing the accounts receivable management industry is a top priority of the Company. The Company is establishing new processes for complaint prevention and resolution that are expected to be the standard for the debt collection industry. The process will be administered in the field and monitored by the general counsel's office and a special committee of the Board of Directors.

  Any complaint against the Company or one of its employees is recorded and a thorough investigation is initiated and appropriate corrective measures are taken. The Company is extremely earnest in its efforts to avoid complaints.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  Set forth below are the names, ages and positions of the respective directors of the Company's board of directors (the "Board of Directors") and the executive officers of the Company. All directors hold office until the next annual meeting of stockholders of the Company and until their successors are duly elected and qualified.

          NAME            AGE                     POSITIONS
          ----            ---                     ---------
David B. Golub...........  36 Director, Chairman of the Board
Jerrold Kaufman..........  58 Chief Executive Officer, President and Director
Nora E. Kerppola.........  33 Director
Loren F. Kranz...........  46 Chief Operating Officer, Executive Vice President,
                              Secretary and Director
Wesley W. Lang, Jr. .....  40 Director, Vice Chairman of the Board
Lester Pollack...........  65 Director
Jeffrey A. Weiss.........  54 Director
Craig S. Whiting.........  41 Director
Paul J. Zepf.............  33 Director
Michael Lord.............  51 Chief Financial Officer and Treasurer
Daniel Sullivan..........  48 Senior Vice President--Sales
Gregory Schubert.........  32 Senior Vice President--Operations

  DAVID B. GOLUB is a Managing Director of Centre Partners. He has worked at Centre Partners and a predecessor fund, Corporate Advisors, L.P. ("Corporate Advisors"), since 1988. Mr. Golub also serves as a director of The Burton Corporation and Manorhouse Retirement Centers, Inc.

  JERROLD KAUFMAN joined the Company in October 1994 as the Senior Vice President of Sales and Marketing. In June 1996, Mr. Kaufman was named Executive Vice President, Sales and Marketing and in September was named President of the Company. Prior to joining the Company, Mr. Kaufman held several executive positions in the accounts receivable collections industry. From 1986 to 1992, Mr. Kaufman worked for American Creditors Bureau, where he was Vice President of sales and marketing and served as a director. In 1992, Mr. Kaufman started ABACUS Financial Management Services and served as its Chairman and Chief Executive Officer until 1994.

  NORA E. KERPPOLA is a Principal of Weiss, Peck & Greer, L.L.C., Inc. which she joined in 1994 from Investor International (U.S.). Ms. Kerppola also serves as a director of Dollar Financial Group, Inc. and Powell Plant Farms, Inc.

  LOREN F. KRANZ joined the Company in January 1997. Mr. Kranz has substantial general management experience in highly labor intensive, customer-focused business activities. He held numerous positions during his 23-year tenure with General Electric Company ("General Electric"). In his most recent assignment with General Electric, Mr. Kranz served as CEO of Advanced Services, Inc., a wholly owned subsidiary of GE Appliances.

  WESLEY W. LANG, JR. is a Managing Director and member of the Executive Committee of Weiss, Peck & Greer, L.L.C, which he joined in 1985 from Manufacturers Hanover Trust Company. Mr. Lang also serves as a director of Chyron Corporation, Michael Alan Designs, Dollar Financial Group, Inc., Meridian Aggregates Company, Powell Plant Farms, Inc. and Tire Kingdom, Inc.

  LESTER POLLACK is a Managing Director of Centre Partners, which he founded in 1986. He has also been a Managing Director of Lazard Freres & Co. LLC since 1995 (prior thereto, a general partner). Mr. Pollack also serves as a director of Parlex Corporation, Tidewater, Inc., LaSalle Re Holdings Limited, Firearms Training Systems, Inc. and SunAmerica, Inc.

  JEFFREY A. WEISS has served as the Chairman, President, and Chief Executive Officer of Dollar Financial Group, Inc. since 1990. Until 1992, Mr. Weiss was also a Managing Director at Bear Stearns & Co. Inc. with primary responsibility for the firm's investments in small to mid-sized companies, in addition to serving as Chairman and Chief Executive Officer for several of these companies. Mr. Weiss is the author of several popular financial guides.

  CRAIG S. WHITING is a Managing Director of Weiss, Peck & Greer, L.L.C., which he joined in 1992. Previously he was a vice president at Credit Suisse First Boston Corporation. Mr. Whiting also serves as a director of Color Associates, Inc., Michael Alan Designs and Tire Kingdom, Inc.

  PAUL J. ZEPF is a Managing Director of Centre Partners. He has worked at Centre Partners and a predecessor fund, Corporate Advisors, since 1989. Mr. Zepf also serves as a director of LaSalle Re Holdings Limited, Firearms Training Systems, Inc. and The Learning Company.

  MICHAEL LORD joined the Company in May 1998 after being retained as a consultant in January 1998. Prior to joining the Company, Mr. Lord was a managing director of The RDR Group, Inc., specializing in financial and operational consulting since 1991.

  DANIEL SULLIVAN joined the Company in May 1998. Prior to joining the Company, Mr. Sullivan was a Vice President and General Manager for GE Capital, Retailer Financial Services, Southern Business Group ("GE Capital") since September 1995. From December 1991 to September 1995, Mr. Sullivan was an Executive Director of Marketing for GE Capital.

  GREGORY SCHUBERT joined the Company in March 1992. Previously, Mr. Schubert held various management positions with Financial Collection Agencies, Inc. In early 1996, Mr. Schubert was promoted to the position of Vice President-AMEX and given the responsibility for managing the Company's largest client. Mr. Schubert was promoted in October 1996 into his current position as Senior Vice President--Operations. In this role, Mr. Schubert oversees all field operations and recovery efforts in both the pre-chargeoff and post-chargeoff categories. Mr. Schubert has over 13 years experience in the collection industry.

COMPENSATION OF DIRECTORS

  Officers who are also directors are not provided with any additional compensation for their services on the Board of Directors other than the reimbursement of expenses associated with attending meetings of the Board of Directors or any committee thereof. Mr. Weiss will receive compensation of $30,000 per year and all other directors will receive $15,000 per year for their services, as well as reimbursement of expenses associated with attending meetings of the Board of Directors or any committee thereof.

EXECUTIVE COMPENSATION

  The executive officers of the Company did not receive any compensation from the Company during the prior fiscal year. The Company has entered into employment agreements with Messrs. Kaufman, Kranz, Lord and Schubert. The compensation to be paid to the executive officers of the Company will be determined by the terms of those agreements and the Board of Directors of the Company.

EMPLOYMENT AGREEMENTS

  JERROLD KAUFMAN EMPLOYMENT AGREEMENT. Mr. Kaufman entered into an employment agreement with the Company as of December 31, 1997. Pursuant to his employment agreement, Mr. Kaufman will serve as the Chief Executive Officer of the Company through December 31, 2000, unless terminated earlier as provided therein.

  The compensation provided to Mr. Kaufman under his employment agreement includes an annual base salary of $260,000, with the potential to receive an annual bonus based upon qualitative criteria and the attainment of quantitative financial goals established annually by the Board of Directors. For the year ending December 31, 1998, Mr. Kaufman will have the potential to receive a bonus of up to $45,000, plus an additional bonus of up to $105,000 based on the Company's EBITDA (as defined therein) for the year. Mr. Kaufman is also eligible to participate in all employee benefit programs of the Company. In addition, Mr. Kaufman is entitled to reimbursement for reasonable and necessary expenses made in furtherance of his employment.

  Mr. Kaufman's employment agreement also provides that if Mr. Kaufman is terminated without cause, he will be entitled to receive a severance benefit, payable over a period of 12 months, in an amount equal to 12 months of his then-existing base salary less the amount of compensation he receives from another source during the last six months of the year during which his severance benefit is payable under the terms of his employment agreement.

  The employment agreement also provides that, without prior written consent of the Board of Directors, Mr. Kaufman will not directly or indirectly (i) engage, participate or invest in, be employed by or provide services to any person or company in competition with the Company, (ii) solicit business of the Company for another person or company, (iii) solicit employees of the Company to terminate their employment with the Company, (iv) solicit companies having business with the Company to curtail or cancel such business or (v) authorize or assist any other person or company in taking such actions.

  LOREN KRANZ EMPLOYMENT AGREEMENT. Mr. Kranz entered into an employment agreement with the Company as of December 31, 1997. Pursuant to his employment agreement, Mr. Kranz will serve as the Chief Operating Officer of the Company through December 31, 2000, unless terminated earlier as provided therein.

  The compensation provided to Mr. Kranz under his employment agreement includes an annual base salary of $220,000, with the potential to receive an annual bonus based upon qualitative criteria and the attainment of quantitative financial goals established annually by the Board of Directors. For the year ending December 31, 1998, Mr. Kranz will have the potential to receive a bonus of up to $45,000, plus an additional bonus of up to $105,000 based on the Company's EBITDA (as defined therein) for the year. Mr. Kranz is also eligible to participate in all employee benefit programs of the Company. In addition, Mr. Kranz is entitled to reimbursement for reasonable and necessary expenses made in furtherance of his employment.

  Mr. Kranz's employment agreement also provides that if Mr. Kranz is terminated without cause, he will be entitled to receive a severance benefit, payable over a period of 12 months, in an amount equal to 12 months of his then-existing base salary less the amount of compensation he receives from another source during the last six months of the year during which his severance benefit is payable under the terms of his employment agreement.

  The employment agreement also provides that, without prior written consent of the Board of Directors, Mr. Kranz will not directly or indirectly (i) engage, participate or invest in, be employed by or provide services to any person or company in competition with the Company, (ii) solicit business of the Company for another person or company, (iii) solicit employees of the Company to terminate their employment with the Company, (iv) solicit companies having business with the Company to curtail or cancel such business or (v) authorize or assist any other person or company in taking such actions.

  MICHAEL LORD EMPLOYMENT AGREEMENT. Mr. Lord entered into an employment agreement with the Company as of May 18, 1998. Pursuant to his employment agreement, Mr. Lord will serve as the Chief Financial Officer of the Company through May 18, 2001, unless terminated earlier as provided therein.

  The compensation provided to Mr. Lord under his employment agreement includes an annual base salary of $200,000, a bonus of $75,000 in 1998 and $25,000 in 1999, with the potential to receive additional bonuses based upon qualitative criteria and the attainment of quantitative financial goals established annually by the Board of Directors. For the year ending December 31, 1998, Mr. Lord will have the potential to receive an additional bonus of up to $21,000, plus an additional bonus of up to $49,000 based on the Company's EBITDA

(as defined therein) for the year. Mr. Lord is also eligible to participate in all employee benefit programs of the Company. In addition, Mr. Lord is entitled to reimbursement for reasonable and necessary expenses made in furtherance of his employment.

  Mr. Lord's employment agreement also provides that if Mr. Lord is terminated without cause, he will be entitled to receive a severance benefit, payable over a period of 12 months, in an amount equal to 12 months of his then-existing base salary less the amount of compensation he receives from another source during such 12 month period.

  The employment agreement also provides that, without prior written consent of the Board of Directors, Mr. Lord will not directly or indirectly (i) engage, participate or invest in, be employed by or provide services to any person or company in competition with the Company, (ii) solicit business of the Company for another person or company, (iii) solicit employees of the Company to terminate their employment with the Company, (iv) solicit companies having business with the Company to curtail or cancel such business or (v) authorize or assist any other person or company in taking such actions.

  GREGORY SCHUBERT EMPLOYMENT AGREEMENT. Mr. Schubert entered into an employment agreement with the Company as of December 31, 1997. Pursuant to his employment agreement, Mr. Schubert will serve as the Senior Vice President-- Operations of the Company through December 31, 2000, unless terminated earlier as provided therein.

  The compensation provided to Mr. Schubert under his employment agreement includes an annual base salary of $137,000, with the potential to receive an annual bonus based upon qualitative criteria and the attainment of quantitative financial goals established annually by the Board of Directors. For the year ending December 31, 1998, Mr. Schubert will have the potential to receive a bonus of up to $27,000, plus an additional bonus of up to $63,000 based on the Company's EBITDA (as defined therein) for the year. Mr. Schubert is also eligible to participate in all employee benefit programs of the Company. In addition, Mr. Schubert is entitled to reimbursement for reasonable and necessary expenses made in furtherance of his employment.

  Mr. Schubert's employment agreement also provides that if Mr. Schubert is terminated without cause, he will be entitled to receive a severance benefit, payable over a period of 12 months, in an amount equal to 12 months of his then-existing base salary less the amount of compensation he receives from another source during the last six months of the period during which his severance benefit is payable under the terms of his employment agreement.

  The employment agreement also provides that, without prior written consent of the Board of Directors, Mr. Schubert will not directly or indirectly (i) engage, participate or invest in, be employed by or provide services to any person or company in competition with the Company, (ii) solicit business of the Company for another person or company, (iii) solicit employees of the Company to terminate their employment with the Company, (iv) solicit companies having business with the Company to curtail or cancel such business or (v) authorize or assist any other person or company in taking such actions.

MANAGEMENT PERFORMANCE OPTION PLAN

  On December 31, 1997, NAC adopted its 1997 Management Performance Option Plan (the "Option Plan"). A total of 57,665 shares of NAC Common Stock may be granted under the Option Plan, of which 40,846 are divided equally between Class A Options and Class B Options and 9,610 are allocated as Class C Options, and 7,209 of which may be allocated as Class A Options, Class B Options or Class C Options, as determined by the Board.

  In connection with the consummation of the Merger, options were granted to certain members of management at an exercise price of $100.00 per share, as follows: Jerrold Kaufman received Class A Options to purchase 8,409 shares of NAC Common Stock, Class B Options to purchase 8,409 shares of NAC Common Stock and Class C Options to purchase 4,805 shares of NAC Common Stock; Loren Kranz received Class A Options to purchase 7,208 shares of NAC Common Stock, Class B Options to purchase 7,208 shares of NAC Common Stock and Class C Options to purchase 4,805 shares of NAC Common Stock; and Greg Schubert received Class A Options to purchase 1,802 shares of NAC Common Stock and Class B Options to purchase 1,802 shares of NAC Common Stock. In connection with his employment, Michael Lord received Class A Options to purchase 2,403 shares of NAC Common Stock and Class B Options to purchase 2,403 shares of NAC Common Stock.

  Class A Options vest 100% if the grantee is employed full time by the Company on the third anniversary of such employee's employment, and at lesser percentages if such grantee's employment is terminated without cause (as defined in the Option Plan) prior to such time. Class B Options vest 100% if either (i) the grantee is employed full time by the Company on the third anniversary of such employee's employment and the Company performs such that the Equity Investors realize varying rates of return on their investments or
(ii) the grantee is employed by the Company on the sixth anniversary of such employee's employment. Class C Options vest 100% if either (i) the grantee is employed full time by the Company on the third anniversary of such employee's employment and the Company performs such that the Equity Investors realize an internal rate of return on their investments of 40% (or such return is realized within 180 days of such grantee's termination) or (ii) the grantee is employed by the Company on the sixth anniversary of such employee's employment. The vesting provisions of Class A Options and Class B Options granted in the future may be altered by the Board of Directors of NAC. If a grantee is terminated for cause, then 0% of options granted will vest. In certain transfer events (as defined in the Option Plan), including certain sales of substantially all of the assets of NAC or certain changes in the beneficial ownership of a majority of the voting power of NAC, all options granted will vest at such time.

  Options granted under the Option Plan are non-transferable without the consent of the Board of Directors of NAC, except by will or the laws of descent and distribution or pursuant to a pledge of such options to NAC. Options granted under the Option Plan expire until their exercise or in accordance with their terms.

                   STOCK OWNERSHIP AND CERTAIN TRANSACTIONS

STOCK OWNERSHIP

  All issued and outstanding shares of common stock of the Company are held by NAC. The following table sets forth certain information regarding the beneficial ownership of the voting securities of NAC, by each person who beneficially owns more than 5% of any class of NAC's equity securities and by the directors and certain executive officers of NAC, individually, and by the directors and executive officers of NAC as a group.

                                                           NUMBER
                                                             OF    PERCENT OF
5% STOCKHOLDERS:                                           SHARES  OUTSTANDING
----------------                                           ------- -----------
Centre Partners Group (1)................................. 200,000     47.8%
 30 Rockefeller Plaza
 Suite 5050
 New York, New York 10020
Weiss, Peck & Greer Parties (2)........................... 190,000     45.4
 One New York Plaza
 New York, New York 10004


OFFICERS AND DIRECTORS:
David B. Golub (1)........................................ 200,000     47.8%
Jerrold Kaufman (3).......................................   1,000       *
Nora E. Kerppola (2)...................................... 190,000     45.4
Loren F. Kranz (4)........................................   1,000       *
Wesley W. Lang, Jr. (2)................................... 190,000     45.4
Lester Pollack (1)........................................ 200,000     47.8
Jeffrey A. Weiss (5)......................................  15,416      3.7
Craig S. Whiting (2)...................................... 190,000     45.4
Paul J. Zepf (1).......................................... 200,000     47.8
Michael Lord (6)..........................................     --        *
Gregory Schubert (7)......................................     500       *
All directors and officers as a group (8) (12 persons).... 408,066    100.0%

--------
* Represents less than 1%.

(1) Includes (i) 61,213 shares owned of record by Centre Capital Investors II, L.P. ("Investors II"), (ii) 19,919 shares owned of record by Centre Capital Tax-Exempt Investors II, L.P. ("Tax-Exempt II"), (iii) 12,280 shares owned of record by Centre Capital Offshore Investors II, L.P. ("Offshore II"), (iv) 939 shares owned of record by Centre Parallel Management Partners, L.P. ("Parallel"), (v) 12,691 shares owned of record by Centre Partners Coinvestment, L.P. ("Coinvestment") and (vi) 92,958 shares owned of record by the State Board of Administration of Florida (the "Florida Board"). Investors II, Tax-Exempt II and Offshore II are limited partnerships, of which the general partner of each is Centre Partners II, L.P. ("Partners II"), and of which Centre Partners Management LLC ("Centre Management") is an attorney-in-fact. Parallel and Coinvestment are also limited partnerships. In its capacity as manager of certain investments for the Florida Board pursuant to a management agreement, Centre Management is an attorney-in-fact of Florida Board. Centre Partners II LLC is the ultimate general partner of each of Investors II, Tax-Exempt II, Offshore II, Parallel and Coinvestment. David
    B. Golub, Lester Pollack and Paul J. Zepf are each Managing Directors of Centre Management and Centre Partners II LLC and as such may be deemed to beneficially own and share the power to vote or dispose of NAC Common Stock held by Investors II, Tax-Exempt II, Offshore II, Parallel, Coinvestment and the Florida Board. Each of Messrs. Golub, Pollack and Zepf disclaims the beneficial ownership of such NAC Common Stock.
(2) Includes (i) 164,464 shares owned of record by WPG Corporate Development Associates V, L.P. ("Development V") and (ii) 25,536 shares owned of record by WPG Corporate Development Associates V (Overseas), L.P. ("Overseas V"). The general partner of Development V is WPG Private Equity Partners II, LLC ("Equity Partners II") and the general partners of Overseas V are WPG Private Equity Partners II

   (Overseas), LLC ("Equity Partners Overseas") and WPG CDA V (Overseas), Ltd. ("WPG CDA V"). Wesley W. Lang, Jr. is the Managing Principal of Equity Partners II and a director of Equity Partners Overseas and as such he may be deemed to beneficially own and share the power to vote or dispose of the NAC Common Stock held by Development V and Overseas V. Mr. Lang disclaims the beneficial ownership of such NAC Common Stock.
(3) Does not include 21,623 shares of NAC Common Stock issuable to Mr. Kaufman upon exercise of options that are not exercisable within 60 days. See "Management--Management Performance Option Plan."
(4) Does not include 19,221 shares of NAC Common Stock issuable to Mr. Kranz upon exercise of Options that are not exercisable within 60 days. See "Management--Management Performance Option Plan."
(5) Includes (i) 1,000 shares owned of record by Avalon Investment Partners, LLC ("Avalon"), of which Mr. Weiss is a member and (ii) 14,416 shares of NAC Common Stock issuable to Avalon upon exercise of Class I Options, which are presently exercisable. Does not include 4,805 shares of NAC Common Stock issuable to Avalon upon exercise of Class II Options that are not exercisable within 60 days. See "--Certain Transactions--Avalon Option Agreement."
(6) Does not include 4,806 shares of NAC Common Stock issuable to Mr. Lord upon exercise of options that are not exercisable within 60 days. See "Management--Management Performance Option Plan."
(7) Does not include 3,604 shares of NAC Common Stock issuable to Mr. Schubert upon exercise of options that are not exercisable within 60 days. See "Management--Management Performance Option Plan."
(8) Does not include 55,260 shares of NAC Common Stock issuable upon exercise of options that are not exercisable within 60 days.

CERTAIN TRANSACTIONS

  Stockholders' Agreement. Effective concurrent with the consummation of the Merger, each investor in common stock of NAC entered into a stockholders' agreement (the "Stockholders' Agreement"). The Stockholders' Agreement, among other things, provides for: (i) the reimbursement of Centre Partners and WPG for all reasonable expenses incurred by them in connection with the Transactions; (ii) limits on the ability of stockholders to, directly or indirectly, acquire beneficial ownerships of certain competitors of the Company; (iii) limits on the ability of stockholders to amend NAC's bylaws without certain approval of the Board of Directors; (iv) requirements that NAC solicit offers from third parties to engage in acquisitions of NAC's stock or assets following the fourth anniversary of the consummation date of the Merger (see "Risk Factors--Change of Control"); (v) limits on the ability of stockholders to transfer any shares of NAC's common stock without the approval of its Board of Directors, including the granting to NAC, in the first instance, and Centre Partners and WPG, in the second instance, of options to purchase shares in the event a stockholder seeks to transfer such common stock to certain proposed transferees; (vi) repurchase rights of NAC for shares of NAC common stock held by members of management in the event of their termination or shares held by insolvent stockholders; (vii) requirements regarding the delivery of operating budgets, financial statements and other information to the stockholders and inspection rights with respect to Centre Partners and WPG; and (viii) certain non-disclosure obligations with respect to confidential information. The Stockholders' Agreement also required these Board-approved provisions to be set forth in the Company's charter and bylaws. All parties to the Stockholders' Agreement also agree to take all action within their respective power to cause the Board of Directors of NAC to at all times be comprised of three designees of each of Centre Partners, WPG and the majority of directors then in office; provided, however, that the initial three designees of the Board were designated by a majority of the Class A Directors and Class B Directors. The right of each of Centre Partners and WPG to designate three directors shall be reduced to two designees in the event that their respective ownership (as calculated therein) falls below 20%, further reduced to one designee if such ownership falls below 10%, and terminated if such ownership is less than 2% of the outstanding NAC common stock. The Stockholders' Agreement also requires the presence of at least one Class A Director and one Class B Director in order for there to be a quorum present at a meeting of the Board of Directors. The Stockholders' Agreement also provides for the selection of a Chairman of the Board and a Vice-Chairman of the Board from the designees of each of Centre Partners and WPG for rotating 12-month terms. The Stockholders' Agreement requires the approval of a majority of the Board, which majority must include at least one Class A Director and one Class B Director, to take certain actions, including without limitation, approval of the annual operating budgets of NAC and its subsidiaries, including the Company, making or committing to make capital expenditures or asset acquisitions which individually exceed $0.5 million or in the aggregate exceed $1.0 million, incur indebtedness in excess of $1.0 million, create liens or security interests on any asset of NAC or its subsidiaries other than in the ordinary course of business and settle claims or litigation for amounts in excess of $0.5 million. In connection with the Stockholders' Agreement, the stockholders also executed a registration rights agreement, which provides for demand and incidental (or "piggyback") registration rights.

  Avalon Fee Agreement. In connection with services rendered in connection with the Transaction, the Company agreed to (i) pay Avalon an investment banking fee of $750,000 less its investment of $100,000, (ii) grant options to Avalon pursuant to a separate option agreement and (iii) pay the representative of Avalon who serves as a director pursuant to the Stockholders' Agreement an annual retainer for such period as such person serves as a director.

  Avalon Option Agreement. In connection with the Merger, on December 31, 1997 NAC and Avalon entered into the Avalon Option Agreement (the "Avalon Option Agreement"). Pursuant to the Avalon Option Agreement, NAC granted to Avalon Class I Options to acquire 14,416 shares of NAC common stock and Class II Options to acquire 4,805 shares of NAC common stock, each for a purchase price of $100.00 per share.

  Class I Options vest fully and become exercisable upon the closing date of the Merger. The Class I Options will expire on December 31, 2005. Class II Options vest fully upon the closing date of the Merger and become exercisable once certain stockholders have achieved a certain internal rate of return on their investment. The Class II Options will expire on December 31, 2008.

  Jerrold Kaufman Loans. Mr. Kaufman received two loans (the "Loans") on December 31, 1997 (the "Loan Date") from the Company in the amount of $95,000 (the "2002 Loan") and in the amount of $5,000 (the "1998 Loan"). The 1998 Loan has been paid in full. Interest on the 2002 Loan accrues on the unpaid principal balance at the prime or corporate rate of interest per annum published on the Loan Date by Citibank, N.A., and resets annually thereafter to the prime or corporate rate at each anniversary of the Loan Date. The 2002 Loan is secured by a pledge by Mr. Kaufman of certain collateral (the "Pledged Collateral") and the grant of a security interest in the Pledged Collateral.

  The 2002 Loan will become due and payable upon the earliest to occur of (i) any sale or transfer of the Pledged Collateral; (ii) within sixty (60) days after the termination of employment of Mr. Kaufman due to his resignation or for cause; and (iii) the dissolution or liquidation of Mr. Kaufman. In addition, the Loans are subject to various voluntary and required prepayment provisions.

  Loren Kranz Loans. Mr. Kranz received two loans (the "Loans") on December 31, 1997 (the "Loan Date") from the Company in the amount of $45,000 (the "2002 Loan") and in the amount of $55,000 (the "1998 Loan"). The 1998 Loan has been paid in full. Interest on the 2002 Loan accrues on the unpaid principal balance at the prime or corporate rate of interest per annum published on the Loan Date by Citibank, N.A., and resets annually thereafter to the prime or corporate rate at each anniversary of the Loan Date. The 2002 Loan is secured by a pledge by Mr. Kranz of certain collateral (the "Pledged Collateral") and the grant of a security interest in the Pledged Collateral.

  The 2002 Loan will become due and payable upon the earliest to occur of (i) any sale or transfer of the Pledged Collateral; (ii) within sixty (60) days after the termination of employment of Mr. Kranz due to his resignation or for cause; and (iii) the dissolution or liquidation of Mr. Kranz. In addition, the Loans are subject to various voluntary and required prepayment provisions.

                              THE EXCHANGE OFFER

PURPOSE AND EFFECT

  The Old Notes were issued under an Indenture, dated as of January 28, 1998, which requires that the Company file a registration statement under the Securities Act with respect to the New Notes and, upon the effectiveness of such registration statement, offer to the holders of the Old Notes the opportunity to exchange their Old Notes for a like principal amount of New Notes, which will be issued without a restrictive legend and, except as set forth below, may be reoffered and resold by the holder without registration under the Securities Act. Upon the completion of the Exchange Offer, the Company's obligations with respect to the registration of the Old Notes and the New Notes will terminate, except as provided below. A copy of the Indenture and the Registration Rights Agreement delivered in connection therewith have been filed as exhibits to the Registration Statement of which this Prospectus is a part. As a result of the filing and the effectiveness of the Registration Statement, certain prospective increases in the interest rate on the Old Notes provided for in the Registration Rights Agreement will not occur. Following the completion of the Exchange Offer, holders of Old Notes not tendered will not have any further registration rights, except as provided below, and the Old Notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for the Old Notes could be adversely affected upon completion of the Exchange Offer.

  Based on an interpretation by the staff of the Commission set forth in no-action letters issued to third-parties, the Company believes that New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by a holder thereof (other than any such holder that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such holder represents to the Company that (i) such New Notes are acquired in the ordinary course of business of such holder; (ii) such holder is not engaging in and does not intend to engage in a distribution of such New Notes and (iii) such holder has no arrangement or understanding with any person to participate in the distribution of such New Notes. Any holder who tenders in the Exchange Offer for the purpose of participating in a distribution of the New Notes cannot rely on such interpretation by the staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of such New Notes. See "Plan of Distribution." Broker-dealers who did not acquire Old Notes as a result of market-making or other trading activities may not participate in the Exchange Offer.

  In the event that any holder of Old Notes would not receive freely tradeable New Notes in the Exchange Offer or is not eligible to participate in the Exchange Offer, such holder can elect, by so indicating on the Letter of Transmittal and providing certain additional necessary information, to have such holder's Old Notes registered in a "shelf" registration statement on an appropriate form pursuant to Rule 415 under the Securities Act.

  In the event that the Company is obligated to file a "shelf" registration statement, it will be required to keep such "shelf" registration statement effective for a period of three years or such shorter period that will terminate when all of the Old Notes covered by such registration statement have been sold pursuant thereto. Other than set forth in this paragraph, no holder will have the right to require the Company to register such holder's Notes under the Securities Act. See "--Procedures for Tendering Notes."

TERMS OF THE EXCHANGE OFFER; PERIOD FOR TENDERING OLD NOTES

  Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal (which together constitute the Exchange Offer), the Company will accept for exchange Old Notes which are properly tendered on or prior to the Expiration Date and not withdrawn as permitted below. As used herein, the term "Expiration Date" means 5:00 P.M., New York time, on November 10, 1998, provided, however, that if the Company, in its sole discretion, has extended the period of time during which the Exchange Offer is open, the term "Expiration Date" means the latest time and date to which the Exchange Offer is extended.

  As of the date of this prospectus, $100,000,000 aggregate principal amount of the Old Notes is outstanding. This Prospectus, together with the Letter of Transmittal, is first being sent on or about October 9, 1998 to all Holders of Old Notes known to the Company. The Company's obligation to accept Old Notes for exchange pursuant to the Exchange Offer is subject to certain customary conditions as set forth under "--Conditions to the Exchange Offer" below.

  The Company expressly reserves the right, at any time or from time to time, to extend the period of time during which the Exchange Offer is open, and thereby delay acceptance for exchange of any Old Notes, by giving oral or written notice of such extension to the Holders thereof as described below. During any such extension, all Old Notes previously tendered will remain subject to the Exchange Offer and may be accepted for exchange by the Company. Any Old Notes not accepted for exchange for any reason will be returned without expense to the tendering Holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

  Old Notes tendered in the Exchange Offer must be in denominations of principal amount of $1,000 or any integral multiple thereof.

  The Company expressly reserves the right to amend or terminate the Exchange Offer, and not to accept for exchange any Old Notes not theretofore accepted for exchange, upon the occurrence of any of the conditions of the Exchange Offer specified below under "--Conditions to the Exchange Offer." The Company will give oral or written notice of any extension, amendment, non-acceptance or termination to the Holders of the Old Notes as promptly as practicable, such notice in the case of any extension to be issued by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. In the event the Company makes any material changes to the Exchange Offer, the Company will distribute a supplement to this Prospectus disclosing such changes in accordance with the requirements of the Exchange Act and the rules thereunder.

PROCEDURES FOR TENDERING OLD NOTES

  Only a registered holder of Old Notes may tender such Old Notes in the Exchange Offer. The tender to the Company of Old Notes by a Holder thereof as set forth below and the acceptance thereof by the Company will constitute a binding agreement between the tendering Holder and the Company upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal. Except as set forth below, a Holder who wishes to tender Old Notes for exchange pursuant to the Exchange Offer must transmit a properly completed and duly executed Letter of Transmittal, including all other documents required by such Letter of Transmittal, to State Street Bank and Trust Company (the "Exchange Agent") at one of the addresses set forth below under "Exchange Agent" on or prior to the Expiration Date. In addition, either (i) certificates for such Old Notes must be received by the Exchange Agent along with the Letter of Transmittal, (ii) a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Old Notes, if such procedure is available, into the Exchange Agent's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent prior to the Expiration Date, or (iii) the Holder must comply with the guaranteed delivery procedures described below. THE METHOD OF DELIVERY OF OLD NOTES, LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDERS. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY. NO LETTERS OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT TO THE COMPANY. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES, OR NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR SUCH HOLDERS.

  Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's behalf, such owner must prior to completing and executing the Letter of Transmittal and delivering such owner's Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such beneficial owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.


  Signatures on a Letter of Transmittal or a notice of withdrawal described below (see "--Withdrawal Rights"), as the case may be, must be guaranteed (see "--Guaranteed Delivery Procedures") unless the Old Notes surrendered for exchange pursuant thereto are tendered (i) by a registered Holder of the Old Notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution (as defined below). In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guaranties must be by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Program or the Stock Exchanges Medallion Program (collectively, "Eligible Institutions"). If Old Notes are registered in the name of a person other than a signer of the Letter of Transmittal, the Old Notes surrendered for exchange must be endorsed by or be accompanied by a written instrument or instruments of transfer or exchange, in a satisfactory form as determined by the Company in its sole discretion, duly executed by the registered holder exactly as the name or names of the registered holder or holders appear on the Old Notes with the signature thereon guaranteed by an Eligible Institution.

  If the Letter of Transmittal or any Old Notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such person should so indicate when signing, and unless waived by the Company, proper evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of Old Notes tendered for exchange will be determined by the Company in its sole discretion, which determination shall be final and binding. The Company reserves the absolute right to reject any and all tenders of any particular Old Notes not properly tendered or not to accept any particular Old Note which acceptance might, in the judgment of the Company or its counsel, be unlawful. The Company also reserves the absolute right to waive any defects or irregularities or conditions of the Exchange Offer as to any particular Old Notes either before or after the Expiration Date (including the right to waive the ineligibility of any Holder who seeks to tender Old Notes in the Exchange Offer). The interpretation of the terms and conditions of the Exchange Offer as to any particular Old Notes either before or after the Expiration Date (including the Letter of Transmittal and the instructions thereto) by the Company shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes for exchange must be cured within such reasonable period of time as the Company shall determine. None of the Company, the Exchange Agent or any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of Old Notes for exchange, nor shall any of them incur any liability for failure to give such notification.

  By tendering, each Holder will represent to the Company that, among other things, the New Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such New Notes, whether or not such person is the Holder, and that neither the Holder nor such other person has any arrangement or understanding with any person to participate in the distribution of the New Notes. If any Holder or any such other person is an "affiliate," as defined under Rule 405 of the Securities Act, of the Company or is engaged in or intends to engage in, or has an arrangement or understanding with any person to participate in, a distribution of such New Notes to be acquired pursuant to the Exchange Offer, such Holder or any such other person (i) may not rely on the applicable interpretation of staff of the SEC and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution." The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

ACCEPTANCE OF OLD NOTES FOR EXCHANGE; DELIVERY OF NEW NOTES

  Upon satisfaction or waiver of all of the conditions to the Exchange Offer, the Company will accept, promptly after the Expiration Date, all Old Notes properly tendered and will issue the New Notes promptly after acceptance of the Old Notes. See "--Conditions to the Exchange Offer" below. For purposes of the Exchange Offer, the Company will be deemed to have accepted properly tendered Old Notes for exchange when, as and if the Company has given oral or written notice thereof to the Exchange Agent.

  For each Old Note accepted for exchange, the Holder of such Old Note will receive as set forth below under "Description of the Notes--Book-Entry, Delivery and Form" a New Note having a principal amount equal to that of the surrendered Old Note. Accordingly, registered holders of New Notes on the relevant record date for the first interest payment date following the consummation of the Exchange Offer will receive interest accruing from the most recent date to which interest has been paid on the Old Notes or, if no interest has been paid, from January 28, 1998. Old Notes accepted for exchange will cease to accrue interest from and after the date of consummation of the Exchange Offer. Holders whose Old Notes are accepted for exchange will not receive any payment in respect of accrued interest on such Old Notes otherwise payable on any interest payment date the record date for which occurs on or after consummation of the Exchange Offer.

  In all cases, issuance of New Notes for Old Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of certificates for such Old Notes or a timely Book-Entry Confirmation of such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal and all other required documents. If any tendered Old Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if Old Notes are submitted for a greater principal amount than the Holder desires to exchange, such unaccepted or non-exchanged Old Notes will be returned without expense to the tendering Holder thereof (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry procedures described below, such non-exchanged Old Notes will be credited to an account maintained with such Book-Entry Transfer Facility) as promptly as practicable after the expiration or termination of the Exchange Offer.

BOOK-ENTRY TRANSFER

  The Exchange Agent will make a request to establish an account with respect to the Old Notes at the Book-Entry Transfer Facility for purposes of the Exchange Offer within two business days after the date of this Prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of Old Notes by causing the Book-Entry Transfer Facility to transfer such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for transfer. However, although delivery of Old Notes may be effected through book-entry transfer at the Book-Entry Transfer Facility, the Letter of Transmittal or a facsimile thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the Exchange Agent at one of the addresses set forth below under "--Exchange Agent" on or prior to the Expiration Date or the guaranteed delivery procedures described below must be complied with.

GUARANTEED DELIVERY PROCEDURES

  If a registered holder of the Old Notes desires to tender such Old Notes and the Old Notes are not immediately available, or time will not permit such Holder's Old Notes or other required documents to reach the

Exchange Agent before the Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if
(i) the tender is made through an Eligible Institution, (ii) on or prior to 5:00 P.M., New York City time, on the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) and Notice of Guaranteed Delivery, substantially in the form provided by the Company (by telegram, telex, facsimile transmission, mail or hand delivery), setting forth the name and address of the Holder of Old Notes and the amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange ("NYSE") trading days after the date of execution of the Notice of Guaranteed Delivery, the certificates for all physically tendered Old Notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent, and (iii) the certificates for all physically tendered
Old Notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, will be deposited by the Eligible Institution within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

WITHDRAWAL RIGHTS

  Tenders of Old Notes may be withdrawn at any time prior to 5:00 P.M., New York City time, on the Expiration Date. For a withdrawal to be effective, a written notice of withdrawal must be received by the Exchange Agent at one of the addresses set forth below under "--Exchange Agent." Any such notice of withdrawal must specify the name of the person having tendered the Old Notes to be withdrawn, identify the Old Notes to be withdrawn (including the principal amount of such Old Notes), and (where certificates for Old Notes have been transmitted) specify the name in which such Old Notes are registered, if different from that of the withdrawing Holder. If certificates for Old Notes have been delivered or otherwise identified to the Exchange Agent, then, prior to the release of such certificates the withdrawing Holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an Eligible Institution unless such Holder is an Eligible Institution in which case such guarantee will not be required. If Old Notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Old Notes and otherwise comply with the procedures of such facility. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination will be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any Old Notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the Holder thereof without cost to such Holder (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described above, such Old Notes will be credited to an account maintained with such Book-Entry Transfer Facility for the Old Notes) as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described under "--Procedures for Tendering Old Notes" above at any time on or prior to the Expiration Date.

CONDITIONS TO THE EXCHANGE OFFER

  Notwithstanding any other provisions of the Exchange Offer, and subject to its obligations pursuant to the Registration Rights Agreement, the Company shall not be required to accept for exchange, or to issue New Notes in exchange for, any Old Notes and may terminate or amend the Exchange Offer, if at any time before the acceptance of such New Notes for exchange, any of the following events shall occur:

    (i) any injunction, order or decree shall have been issued by any court or any governmental agency that would prohibit, prevent or otherwise materially impair the ability of the Company to proceed with the Exchange Offer; or

    (ii) the Exchange Offer will violate any applicable law or any applicable interpretation of the staff of the SEC.

  The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company in whole or in part at any time and from time to time in its sole discretion. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

  In addition, the Company will not accept for exchange any Old Notes tendered, and no New Notes will be issued in exchange for any such Old Notes, if at such time any stop order is threatened by the SEC or in effect with respect to the Registration Statement of which this Prospectus is a part or the qualification of the Indenture under the Trust Indenture Act of 1939, as amended.

  The Exchange Offer is not conditioned on any minimum principal amount of Old Notes being tendered for exchange.

EXCHANGE AGENT

  State Street Bank and Trust Company has been appointed as the Exchange Agent for the Exchange Offer. All executed Letters of Transmittal should be directed to the Exchange Agent at the address set forth below. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests or Notices of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows.

              State Street Bank and Trust Company, Exchange Agent

                          By Mail/Overnight Delivery
                              Attn: Kellie Mullen
                          Corporate Trust Department
                                   4th Floor
                            Two International Place
                               Boston, MA 02110

                                 By Facsimile:
                                (617) 664-5920
                             Confirm by Telephone:
                                (617) 664-5587

  DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY OF SUCH LETTER OF TRANSMITTAL.

  The Exchange Agent also acts as trustee under the Indenture.

FEES AND EXPENSES

  The Company will not make any payment to brokers, dealers, or others soliciting acceptances of the Exchange Offer.

  The estimated cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company and are estimated in the aggregate to be appoximately $200,000.

TRANSFER TAXES

  Holders who tender their Old Notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that Holders who instruct the Company to register New Notes in the name of, or request that Old Notes not tendered or not accepted in the Exchange Offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

CONSEQUENCES OF FAILURE TO EXCHANGE OLD NOTES

  Holders of Old Notes who do not exchange their Old Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the provisions in the Indenture regarding transfer and exchange of the Old Notes and the restrictions on transfer of such Old Notes as set forth in the legend thereon as a consequence of the issuance of the Old Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act and applicable state securities laws. The Company does not currently anticipate that it will register Old Notes under the Securities Act. See "Description of the Notes--Exchange Offer, Registration Rights." Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties, the Company believes that New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold or otherwise transferred by holders thereof (other than any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities
Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course or such holders' business and such holders, broker-dealers, have no arrangement or understanding with any person to participate in the distribution of such New Notes. However, the SEC has not considered the Exchange Offer in the context of a no-action letter and there can be no assurance that the staff of the SEC would make a similar determination with respect to the Exchange Offer as in such other circumstances. Each Holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of such New Notes and has no arrangement or understanding to participate in a distribution of New Notes. If any Holder is an affiliate of the Company or is engaged in or intends to engage in or has any arrangement or understanding with respect to the distribution of the New Notes to be acquired pursuant to the Exchange Offer, such Holder (i) may not rely on the applicable interpretations of the staff of the SEC and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes pursuant to the Exchange Offer must acknowledge that such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities and that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of one year after the Expiration Date, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution." In addition, to comply with the securities laws of certain jurisdictions, if applicable, the New Notes may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and is complied with. The Company has agreed, pursuant to the Registration Rights Agreement, subject to certain limitations specified therein, to registered or qualify the New Notes for offer or sale under the securities laws of such jurisdictions as any holder reasonably requests in writing. Unless a holder so requests, the Company does not currently intend to register or qualify the sale of the New Notes in any such jurisdictions. See "The Exchange Offer."

                    DESCRIPTION OF SENIOR CREDIT FACILITIES

  The Credit Agreement (as defined) provides for (i) a seven-year term loan facility, in the amount of $25.0 million (the "Term Loan"), and (ii) a six-year revolving credit facility (the "Revolving Credit Facility") of $35.0 million. In connection with the Offering, all amounts outstanding under the Acquisition Facilities were repaid utilizing the proceeds of the Offering, the Term Loan and a portion of the Revolving Credit Facility. The Term Loan is be repayable in quarterly installments in an aggregate principal amount of $0.25 million for each of the first six years and the remaining $23.5 million in the last year of the facility.

  Loans under the Senior Credit Facilities bear interest at an annual rate, at the Company's option, equal to either (i) the Base Rate plus Applicable Margin (as defined) or (ii) the Eurodollar Rate plus the Applicable Margin. "Base Rate" means the highest of (i) the rate of interest publically announced by Citibank, N.A. as its base or prime rate in effect at its principal office in New York City (the "Prime Rate"), (ii) the secondary market rate for three-month certificates of deposit (adjusted for statutory reserve requirements) plus 1% and (iii) the federal funds effective rate from time to time plus 0.5%. "Eurodollar Rate" means the rate (adjusted for statutory requirements for eurocurrency liabilities) at which eurodollar deposits for one, two, three or six months (at the Company's option) are offered in the interbank eurodollar market. "Applicable Margin" means a percentage based on the performance of the Company, ranging from 0.375% to 2.00% for the Revolving Credit Facility and 0.75% to 2.25% for the Term Loan; provided, that the Applicable Margin on loans under the Revolving Credit Facility will initially be 1.875% for a Eurodollar Loan and 0.875% for a Base Rate Loan and the Term Loan will be initially be 2.125% for loans utilizing the Eurodollar Rate and 1.125% for loans utilizing the Base Rate. The Company is also required to pay a quarterly commitment fee with respect to the Revolving Credit Facility, ranging from 0.25% to 0.375%, calculated based on the average daily unused portion of the Revolving Credit Facility. The rate will be determined based on the Company's performance. The initial rate is 0.375%.

  The Credit Agreement provides for first priority security interests in all of the tangible and intangible assets (including, among other things, all of the capital stock of the Company and each of its direct and indirect domestic subsidiaries (excluding the Company's currently existing subsidiaries) and 65% of the capital stock of first-tier foreign subsidiaries) of the Company and its direct and indirect domestic subsidiaries (excluding the Company's currently existing subsidiaries), except such assets as the Syndication Agent determines in its sole discretion that costs of obtaining such a security interest are excessive in relation to the value of the security to be afforded. The Credit Agreement is guaranteed by the Company's future direct and indirect domestic subsidiaries. Additionally, the Company is be required to apply 100% of the net proceeds of any incurrence of certain indebtedness after the date of the consummation of the Offering, 100% of the net proceeds of any sale or other disposition by NAC, the Company or any of their subsidiaries of any assets (except for the sale of inventory in the ordinary course of business and certain other dispositions) and 75% of excess cash flow (as defined in the Credit Agreement), provided that such percentage of excess cash flow will be reduced if certain leverage ratios (as set forth in the Credit Agreement) are attained.

  The Credit Agreement contains certain financial and operating maintenance covenants including (i) a minimum consolidated EBITDA amount, (ii) a consolidated total debt ratio and (iii) a maximum consolidated interest coverage ratio.

  The operating covenants of the Credit Agreement include, among other things, limitations on the ability of the Company to: (i) incur additional debt, other than certain permitted debt, (ii) permit additional liens or encumbrances, other than permitted liens, (iii) fundamentally change through certain mergers or asset sales, (iv) pay certain dividends on capital stock, (v) make certain capital expenditures, (vi) make certain investments, loans and advances, (vii) make optional payments and modifications of subordinated and other debt instruments, (viii) enter into certain transactions with affiliates (ix) alter its fiscal year, (x) change its lines of business or (xi) enter into negative pledge agreements.

  If for any reason the Company is unable to comply with the terms of the Credit Agreement, including the covenants included therein, such noncompliance would result in an event of default under the Credit Agreement and could result in acceleration of the payment of the debt outstanding under the Senior Credit Facilities.

                           DESCRIPTION OF NEW NOTES

GENERAL

  The Old Notes were issued under an Indenture, dated as of January 28, 1998 (the "Indenture"), between the Company and State Street Bank and Trust Company, as Trustee (the "Trustee"). The New Notes also will be issued under the Indenture and the terms of the New Notes are identical in all material respects to those of the Old Notes, except for certain transfer restrictions relating to the Old Notes. The Old Notes and New Notes will be treated as a single class of securities under the Indenture. Pursuant to the terms and subject to the conditions of the Exchange Offer, the Company will accept the Old Notes in exchange for the New Notes. See "The Exchange Offer."

  The following is a summary of certain provisions of the Indenture and the Notes, a copy of which Indenture and the form of Notes are filed as exhibits to the Registration Statement of which this Prospectus is a part. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture and the Notes, including the definitions of certain terms therein and those terms made a part thereof by the Trust Indenture Act of 1939, as amended. The term "Notes" means the Old Notes and the New Notes, treated as single class. The definitions of certain terms used in the following summary are set forth below under "--Certain Definitions." For purposes of this summary, the term "Company" refers only to Nationwide Credit, Inc. and not to any of its Subsidiaries.

  The New Notes will be, and the Old Notes are, general unsecured obligations of the Company and rank pari passu in right of payment with all current and future unsecured senior Indebtedness of the Company, including borrowings under the Credit Agreement. However, all borrowings under the Credit Agreement are secured by a first priority Lien on substantially all of the assets of the Company and its Domestic Subsidiaries. As of July 31, 1998, approximately $24.9 million was outstanding under the Credit Agreement. The Indenture permits additional borrowings under the Credit Agreement in the future. See "Risk Factors--Effective Subordination." The Company presently has no indebtedness, and has no firm arrangements or intention to incur any significant indebtedness, ranking junior to the Notes, although the Company does have certain capital lease obligations.

  The Notes will be guaranteed by the Company's Domestic Subsidiaries; however, at present, none of the Company's Subsidiaries are Domestic Subsidiaries. All of the Company's future Domestic Subsidiaries, if any, will become Subsidiary Guarantors hereunder. The Company's only Subsidiaries are NCI Recoveries Limited, organized under the laws of the United Kingdom ("NCI Recoveries") and Master Collectors of Dallas, Inc., a Texas corporation ("MCD"). The revenue generated by these Subsidiaries are immaterial to the Company. On the date of the Indenture, the Company's Board of Directors designated MCD as an Unrestricted Subsidiary. All of the Company's future Subsidiaries will be Restricted Subsidiaries. However, under certain circumstances, the Company will be able to designate future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to many of the restrictive covenants set forth in the Indenture.

PRINCIPAL, MATURITY AND INTEREST

  The Notes are limited in aggregate principal amount to $125.0 million, of which $100.0 million was issued in the Offering, and will mature on January 15, 2008. Interest on the Notes accrues at the rate of 10.25% per annum and is payable semi-annually in arrears on January 15 and July 15, commencing on July 15, 1998, to Holders of record on the immediately preceding January 1 and July
1. Additional Notes may be issued from time to time, subject to the provisions of the Indenture described below under the caption "--Certain Covenants-- Incurrence of Indebtedness and Issuance of Preferred Stock." Interest on the Notes accrues from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Principal, premium, if any, and interest and Liquidated Damages, if any, on the Notes will be payable at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest and Liquidated Damages, if any, may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders of Notes; provided that all payments of principal, premium, interest and Liquidated Damages with respect to Notes the Holders of which have given wire transfer instructions to the Company will be required to be made by wire transfer of immediately available funds to the accounts specified by the Holders thereof. Until otherwise designated by the Company, the Company's office or agency in New York will be the office of the Trustee maintained for such purpose. The Notes will be issued in denominations of $1,000 and integral multiples thereof.

OPTIONAL REDEMPTION

  Except as provided below, the Notes will not be redeemable at the Company's option prior to January 15, 2003. Thereafter, the Notes will be subject to redemption at any time at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the applicable redemption date, if redeemed during the twelve-month period beginning on January 15 of the years indicated below:

       YEAR                                                           PERCENTAGE
       2003..........................................................  105.125%
       2004..........................................................  103.417%
       2005..........................................................  101.708%
       2006 and thereafter...........................................  100.000%

  Notwithstanding the foregoing, prior to January 15, 2001, the Company may redeem up to 35% of the aggregate principal amount of Notes originally issued under the Indenture at a redemption price of 110.25% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages thereon, if any, to the redemption date, with the net cash proceeds of an initial public offering of common stock of the Company or a capital contribution to the Company's common equity of the net cash proceeds of an initial public offering of the Company's direct parent; provided that at least $50.0 million in aggregate principal amount of Notes remain outstanding immediately after the occurrence of such redemption (excluding Notes held by the Company and its Subsidiaries); and provided, further, that notice of such redemption shall be given within 45 days of the date of the closing of such initial public offering.

SELECTION AND NOTICE

  If less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or, if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided that no Notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. Notices of redemption may not be conditional. If any
Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

MANDATORY REDEMPTION

  The Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

REPURCHASE AT THE OPTION OF HOLDERS

 CHANGE OF CONTROL

  Upon the occurrence of a Change of Control, each Holder of Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such Holder's Notes pursuant to the offer described below (the "Change of Control Offer") at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and Liquidated Damages thereon, if any, to the date of purchase (the "Change of Control Payment"). Within 30 days following any Change of Control, the Company will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the date specified in such notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the "Change of Control Payment Date"), pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control.

  On the Change of Control Payment Date, the Company will, to the extent lawful, (1) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered and (3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company. The Paying Agent will promptly mail to each Holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

  The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

  The Credit Agreement contains prohibitions of certain events that would constitute a Change of Control. In addition, the exercise by the Holders of Notes of their right to require the Company to repurchase the Notes could cause a default under the Credit Agreement, even if the Change of Control itself does not, due to the financial effect of such repurchases on the Company. Finally, the Company's ability to pay cash to the Holders of Notes upon a repurchase may be limited by the Company's then existing financial resources. See "Risk Factors--Change of Control."

  The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

  The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of the Company and its Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of Notes to require the Company to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

 ASSET SALES

  The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless (i) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value (evidenced by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustee) of the assets or Equity Interests issued or sold or otherwise disposed of and (ii) at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary is in the form of cash or long-term assets that are used or useful in the same or similar line of business as the Company and its Restricted Subsidiaries were engaged in on the date of such Asset Sale; provided that the amount of (x) any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet), of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any guarantee thereof) that are assumed by the transferee of any such assets and (y) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash within 30 days of receipt (to the extent of the cash received), shall be deemed to be cash for purposes of this provision.

  Within 360 days after the receipt of any Net Proceeds from an Asset Sale, the Company may apply such Net Proceeds at its option, (a) (i) to repay term Indebtedness under the Credit Facilities or (ii) if no term Indebtedness exists under the Credit Facilities, to reduce the revolving credit commitments under the Credit Facilities or (b) to the acquisition of a majority of the assets of, or a majority of the Voting Stock of, another business that is the same or similar line of business as the Company and its Restricted Subsidiaries were engaged in on the date of such Asset Sale, the making of a capital expenditure or the acquisition of other long-term assets that are used or useful in the same or similar line of business as the Company and its Restricted Subsidiaries were engaged in on the date of such Asset Sale. Pending the final application of any such Net Proceeds, the Company may temporarily reduce revolving credit borrowings or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture. Any Net Proceeds from Asset Sales that are not applied or invested as provided in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $5.0 million, the Company will be required to make an offer to all Holders of Notes and all holders of other Indebtedness containing provisions similar to those set forth in the Indenture with respect to offers to purchase or redeem with the proceeds of sales of assets (an "Asset Sale Offer") to purchase the maximum principal amount of Notes and such other Indebtedness that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest and Liquidated Damages thereon, if any, to the date of purchase, in accordance with the procedures set forth in the Indenture and such other Indebtedness. To the extent that any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use such Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes tendered into such Asset Sale Offer surrendered by Holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes to be purchased on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero.

CERTAIN COVENANTS

 RESTRICTED PAYMENTS

  The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any other payment or distribution on account of the Company's Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Company's Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company or to the Company or a Restricted Subsidiary of the Company); (ii) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company (other than any such Equity Interests owned by the Company or any Wholly Owned Restricted Subsidiary of the Company); (iii) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the Notes, except a payment of interest or principal at Stated Maturity; or (iv) make any Restricted Investment (all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted
Payment:

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

    (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

    (b) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under caption "--Incurrence of Indebtedness and Issuance of Preferred Stock;" and

    (c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the date of the Indenture (excluding Restricted Payments permitted by clauses (ii), (iii) and (iv) of the next succeeding paragraph), is less than the sum, without duplication, of (i) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the Indenture to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus
  (ii) 100% of the aggregate net cash proceeds received by the Company since the date of the Indenture as a contribution to its common equity capital or from the issue or sale of Equity Interests of the Company (other than Disqualified Stock) or from the issue or sale of Disqualified Stock or debt securities of the Company that have been converted into such Equity Interests (other than Equity Interests (or Disqualified Stock or convertible debt securities) sold to a Subsidiary of the Company), plus
  (iii) to the extent that any Restricted Investment that was made after the date of the Indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of (A) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (B) the initial amount of such Restricted Investment, plus (iv) 50% of any dividends received by the Company or a Wholly Owned Restricted Subsidiary thereof from an Unrestricted Subsidiary of the Company representing Net Income of such Unrestricted Subsidiary earned since the date of the Indenture; provided that such dividends were not already included in calculating Consolidated Net Income of the Company for such period.

  The foregoing provisions will not prohibit (i) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture; (ii) the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness or Equity Interests of the Company in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of the Company) of, other Equity Interests of the Company (other than any Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (c)(ii) of the preceding paragraph; (iii) the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness; (iv) the payment of any dividend by a Restricted Subsidiary of the Company to the holders of its common Equity Interests on a pro rata basis; (v) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Restricted Subsidiary of the Company held by any member of the Company's (or any of its Restricted Subsidiaries') management pursuant to any management equity subscription agreement or stock option agreement in effect as of the date of the Indenture; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $500,000 in any twenty-four-month period, provided that the amount available in any given twelve-month period shall be increased by the excess, if any, of
(A) $500,000 over (B) the amount used pursuant to this clause (v) in the immediately preceding twelve-month period and no Default or Event of Default shall have occurred and be continuing immediately after such transaction, (vi)
(A) as long as NAC has no Material Assets other than the stock of the Company, the payment to NAC in respect of taxes of NAC, the Company and its Subsidiaries which are payable by or owed by NAC, and (B) if on or after January 1, 1998, NAC owns or acquires any Material Asset other than the stock of the Company, the payment to NAC in respect of federal (and state) income taxes for the tax periods for which a federal consolidated return (and state combined return) is filed by NAC for a consolidated (or combined) group of which NAC is the parent and the Company and its Subsidiaries are members in an amount equal to the amount of such federal (and state) income taxes allocable to the Company and its Subsidiaries in accordance with the principles of Treasury Regulations Section 1.1552-1 (a)
(2) (ii), as modified by the principles of Treasury Regulations Section 1.1502-33 (d) (2), in either case, to the extent that such payments are actually used by NAC to pay such taxes; provided, however, that for purposes of this subsection (vi) only, the term "Material Asset" means any asset with a gross value in excess of $200,000, and (vii) payments or dividends to NAC to allow NAC to pay reasonable legal, accounting, investment banking, financial advisory, management, outside director or other professional and administrative fees and expenses incurred by it in an aggregate amount pursuant to this clause (vii) not to exceed $750,000 per year.

  The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if such designation would not cause a Default. For purposes of making such determination, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid in cash) in the Subsidiary so designated will be deemed to be Restricted Payments at the time of such designation and will reduce the amount available for Restricted Payments under the first paragraph of this covenant. All such outstanding Investments will be deemed to constitute Investments in an amount equal to the fair market value of such Investments at the time of such designation. Such designation will only be permitted if such Restricted Payment would be permitted at such time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

  The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any non-cash Restricted Payment shall be determined by the Board of Directors whose resolution with respect thereto shall be delivered to the Trustee, such determination to be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if such fair market value exceeds $5.0 million. Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant "Restricted Payments" were computed, together with a copy of any fairness opinion or appraisal required by the Indenture.

 INCURRENCE OF INDEBTEDNESS AND ISSUANCE OF PREFERRED STOCK

  The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Debt) and that the Company will not issue any Disqualified Stock and will not permit any of its Subsidiaries to issue any shares of preferred stock; provided, however, that the Company may incur Indebtedness (including Acquired Debt) or issue shares of Disqualified Stock if the Fixed Charge Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2.0 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period.

  The Indenture also provides that the Company will not incur any Indebtedness that is contractually subordinated in right of payment to any other Indebtedness of the Company unless such Indebtedness is also contractually subordinated in right of payment to the Notes on substantially identical terms; provided, however, that no Indebtedness of the Company shall be deemed to be contractually subordinated in right of payment to any other Indebtedness of the Company solely by virtue of being unsecured.

  The provisions of the first paragraph of this covenant will not apply to the incurrence of any of the following items of Indebtedness (collectively, "Permitted Debt"):

    (i) the incurrence by the Company of term Indebtedness under Credit Facilities; provided that the aggregate principal amount of all term Indebtedness outstanding under all Credit Facilities after giving effect

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

  to such incurrence does not exceed an amount equal to $25.0 million less the aggregate amount of all repayments, optional or mandatory, of the principal of any term Indebtedness under a Credit Facility that have been made since the date of the Indenture;

    (ii) the incurrence by the Company of revolving credit Indebtedness and letters of credit (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Subsidiaries thereunder) under Credit Facilities; provided that the aggregate principal amount of all revolving credit Indebtedness outstanding under all Credit Facilities after giving effect to such incurrence does not exceed an amount equal to $35.0 million less the aggregate amount of all Net Proceeds of Asset Sales applied to reduce the revolving credit commitments under a Credit Facility pursuant to the covenant described above under the caption "--Asset Sales;"

    (iii) the incurrence by the Company of Indebtedness represented by the Notes issued pursuant to the Offering;

    (iv) the incurrence by the Company or any of its Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of the Company or such Subsidiary, in an aggregate principal amount not to exceed $5.0 million at any time outstanding;

    (v) the incurrence by the Company or any of its Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by the Indenture to be incurred (x) pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of this covenant or (y) pursuant to clause (iii) of this covenant;

    (vi) the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any of its Wholly Owned Restricted Subsidiaries; provided, however, that (i) if the Company is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes and (ii)(A) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary thereof and (B) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Wholly Owned Restricted Subsidiary thereof shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (vi);

    (vii) the incurrence by the Company of Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate risk with respect to any floating rate Indebtedness that is permitted by the terms of this Indenture to be outstanding;

    (viii) the Guarantee by the Company or any of the Subsidiary Guarantors of Indebtedness of the Company or a Restricted Subsidiary of the Company that was permitted to be incurred by another provision of this covenant;

    (ix) the incurrence by the Company or any of its Restricted Subsidiaries of Earn-out Obligations in an aggregate amount not to exceed $5.0 million at any time outstanding;

    (x) the incurrence by the Company's Unrestricted Subsidiaries of Non-Recourse Debt, provided, however, that if any such Indebtedness ceases to be Non-Recourse Debt of an Unrestricted Subsidiary, such event shall be deemed to constitute an incurrence of Indebtedness by a Restricted Subsidiary of the Company that was not permitted by this clause (x); and

    (xi) the incurrence by the Company or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding not to exceed $10.0 million.

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

  For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (i) through (xi) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company shall, in its sole discretion, classify such item of Indebtedness in any manner that complies with this covenant. Accrual of interest and accretion or amortization of original issue discount will not be deemed to be an incurrence of Indebtedness for purposes of this covenant; provided, in each such case, that the amount thereof is included in Fixed Charges of the Company as accrued.

 LIENS

  The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien on any asset now owned or hereafter acquired, or any income or profits therefrom or assign or convey any right to receive income therefrom, except Permitted Liens.

 DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING SUBSIDIARIES

  The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to (i)(a) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or (b) pay any indebtedness owed to the Company or any of its Restricted Subsidiaries, (ii) make loans or advances to the Company or any of its Restricted Subsidiaries or
(iii) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries. However, the foregoing restrictions will not apply to encumbrances or restrictions existing under or by reason of (a) the Credit Agreement as in effect as of the date of the Indenture and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof, provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are no more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in the Credit Agreement as in effect on the date of the Indenture, (b) the Indenture and the Notes, (c) applicable law, (d) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred, (e) customary non-assignment provisions in leases, licenses or other agreements entered into in the ordinary course of business and consistent with past practices, (f) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (iii) above on the property so acquired, (g) any agreement for the sale of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale, (h) Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced, (i) secured Indebtedness otherwise permitted to be incurred pursuant to the provisions of the covenant described above under the caption "--Liens" that limits the right of the debtor to dispose of the assets securing such Indebtedness, (j) provisions with respect to the disposition or distribution of assets or property in joint venture agreements and other similar agreements entered into in the ordinary course of business and (k) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

 MERGER, CONSOLIDATION, OR SALE OF ASSETS

  The Indenture provides that the Company may not consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another corporation, Person or entity unless (i) the Company is the surviving corporation or the entity or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; (ii) the entity or Person formed by or surviving any such consolidation or merger (if other than the Company) or the entity or Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Registration Rights Agreement, the Notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee;
(iii) immediately after such transaction no Default or Event of Default exists; and (iv) except in the case of a merger of the Company with or into a Wholly Owned Restricted Subsidiary of the Company, the Company or the entity or Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made (A) will have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction and (B) will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock."

 TRANSACTIONS WITH AFFILIATES

  The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless (i) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person and (ii) the Company delivers to the Trustee (a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $1.0 million, a resolution of the Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (i) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors and (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, an opinion as to the fairness to the Holders of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing. Notwithstanding the foregoing, the following items shall not be deemed to be Affiliate Transactions: (i) any employment agreement or other compensation plan or arrangement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business and consistent with the past practice of the Company or such Restricted Subsidiary, (ii) transactions between or among the Company and/or its Restricted Subsidiaries, (iii) payment of reasonable directors fees or customary indemnification or similar arrangements, (iv) Restricted Payments that are permitted by the provisions of the Indenture described above under the caption "--Restricted Payments," and (v) payments and transactions in connection with the Transactions, including the payment of any fees and expenses with respect thereto, in each case to the extent disclosed in the Prospectus under the caption "Use of Proceeds."

 SUBSIDIARY GUARANTEES

  The Indenture provides that if the Company or any of its Domestic Subsidiaries shall acquire or create another Domestic Subsidiary after the date of the Indenture, then such newly acquired or created Domestic Subsidiary shall execute a Subsidiary Guarantee and deliver an opinion of counsel, in accordance with the terms of the Indenture, except for all Subsidiaries that have properly been designated as Unrestricted Subsidiaries in accordance with the Indenture for so long as they continue to constitute Unrestricted Subsidiaries.

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

 PAYMENTS FOR CONSENT

  The Indenture provides that neither the Company nor any of its Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder of any Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid or is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

 REPORTS

  The Indenture provides that, whether or not required by the rules and regulations of the Securities and Exchange Commission (the "Commission"), so long as any Notes are outstanding, the Company will furnish to the Holders of Notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that describes the financial condition and results of operations of the Company and its consolidated Subsidiaries (showing in reasonable detail, the revenues and EBITDA of the Company and its Restricted Subsidiaries separate from the revenues and EBITDA of the Unrestricted Subsidiaries of the Company in the event that either the revenue or the EBITDA of the Unrestricted Subsidiaries for the accounting period covered thereby was greater than or equal to 10% of the revenue or EBITDA of the Company and its consolidated Subsidiaries) and, with respect to the annual information only, a report thereon by the Company's certified independent accountants and (ii) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports, in each case within the time periods specified in the Commission's rules and regulations. In addition, following the consummation of the exchange offer contemplated by the Registration Rights Agreement, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports with the Commission for public availability within the time periods specified in the Commission's rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company has agreed that, for so long as any Notes remain outstanding, it will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

EVENTS OF DEFAULT AND REMEDIES

  The Indenture provides that each of the following constitutes an Event of
Default: (i) default for 30 days in the payment when due of interest on, or Liquidated Damages with respect to, the Notes; (ii) default in payment when due of the principal of or premium, if any, on the Notes; (iii) failure by the Company or any of its Restricted Subsidiaries to comply with the provisions described under the captions "--Change of Control," "-- Asset Sales," "-- Restricted Payments" or "--Incurrence of Indebtedness and Issuance of Preferred Stock;" (iv) failure by the Company or any of its Restricted Subsidiaries for 60 days after notice to comply with any of its other agreements in the Indenture or the Notes; (v) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, which default results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness or the maturity of which has been so accelerated, aggregates $5.0 million or more;
(vi) failure by the Company or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $5.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; (vii) except as permitted by the Indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Subsidiary Guarantor, or any Person acing on behalf of any Subsidiary Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee and (viii) certain events of bankruptcy or insolvency with respect to the Company or any of its Subsidiaries.

  If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding Notes will become due and payable without further action or notice. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

  In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes. If an Event of Default occurs prior to January 15, 2003 by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding the prohibition on redemption of the Notes prior to January 15, 2003, then the premium specified in the Indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of the Notes.

  The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Notes.

  The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

  No director, officer, employee, incorporator or stockholder of the Company, as such, shall have any liability for any obligations of the Company under the Notes, the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

  The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes ("Legal Defeasance") except for (i) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest and Liquidated Damages on such Notes when such payments are due from the trust referred to below, (ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant

Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

  In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest and Liquidated Damages, if any, on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date; (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Restricted Subsidiaries is a party or by which the Company or any of its Restricted Subsidiaries is bound;
(vi) the Company must have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; (vii) the Company must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and (viii) the Company must deliver to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

TRANSFER AND EXCHANGE

  A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

  The registered Holder of a Note will be treated as the owner of it for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

  Except as provided in the next two succeeding paragraphs, the Indenture or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

  Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder): (i) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption "--Repurchase at the Option of Holders"), (iii) reduce the rate of or change the time for payment of interest on any Note, (iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration), (v) make any Note payable in money other than that stated in the Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of or premium, if any, or interest on the Notes, (vii) waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under the caption "--Repurchase at the Option of Holders") or (viii) make any change in the foregoing amendment and waiver provisions.

  Notwithstanding the foregoing, without the consent of any Holder of Notes, the Company and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company's obligations to Holders of Notes in the case of a merger or consolidation or sale of all or substantially all of the Company's assets, to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under the Indenture of any such Holder, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

CONCERNING THE TRUSTEE

  The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

  The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

 REGISTRATION RIGHTS; LIQUIDATED DAMAGES

  The Company and the Initial Purchaser entered into the Registration Rights Agreement on January 28, 1998. Pursuant to the Registration Rights Agreement, the Company agreed to file with the Commission the Exchange Offer Registration Statement on the appropriate form under the Securities Act with respect to the New Notes. If any Holder of Transfer Restricted Securities notifies the Company prior to the 20th day following consummation of the Exchange Offer that (A) it is prohibited by law or Commission policy from participating in the Exchange Offer or (B) that it may not resell the New Notes acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales or (C) that it is a broker-dealer and owns Notes acquired directly from the Company or an affiliate of the Company, the Company will file with the Commission a Shelf Registration Statement to cover resales of the Notes by the Holders thereof who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement. The Company will use its best efforts to cause the applicable registration statement to be declared effective as promptly as possible by the Commission. For purposes of the foregoing, "Transfer Restricted Securities" means each Note until (i) the date on which such Note has been exchanged by a person other than a broker-dealer for a New Note in the Exchange Offer, (ii) following the exchange by a broker-dealer in the Exchange Offer of a Note for a New Note, the date on which such New Note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the Exchange Offer Registration Statement, (iii) the date on which such Note has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement or (iv) the date on which such Note is distributed to the public pursuant to Rule 144 under the Act.

  The Registration Rights Agreement provides that (i) the Company is to file an Exchange Offer Registration Statement with the Commission on or prior to 60 days after the Closing Date, (ii) the Company is to use its best efforts to have the Exchange Offer Registration Statement declared effective by the Commission on or prior to 135 days after the Closing Date, (iii) unless the Exchange Offer would not be permitted by applicable law or Commission policy, the Company is to commence the Exchange Offer and use its best efforts to issue on or prior to 30 business days after the date on which the Exchange Offer Registration Statement was declared effective by the Commission, New Notes in exchange for all Notes tendered prior thereto in the Exchange Offer and (iv) if obligated to file the Shelf Registration Statement, the Company is to use its best efforts to file the Shelf Registration Statement with the Commission on or prior to 30 days after such filing obligation arises and to cause the Shelf Registration to be declared effective by the Commission on or prior to 90 days after such obligation arises. If (a) the Company fails to file any of the Registration Statements required by the Registration Rights Agreement on or before the date specified for such filing, (b) any of such Registration Statements is not declared effective by the Commission on or prior to the date specified for such effectiveness (the "Effectiveness Target Date"), or (c) the Company fails to consummate the Exchange Offer within 30 business days of the Effectiveness Target Date with respect to the Exchange Offer Registration Statement, or (d) the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Securities during the periods specified in the Registration Rights Agreement (each such event referred to in clauses (a) through (d) above a "Registration Default"), then the Company will pay Liquidated Damages to each Holder of Notes, with respect to the first 90-day period immediately following the occurrence of the first Registration Default in an amount equal to $.05 per week per $1,000 principal amount of Notes held by such Holder. The amount of the Liquidated Damages will increase by an additional $.05 per week per $1,000 principal amount of Notes with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Liquidated Damages for all Registration Defaults of $.50 per week per $1,000 principal amount of Notes. All accrued Liquidated Damages will be paid by the Company on each Damages Payment Date by wire transfer of immediately available funds or by federal funds check and to Holders of Certificated Securities by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified. Following the cure of all Registration Defaults, the accrual of Liquidated Damages will cease.

  Holders of Notes will be required to make certain representations to the Company (as described in the Registration Rights Agreement) in order to participate in the Exchange Offer and will be required to deliver certain information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the Registration Rights Agreement in order to have their Notes included in the Shelf Registration Statement and benefit from the provisions regarding Liquidated Damages set forth above.

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

GOVERNING LAW

  The Indenture and the Notes are governed by, and will be construed in accordance with, the laws of the State of New York.

CERTAIN DEFINITIONS

  Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

  "Acquired Debt" means, with respect to any specified Person, (i) Indebtedness of any other Person existing at the time such other Person is merged with or into or becomes a Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person, and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

  "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control.

  "Asset Sale" means (i) the sale, lease, conveyance or other disposition of any assets or rights (including, without limitation, by way of a sale and leaseback) other than sales of inventory or accounts receivable in the ordinary course of business consistent with past practices (provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption "--Change of Control" and/or the provisions described above under the caption "--Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant), and (ii) the issue or sale by the Company or any of its Restricted Subsidiaries of Equity Interests of any of the Company's Restricted Subsidiaries, in the case of either clause (i) or (ii), whether in a single transaction or a series of related transactions (a) that have a fair market value in excess of $2.0 million or (b) for net proceeds in excess of $2.0 million. Notwithstanding the foregoing, the following items shall not be deemed to be Asset Sales: (i) a transfer of assets by the Company to a Wholly Owned Restricted Subsidiary or by a Wholly Owned Restricted Subsidiary to the Company or to another Wholly Owned Restricted Subsidiary, (ii) an issuance of Equity Interests by a Wholly Owned Restricted Subsidiary to the Company or to another Wholly Owned Restricted Subsidiary, and (iii) a Restricted Payment that is permitted by the covenant described above under the caption "-- Restricted Payments."

  "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

  "Capital Stock" means (i) in the case of a corporation, corporate stock,
(ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited) and
(iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

  "Cash Equivalents" means (i) marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition; (ii) certificates of deposit, time deposits, eurodollar time deposits or overnight bank deposits having maturities of six months or less from the date of acquisition issued by any Lender or by any commercial bank organized under the laws of the United States or any state thereof having combined capital and surplus of not less than $500.0 million; (iii) commercial paper of an issuer rated at least A-2 by Standard & Poor's Ratings Services ("S&P") or P-2 by Moody's Investors Service, Inc. ("Moody's"), or carrying an equivalent rating by a nationally recognized rating agency, if both of the two named rating agencies cease publishing ratings of commercial paper issuers generally, and maturing within six months from the date of acquisition; (iv) repurchase obligations of any Lender or of any commercial bank satisfying the requirements of clause (ii) of this definition, having a term of not more than 30 days with respect to securities issued or fully guaranteed or insured by the United States government; (v) securities with maturities of one year or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States, by any political subdivision or taxing authority of any such state, commonwealth or territory or by any foreign government, the securities of which state, commonwealth, territory, political subdivision, taxing authority or foreign government (as the case may be) are rated at least A by S&P or A by Moody's; (vi) securities with maturities of six months or less from the date of acquisition backed by standby letters of credit issued by any Lender or any commercial bank satisfying the requirements of clause (ii) of this definition; or (vii) shares of money market mutual or similar funds which invest exclusively in assets satisfying the requirements of clauses (i) through (vi) of this definition.

  "Change of Control" means the occurrence of any of the following: (i) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole to any "person" (as such term is used in Section 13(d)(3) of the Exchange Act) other than a Principal or a Related Party of a Principal (as defined below), (ii) the adoption of a plan relating to the liquidation or dissolution of the Company, (iii) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" (as defined above), other than the Principals and their Related Parties or any underwriters in connection with an underwritten public offering becomes the "beneficial owner" (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that a person shall be deemed to have "beneficial ownership" of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition), directly or indirectly, of more than 50% of the Voting Stock of the Company (measured by voting power rather than number of shares), (iv) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors or (v) the Company consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of the Company is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of the Company outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance).

  "Consolidated Cash Flow" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus (i) an amount equal to any extraordinary loss plus any net loss realized in connection with an Asset Sale (to the extent such losses were deducted in computing such Consolidated Net Income), plus (ii) provision for taxes based on income or profits of such Person and its Subsidiaries for such period, to the extent that such provision for taxes was included in computing such Consolidated Net Income, plus (iii) consolidated interest expense of such Person and its Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income, plus (iv) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (including any charge relating to the write-off of deferred financing fees as a result of the repayment of the Acquisition Facilities and excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income, minus (v) non-cash items increasing such Consolidated Net Income for such period, in each case, on a consolidated basis and determined in accordance with GAAP. Notwithstanding the foregoing, the provision for taxes on the income or profits of, and the depreciation and amortization and other non-cash expenses of, a Subsidiary of the referent Person shall be added to Consolidated Net Income to compute Consolidated Cash Flow only to the extent that a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its stockholders.

  "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that (i) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Wholly Owned Restricted Subsidiary thereof, (ii) the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, (iii) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded, (iv) the Net Income (but not loss) of any Unrestricted Subsidiary shall be excluded, whether or not distributed to the Company or one of its Subsidiaries and (v) the cumulative effect of a change in accounting principles shall be excluded.

  "Consolidated Net Worth" means, with respect to any Person as of any date, the sum of (i) the consolidated equity of the common stockholders of such Person and its consolidated Subsidiaries as of such date plus (ii) the respective amounts reported on such Person's balance sheet as of such date with respect to any series of preferred stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such preferred stock, less (x) all write-ups (other than write-ups resulting from foreign currency translations and write-ups of tangible assets of a going concern business made within 12 months after the acquisition of such business) subsequent to the date of the Indenture in the book value of any asset owned by such Person or a consolidated Subsidiary of such Person, (y) all investments as of such date in unconsolidated Subsidiaries and in Persons that are not Subsidiaries (except, in each case, Permitted Investments), and (z) all unamortized debt discount and expense and unamortized deferred charges as of such date, all of the foregoing determined in accordance with GAAP.

  "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company who (i) was a member of such Board of Directors on the date of the Indenture or (ii) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election or was nominated or designated for election to the Board by a Principal or its Related Party.

  "Credit Agreement" means that certain Credit Agreement, to be dated as of January 28, 1998, by and among the Company, Lehman Brothers Inc., as arranger, Lehman Commercial Paper Inc., as syndication agent, and the lenders named therein, providing for $25.0 million of term borrowings and up to $35.0 million of revolving credit borrowings, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, supplemented, extended, restated, modified, renewed, refunded, replaced or refinanced from time to time, including any appendices, exhibits or schedules to any of the foregoing.

  "Credit Facilities" means, with respect to the Company, one or more debt facilities (including, without limitation, the Credit Agreement) or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit.

  "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

  "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the Holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature; provided, however, that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company to repurchase such Capital Stock upon the occurrence of a Change of Control or an Asset Sale shall not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption "--Certain Covenants--Restricted Payments."

  "Domestic Subsidiary" means (i) any Restricted Subsidiary of the Company that is incorporated or domiciled in any state of the United States of America or the District of Columbia or (ii) any Restricted Subsidiary of the Company that has Guaranteed any Indebtedness of the Company or any Subsidiary Guarantor.

  "Earn-out Obligations" means contingent payment obligations of the Company or any of its Restricted Subsidiaries incurred in connection with the acquisition of assets or businesses, which obligations are payable based on the performance of the assets or businesses so acquired; provided that the amount of such obligations shall not exceed 25% of the total consideration paid for such assets or businesses; and provided, further, that the amount of such obligations outstanding at any time shall be measured by the maximum amount potentially payable thereunder without regard to performance criteria, the passage of time or other conditions.

  "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

  "Fixed Charges" means, with respect to any Person for any period, the sum, without duplication, of (i) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations, but excluding the non-cash interest expense incurred by the Company in connection with the Acquisition Facilities in January of 1998) and
(ii) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period, and (iii) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries (whether or not such Guarantee or Lien is called upon) and (iv) the product of (a) all dividend payments, whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividend payments on Equity Interests payable solely in Equity Interests of the Company (other than Disqualified Stock) or to the Company or a Restricted Subsidiary of the

Company, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

  "Fixed Charge Coverage Ratio" means with respect to any Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the referent Person or any of its Restricted Subsidiaries incurs, assumes, Guarantees or redeems any Indebtedness (other than revolving credit borrowings) or issues or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee or redemption of Indebtedness, or such issuance or redemption of preferred stock (including any application of proceeds therefrom), as if the same had occurred at the beginning of the applicable four-quarter reference period. In addition, for purposes of making the computation referred to above, (i) acquisitions that have been made by the Company or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated to include the Consolidated Cash Flow of the acquired entities (adjusted to exclude (x) the cost of any compensation, remuneration or other benefit paid or provided to any employee, consultant, Affiliate or equity owner of the acquired entities to the extent such costs are eliminated and not replaced and (y) the amount of any reduction in general, administrative or overhead costs of the acquired entities, in each case, as determined in good faith by an officer of the Company) without giving effect to clause (iii) of the proviso set forth in the definition of Consolidated Net Income, and (ii) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, and (iii) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the referent Person or any of its Subsidiaries following the Calculation Date.

  "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the Indenture.

  "Government Securities" means direct obligations of, or obligations guaranteed by, the United States of America, and the payment for which the United States pledges its full faith and credit.

  "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

  "Hedging Obligations" means, with respect to any Person, the obligations of such Person under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and (ii) other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

  "Indebtedness" means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker's acceptances or representing Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property or representing any Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, as well as all Indebtedness of others secured by a Lien on any asset of such Person to the extent of such Lien (whether or not such Indebtedness is assumed by such Person) and, to the extent not otherwise included, the Guarantee by such Person of any indebtedness of any other Person, except for Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument, drawn against insufficient funds, provided that such Indebtedness is extinguished within five business days of the incurrence of such Indebtedness. The amount of any Indebtedness outstanding as of any date shall be (i) the accreted value thereof, in the case of any Indebtedness issued with original issue discount, and (ii) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

  "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption "Certain Covenants--Restricted Payments."

  "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

  "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however, (i) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (a) any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions) or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries and (ii) any extraordinary gain (but not loss), together with any related provision for taxes on such extraordinary gain (but not loss).

  "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Indebtedness (other than Indebtedness under the Credit Facilities) secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

  "Non-Recourse Debt" means Indebtedness (i) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable (as a guarantor or otherwise), or (c) constitutes the lender; and (ii) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both)

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

any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and
(iii) as to which the lenders of such Indebtedness have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

  "Obligations" means any principal, premium, if any, interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company or its Subsidiaries whether or not a claim for post-filing interest is allowed in such proceeding), penalties, fees, charges, expenses, indemnifications, reimbursement obligations, damages (including Liquidated Damages), guarantees and other liabilities or amounts payable under the documentation governing any Indebtedness or in respect thereof.

  "Permitted Investments" means (a) any Investment in the Company or in a Restricted Subsidiary of the Company; (b) any Investment in Cash Equivalents;
(c) any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment (i) such Person becomes a Restricted Subsidiary of the Company or (ii) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company; (d) any Investment made as a result of the receipt of non-cash consideration from (i) an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "--Repurchase at the Option of Holders--Asset Sales" or (ii) a disposition of assets that does not constitute an asset sale; (e) any acquisition of assets, Equity Interests or other securities solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company; (f) any acquisition by the Company or any of its Restricted Subsidiaries of Purchased Portfolios; and (g) other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause
(e) that are at the time outstanding, not to exceed $7.5 million.

  "Permitted Liens" means (i) Liens securing Indebtedness under the Credit Facilities that was permitted by the terms of the Indenture; (ii) Liens in favor of the Company; (iii) Liens on property of a Person existing at the time such Person is merged into or consolidated with the Company or any Restricted Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company; (iv) Liens on property existing at the time of acquisition thereof by the Company or any Restricted Subsidiary of the Company, provided that such Liens were in existence prior to the contemplation of such acquisition; (v) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business; (v) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (iv) of the second paragraph of the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Stock" covering only the assets acquired with such Indebtedness; (vi) Liens existing on the date of the Indenture; (vii) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;
(viii) Liens on assets of Unrestricted Subsidiaries that secure Non-Recourse Debt of Unrestricted Subsidiaries; (ix) Liens incurred in the ordinary course of business of the Company or any Subsidiary of the Company with respect to obligations that do not exceed $5.0 million at any one time outstanding and that (a) are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business) and (b) do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of business by the Company or such Subsidiary and (x) Liens securing Permitted Refinancing Indebtedness provided that the Company was permitted to incur Liens with respect to the Indebtedness so refinanced.

  "Permitted Refinancing Indebtedness" means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that: (i) the principal amount (or accreted value, if applicable) of such

Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus accrued interest, premium and prepayment penalties, if any, on, the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses incurred in connection therewith); (ii) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Notes on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and (iv) such Indebtedness is incurred either by the Company or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

  "Principals" means Centre Partners Management, LLC and WPG Corporate Development Associates V, L.P.

  "Purchased Portfolios" means account receivables portfolios purchased by the Company or any of its Restricted Subsidiaries.

  "Related Party" with respect to any Principal means (A) any controlling stockholder, 50% (or more) owned Subsidiary, or spouse or immediate family member (in the case of an individual) of such Principal or (B) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding an 50% or more controlling interest of which consist of such Principal and/or such other Persons referred to in the immediately preceding clause (A).

  "Restricted Investment" means an Investment other than a Permitted
Investment.

  "Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

  "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Act, as such Regulation is in effect on the date hereof.

  "Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

  "Subsidiary" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

  "Subsidiary Guarantee" shall mean the joint and several Guarantee by the Domestic Subsidiaries of the Company's obligations under the Notes, in substantially the form of such Subsidiary Guarantee attached as an exhibit to the Indenture.

  "Subsidiary Guarantors" means each Domestic Subsidiary that executes a Subsidiary Guarantee in accordance with the provisions of the Indenture, and their respective successors and assigns.

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

  "Unrestricted Subsidiary" means (i) any Subsidiary that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution; but only to the extent that such Subsidiary: (a) has no Indebtedness other than Non-Recourse Debt; (b) is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company; (c) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (x) to subscribe for additional Equity Interests or (y) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; (d) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries; and (e) has at least one director on its board of directors that is not a director or executive officer of the Company or any of its Restricted Subsidiaries and has at least one executive officer that is not a director or executive officer of the Company or any of its Restricted Subsidiaries. Any such designation by the Board of Directors shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions and was permitted by the covenant described above under the caption "Certain Covenants--Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "Incurrence of Indebtedness and Issuance of Preferred Stock," the Company shall be in default of such covenant). The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (i) such Indebtedness is permitted under the covenant described under the caption "Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock," calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period, and (ii) no Default or Event of Default would be in existence following such designation.

  "Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

  "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding principal amount of such Indebtedness.

  "Wholly Owned Restricted Subsidiary" of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  The following discussion is a summary of certain federal income tax considerations relevant to the exchange of Old Notes for New Notes, but does not purport to be a complete analysis of all potential tax effects. The discussion is based upon the Internal Revenue Code of 1986, as amended, Treasury regulations, Internal Revenue Service rulings and pronouncements, and judicial decisions now in effect, all of which are subject to change at any time by legislative, judicial or administrative action. Any such changes may be applied retroactively in a manner that could adversely affect a holder of the New Notes. The description does not consider the effect of any applicable foreign, state, local or other tax laws or estate or gift tax considerations.

  EACH HOLDER SHOULD CONSULT HIS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO IT OF EXCHANGING OLD NOTES FOR NEW NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS.

EXCHANGE OF OLD NOTES FOR NEW NOTES

  The exchange of Old Notes for New Notes pursuant to the Exchange Offer should not constitute a significant modification of the terms of the Old Notes and, therefore, such exchange should not constitute an exchange for federal income tax purposes. Accordingly, such exchange should have no federal income tax consequences to holders of Old Notes.

                             PLAN OF DISTRIBUTION

  Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that, for a period of one year after the Expiration Date, it will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

 The Company will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of New Notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

  For a period of one year after the Expiration Date, the Company will promptly send additional copies of this Prospectus and any amendment or Supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. The Company has agreed, pursuant to the Registration Rights Agreement, to pay all expenses incident to the Exchange Offer (including the expenses of one counsel for all the holders of the Notes as a single class) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

  The validity of the Notes offered hereby will be passed upon for the Company by Weil, Gotshal & Manges LLP, New York, New York.

                                    EXPERTS

  The consolidated financial statements of Nationwide Credit, Inc. as of December 31, 1997 and 1996 and for each of the three years in the period then ended, appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                     PAGE
                                                                                     ----
NATIONWIDE CREDIT, INC.
Unaudited consolidated balance sheet of Nationwide Credit, Inc. as of June 30, 1998 and the related consolidated statements of operations and cash flows for the six months ended June 30, 1998 and 1997 with accompanying notes......................... F-2
Consolidated balance sheets of Nationwide Credit, Inc. as of December 31, 1997 and
1996 and the related consolidated statements of income, stockholder's equity and cash flows for the years ended December 31, 1997, 1996 and 1995 with accompanying notes and Report of Independent Auditors thereon.................................... F-8

                            NATIONWIDE CREDIT, INC.

                           CONSOLIDATED BALANCE SHEET

                        (IN THOUSANDS EXCEPT SHARE DATA)

                                                                     JUNE 30,
                                                                       1998
                                                                     ---------
                                                                     UNAUDITED
ASSETS
Current assets:
 Cash and cash equivalents.......................................... $  8,265
 Cash held for clients..............................................      779
 Accounts receivable, net of allowance of $2,371....................   12,387
 Prepaid expenses and other current assets..........................    1,031
                                                                     --------
Total current assets................................................   22,462
Property and equipment..............................................   13,638
Accumulated depreciation............................................   (2,245)
                                                                     --------
                                                                       11,393
Goodwill, less accumulated amortization of $2,015...................  118,864
Other intangible assets, less accumulated amortization of $7,996....   12,558
Deferred financing costs, less accumulated amortization of $1,309...    4,384
Other assets........................................................      198
                                                                     --------
Total assets........................................................ $169,859
                                                                     ========
LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
 Collections due to clients......................................... $    779
 Accrued compensation...............................................    3,490
 Accounts payable...................................................    1,784
 Accrued severance and office closure costs.........................      929
 Other accrued liabilities..........................................    7,325
 Current maturities of long-term debt...............................      250
                                                                     --------
Total current liabilities...........................................   14,557
Accrued severance and office closure costs..........................    2,400
Long-term debt
 Term loan facility.................................................   24,625
 10.25% Senior notes due 2008.......................................  100,000
Stockholder's equity:
 Common Stock, no par value
  Authorized shares--10,000
  Issued and outstanding shares--10
 Additional paid-in capital.........................................   39,115
 Notes receivable--stockholders.....................................     (140)
 Retained earnings (deficit)........................................  (10,698)
                                                                     --------
Total stockholder's equity..........................................   28,277
                                                                     --------
Total liabilities and stockholder's equity.......................... $169,859
                                                                     ========

                            See accompanying notes.

                            NATIONWIDE CREDIT, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                       FOR THE SIX MONTHS ENDED JUNE 30,
                                 (IN THOUSANDS)

                                                        PREDECESSOR  SUCCESSOR
                                                           1997        1998
                                                        ----------- -----------
                                                        (UNAUDITED) (UNAUDITED)
Revenue................................................   $61,268    $ 54,577
Expenses:
   Salaries and benefits...............................    34,540      32,751
   Telecommunication...................................     3,286       2,769
   Occupancy...........................................     2,396       2,123
   Other operating and administrative..................    10,790       7,332
   Depreciation and amortization.......................     6,865      12,256
  Provision for employee severance and office closure..       679         --
   Overhead charges from First Data Corporation........       613         --
                                                          -------    --------
Total expenses.........................................    59,169      57,231
                                                          -------    --------
Operating income (loss) ...............................     2,099      (2,654)
Interest expense.......................................        63       7,175
                                                          -------    --------
Income (loss) before income taxes and extraordinary
 items.................................................     2,036      (9,829)
Income tax provision...................................     1,274         --
                                                          -------    --------
Income (loss) before extraordinary items...............       762      (9,829)
Extraordinary loss on debt extinguishment..............       --          869
                                                          -------    --------
Net income (loss)......................................   $   762    $(10,698)
                                                          =======    ========


                            See accompanying notes.

                            NATIONWIDE CREDIT, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                       FOR THE SIX MONTHS ENDED JUNE 30,
                                 (IN THOUSANDS)

                                                        PREDECESSOR  SUCCESSOR
                                                           1997        1998
                                                        ----------- -----------
                                                        (UNAUDITED) (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss) ....................................   $    762    $ (10,698)
Adjustments to reconcile net loss to net cash provided
 by operating activities:
   Depreciation.......................................      2,196        2,245
   Amortization.......................................      4,667       10,011
   Amortization of deferred financing costs...........        --         1,309
   Extraordinary loss on debt extinguishment..........        --           869
   Deferred tax provision.............................      2,021          --
   Changes in operating assets and liabilities:
    Accounts receivable...............................     (3,215)         484
    Prepaid expenses and other assets.................       (129)         (31)
    Accrued compensation..............................     (1,905)          (6)
    Intercompany trade payables.......................        758          --
    Accounts payable, other accrued liabilities and
     other liabilities................................        928        4,993
                                                         --------    ---------
Net cash provided by operating activities.............      6,083        9,176
INVESTING ACTIVITIES
Acquisitions..........................................    (24,069)         --
Purchases of equipment................................     (4,739)      (2,049)
                                                         --------    ---------
Net cash used in investing activities.................    (28,808)      (2,049)
FINANCING ACTIVITIES
Proceeds from Acquisition Facilities..................        --       125,000
Capital contribution from Parent......................        --        38,975
Funding of acquisition purchase price.................        --      (157,270)
Proceeds from long-term debt..........................        --        25,000
Proceeds from 10.25% Notes due 2008...................        --       100,000
Repayment of Acquisition Facilities...................        --      (125,000)
Repayment of long-term debt...........................     (1,500)        (125)
Debt issuance costs...................................        --        (6,562)
(To) from First Data Corporation......................     21,127          --
Other.................................................        --          (268)
                                                         --------    ---------
Net cash provided by (used in) financing activities...     19,627         (250)
                                                         --------    ---------
Increase (decrease) in cash and cash equivalents......     (3,098)       6,877
Cash and cash equivalents at beginning of period......      4,109        1,388
                                                         --------    ---------
Cash and cash equivalents at end of period............   $  1,011    $   8,265
                                                         ========    =========
Supplemental disclosures of cash flow information
Interest paid.........................................                   1,711
                                                                     =========

                            NATIONWIDE CREDIT, INC.

             NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                    SIX MONTHS ENDED JUNE 30, 1997 AND 1998
  (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE INDICATED)

1. ORGANIZATION AND BASIS OF PRESENTATION

  On December 31, 1997, NCI Acquisition Corporation (the "Buyer"), NCI Merger Corporation ("Merger Sub"), Nationwide Credit Inc. (the "Company"), First Data Corporation (the "Seller") and its wholly owned subsidiary, First Financial Management Corporation ("FFMC"), entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Merger Sub merged with and into the Company, with the Company as the surviving corporation and a wholly owned subsidiary of the Buyer. The transaction was accounted for under the purchase method of accounting with the consideration and related fees of the acquisition allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of the acquisition. The merger consideration consisted of $155.2 million in cash (before transaction costs of $2.1 million) and up to an additional $3.7 million, to be paid pursuant to the terms of an earn-out agreement in the event the Company achieves certain performance targets for the year ended December 31, 1998. The excess of cost over the fair value of net assets acquired of $120.9 million is being amortized on a straight-line basis over 30 years. Other identifiable intangible assets are primarily comprised of the fair value of existing account placements acquired of $14.5 million and non-competition agreements of $5.7 million, which are being amortized over 1 and 4 years, respectively. The Company periodically reviews goodwill and other intangibles to assess recoverability. Impairment charges will be recognized in operations if the expected future operating cash flow (undiscounted and without interest charges) derived from such intangible assets is less than their carrying value. As a result of the acquisition of the Company and in connection with the implementation of the modified Operating Improvement Plan, the Company has accrued estimated costs of approximately $4.0 million associated with closing certain offices and branches ($1.8 million), severance payments to employees ($0.9 million), relocation costs ($0.7 million) and other costs primarily associated with the write-down of leasehold improvements associated with the closed facilities ($0.6 million). Specifically, the Company is closing and/or reducing branches which are not operating at full capacity, or whose operations can be consolidated with other branches. Any costs to be paid in 1999 and 2000 are primarily associated with lease commitments on facilities to be closed during 1998 and 1999. The Company has reached an agreement with First Data with respect to various matters relating to the acquisition of the Company by its current shareholders in December 1997. The settlement includes a cash payment of $10.9 million to the Company. The Company intends to use the cash payment to reduce indebtedness under its term loan facility by approximately $6.0 million, pay approximately $2.9 million in various expenses relating to the Company's operations under First Data management prior to January 1998, including obligations to the FTC and the DOE, and to increase cash available for working capital and other corporate operations by approximately $2.0 million.

  The acquisition and related fees were intitially financed through borrowings of $125.0 million against a $133.0 million senior credit facility (the "Acquisition Facilities") provided by Lehman Commercial Paper Inc. and a contribution of $40.4 million of equity capital (before related fees of $1.3 million).

                            NATIONWIDE CREDIT, INC.

                   SIX MONTHS ENDED JUNE 30, 1997, AND 1998
  (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE INDICATED)


2. SIGNIFICANT ACCOUNTING POLICIES

  The accompanying unaudited consolidated financial statements of the Company, have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, certain information and footnote disclosures required by generally accepted accounting principles for complete financial statements have been excluded. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. All significant intercompany accounts and transactions have been eliminated in the consolidation. Operating results for the six month period ended June 30, 1998 are not necessarily indicative of the results that may be expected for the year ended December 31, 1998. The accompanying unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 1997.

  Certain reclassifications have been made in the June 30, 1997 unaudited consolidated financial statements to conform to the June 30, 1998 presentation.

3.LONG TERM DEBT

  In January 1998, the Company implemented a financing plan which included the issuance of $100 million 10 1/4% Senior Notes due 2008 ("Old Notes") in a private placement (the "Offering"). The Company is in the process of exchanging the Old Notes for $100 million 10.25% Series A senior notes due 2008 ("New Notes") which are being registered under the Securities Act of 1933, as amended.

  As part of the financing plan, the Company also entered into a credit agreement (the "Credit Agreement") which provides for (1) a seven-year term loan facility in the amount of $25 million (the "Term Loan"), and (ii) a six-year revolving credit facility (the "Revolving Credit Facility") of $35 million. In connection with the Offering, all amounts outstanding under the Acquisition Facilities were repaid utilizing proceeds of the Offering and the Term Loan. The interest rate of the Term Loan and the Revolving Credit Facility is determined, at the Company's option, based upon the Eurodollar Base Rate (as defined in the Credit Agreement) ("Eurodollar") plus 2.125% or the Base Rate, as defined, plus 1.125%. Interest payments are made quarterly for Base Rate loans. Interest payments on Eurodollar loans are made on the earlier of their maturity date or 90 days depending on their term. In addition, the Company is required to pay a commitment fee of .375% on the unused portion of the Revolving Credit Facility. The Term Loan is repaid in quarterly installments, which began March 31, 1998, in an aggregate annual principal amount of $0.25 million for each of the first six years and the remaining $23.5 million in the last year of the facility. Additionally, the Company is required to make annual prepayments, beginning with the year ending December 31, 1998, from Excess Cash Flow, as defined in the Credit Agreement. Prepayments are also required in the event of an equity or debt issuance, or upon certain dispositions of assets. Substantially all of the assets of the Company are pledged as collateral for borrowings under the Credit Agreement. The Credit Agreement requires the Company to, among other things, maintain certain financial ratios and limits the Company's indebtedness, acquisitions and capital expenditures. In August 1997, the Company negotiated revised covenants under the Credit Agreement. The Company was in compliance with these revised covenants as of June 30, 1998.

  The Credit Agreement provides for a first priority lien on substantially all properties and assets (including, among other things, all of the capital stock of the Company and each of its direct and indirect domestic subsidiaries, and 65% of the capital stock of first-tier foreign subsidiaries) of the Company and its direct and indirect domestic subsidiaries (excluding the Company's currently existing subsidiaries).

                        REPORT OF INDEPENDENT AUDITORS

The Stockholder of Nationwide Credit, Inc.

  We have audited the accompanying consolidated balance sheets of Nationwide Credit, Inc. as of December 31, 1996 and 1997, and the related consolidated statements of income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 1997. Our audits also include the financial statement schedule listed in the accompanying Index to Financial Statements. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nationwide Credit, Inc. at December 31, 1996 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          /s/ Ernst & Young llp

Atlanta, Georgia
March 31, 1998; except for Note 13, as to which the date is October 6, 1998

                            NATIONWIDE CREDIT, INC.

                          CONSOLIDATED BALANCE SHEETS

                        (IN THOUSANDS EXCEPT SHARE DATA)

                                                       DECEMBER 31, DECEMBER 31,
                                                           1996         1997
                                                       ------------ ------------
ASSETS
Current assets:
 Cash and cash equivalents............................   $  4,109     $  1,388
 Cash held for clients................................        386          594
 Accounts receivable, net of allowance of $3,203 and
  $4,449, respectively................................     12,137       12,871
 Deferred tax assets..................................      3,230        3,080
 Prepaid expenses and other current assets............        696        1,000
 Intercompany trade receivables.......................         23           68
                                                         --------     --------
Total current assets..................................     20,581       19,001
Property and equipment:
 Computer equipment...................................     16,818       20,638
 Furniture and equipment..............................      3,369        3,726
 Leasehold improvements...............................      1,958        3,243
                                                         --------     --------
                                                           22,145       27,607
 Accumulated depreciation.............................    (11,968)     (16,017)
                                                         --------     --------
                                                           10,177       11,590
Goodwill and other intangible assets less accumulated
 amortization of $30,617 and $40,261, respectively....    145,500      159,999
Other assets..........................................        958          275
                                                         --------     --------
Total assets..........................................   $177,216     $190,865
                                                         ========     ========
LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
 Collections due to clients...........................   $    386     $    594
 Accrued compensation.................................      4,474        3,495
 Accounts payable.....................................      2,427        1,652
 Accrued severance and office closure costs...........        847          202
 Other accrued liabilities............................      1,267        3,410
 Note payable--current................................      1,500        1,451
 Intercompany trade payables..........................      1,333        2,344
                                                         --------     --------
Total current liabilities.............................     12,234       13,148
Payable to First Data Corporation.....................     98,669      112,450
Deferred tax liability................................      1,297        1,388
Note payable--long term...............................      1,329          --
Commitments and contingencies
Stockholder's equity:
 Common Stock, no par value
  Authorized shares--10,000, issued and outstanding
   shares--1,000......................................        --           --
 Additional paid-in capital...........................     41,506       41,506
 Retained earnings....................................     22,682       22,775
 Pension liability adjustment.........................       (501)        (402)
                                                         --------     --------
Total stockholder's equity............................     63,687       63,879
                                                         --------     --------
Total liabilities and stockholder's equity............   $177,216     $190,865
                                                         ========     ========


                            See accompanying notes.

                            NATIONWIDE CREDIT, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                                 (IN THOUSANDS)

                                                      YEAR ENDED DECEMBER 31,
                                                     ----------------------------
                                                       1995      1996      1997
                                                     --------  --------  --------
Revenue...........................................   $154,506  $138,905  $119,013
Expenses:
   Salaries and benefits..........................     81,114    73,636    66,376
   Telecommunication..............................      9,539     7,341     6,236
   Occupancy......................................      5,148     4,602     5,014
   Other operating and administrative.............     27,102    26,586    22,516
   Depreciation and amortization..................     11,893    12,021    14,364
  Provision for merger costs, employee severance
     and office closure...........................     13,562     4,323       679
   Overhead charges from First Data Corporation...      1,545     1,389     1,190
                                                     --------  --------  --------
Total expenses....................................    149,903   129,898   116,375
Operating income .................................      4,603     9,007     2,638
Interest expense..................................       (501)     (241)     (122)
                                                     --------  --------  --------
Income before income taxes........................      4,102     8,766     2,516
Provision for income taxes........................      2,611     4,449     2,423
                                                     --------  --------  --------
Net income........................................   $  1,491  $  4,317  $     93
                                                     ========  ========  ========


                            See accompanying notes.

                            NATIONWIDE CREDIT, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                         COMMON STOCK  ADDITIONAL
                         -------------  PAID-IN   RETAINED  PENSION
                         SHARES AMOUNT  CAPITAL   EARNINGS ADJUSTMENT  TOTAL
                         ------ ------  -------   -------- ----------  -----
Balance at January 1,
 1995................... 1,000   $--    $36,799   $16,874    $(283)   $53,390
  Pension adjustment....   --     --        --        --      (284)      (284)
  Capital contribution..   --     --      4,707       --       --       4,707
  Net income............   --     --        --      1,491      --       1,491
                         -----   ----   -------   -------    -----    -------
Balance at December 31,
 1995................... 1,000    --     41,506    18,365     (567)    59,304
  Pension adjustment....   --     --        --        --        66         66
  Net income............   --     --        --      4,317      --       4,317
                         -----   ----   -------   -------    -----    -------
Balance at December 31,
 1996................... 1,000    --     41,506    22,682     (501)    63,687
  Pension adjustment....   --     --        --        --        99         99
  Net income............   --     --        --         93      --          93
                         -----   ----   -------   -------    -----    -------
Balance at December 31,
 1997................... 1,000   $--    $41,506   $22,775    $(402)   $63,879
                         =====   ====   =======   =======    =====    =======


                            See accompanying notes.

                            NATIONWIDE CREDIT, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                   YEAR ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1995      1996      1997
                                                  --------  --------  --------
OPERATING ACTIVITIES
Net income .....................................  $  1,491  $  4,317  $     93
Adjustments to reconcile net income to net cash
 provided by (used in) operating activities:
   Depreciation.................................     3,645     3,689     4,720
   Amortization.................................     8,248     8,332     9,644
   Asset impairment.............................     5,912       --        --
   Other non-cash charges.......................       309     2,784     1,842
   Deferred tax (benefit) provision.............    (2,096)    2,023       218
   Changes in operating assets and liabilities
   (net of effect of acquisitions):
       Accounts receivable......................    (1,660)    9,778    (2,862)
       Prepaid expenses and other assets........    (1,506)      113        48
       Accrued compensation.....................    (1,247)      (18)     (857)
    Accounts payable, other accrued liabilities
     and other liabilities......................     7,785    (8,338)      812
       Intercompany trade accounts..............        92     1,218       966
                                                  --------  --------  --------
Net cash provided by operating activities.......    20,973    23,898    14,624
                                                  --------  --------  --------
INVESTING ACTIVITIES
Purchases of property and equipment.............    (5,016)   (7,005)   (5,465)
Acquisitions....................................    (2,732)     (819)  (24,161)
                                                  --------  --------  --------
Net cash used in investing activities...........    (7,748)   (7,824) (29,626)
                                                  --------  --------  --------
FINANCING ACTIVITIES
(To) from First Data Corporation................   (13,421)  (16,697)   13,781
Repayment of note payable.......................    (1,067)   (1,500)   (1,500)
                                                  --------  --------  --------
Net cash (used in) provided by financing
 activities.....................................   (14,488)  (18,197)   12,281
Decrease in cash and cash equivalents...........    (1,263)   (2,123)   (2,721)
Cash and cash equivalents at beginning of year..     7,495     6,232     4,109
                                                  --------  --------  --------
Cash and cash equivalents at end of year........  $  6,232  $  4,109  $  1,388
                                                  ========  ========  ========
NON-CASH FINANCING ACTIVITY:
Repayment of note payable in 1995 with First Data common
 stock of $2,904

                            See accompanying notes.

                            NATIONWIDE CREDIT, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
  (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE INDICATED)

1. ORGANIZATION, BASIS OF ACCOUNTING AND DESCRIPTION OF BUSINESS

  Prior to its December 31, 1997 change in ownership as discussed in Note 14, Nationwide Credit, Inc. ("NCI" or the "Company") was a wholly owned subsidiary of First Financial Management Corporation ("FFMC"), which is a wholly owned subsidiary of First Data Corporation ("First Data").

  The Company was acquired in June 1990 by FFMC. First Data's October 1995 merger with FFMC (the "Merger"), accounted for under the pooling of interests method, resulted in the combination of First Data's accounts receivable management company, ACB Business Services, Inc. ("ACB"), with NCI. ACB was primarily the result of two purchase business combinations consummated by First Data in 1993. The accompanying financial statements reflect First Data's and FFMC's basis in ACB and NCI, respectively.

  The consolidated accounts of the Company include certain majority-owned subsidiaries, the financial position and results of operations of which are not material. Intercompany accounts and transactions have been eliminated in consolidation.

  The Company is a provider of accounts receivable management services and its principal service is consumer debt collection on a contingency fee basis. The Company derives a significant portion of its revenue from American Express Company ("American Express") and the U.S. Department of Education ("DOE") and serves other clients in a variety of industries including healthcare, travel and entertainment card, retail, banking, oil and gas and telecommunications as well as other government agencies.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Cash and Cash Equivalents

  The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash held for clients, representing collections not yet remitted to clients, is not considered a cash equivalent.

 Property and Equipment

  Property and equipment are recorded at cost. Depreciation expense is calculated over the estimated useful lives of the related assets (three to eight years) using the straight-line method for financial reporting purposes. Leasehold improvements are amortized over the term of the related lease.

 Goodwill and Other Intangible Assets

  Goodwill represents the excess of purchase price over the fair value of net tangible and identifiable intangible assets acquired and is being amortized using the straight-line method over 25 to 40 years. At December 31, 1996 and 1997, the Company had goodwill of $134.3 million and $147.2 million, respectively. Other intangible assets consist primarily of software and non-compete agreements related to these acquisitions and acquired contract costs. These costs are amortized on a straight-line basis over the length of the agreement or benefit period, ranging from 5 to 25 years. Goodwill and other intangible assets are reviewed for impairment whenever events indicate that their carrying amount may not be recoverable. In such reviews, estimated undiscounted future cash flows associated with these assets are compared with their carrying value to determine if a write-down to fair value (normally measured by discounting estimated future cash flows) is required.

                            NATIONWIDE CREDIT, INC.

  (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE INDICATED)


 Revenue Recognition

  The Company generates substantially all of its revenue from contingency fees which are a percentage of debtor collections. Revenue is recognized upon collection of funds on behalf of clients. Revenues that are not contingency fee based are recognized as the services are performed.

 Income Taxes

  The Company accounts for income taxes under the liability method required by Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes, whereby deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and tax purposes.

  The taxable income of the Company is included in the consolidated U.S. federal income tax return of First Data. The Company's provision for income taxes has been determined as if the Company were a separate tax-paying entity. Effective January 1, 1996, current income taxes payable are included in the Payable to First Data account.

 Employee Stock Options

  SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123") established accounting and reporting standards for stock based employee compensation plans. As permitted by the standard, First Data and the Company elected to continue to account for employee stock options under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related interpretations. Accordingly, adoption of the standard has not affected the Company's results of operations or financial position.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. ACQUISITIONS

  On February 28, 1997, the Company acquired certain assets of Consolidated Collection Co. ("CCC"), an accounts receivable management company based in Denver, Colorado for approximately $12.2 million excluding acquisition related costs of $1.4 million (of which $0.4 million remained unpaid at December 31, 1997). The acquisition was accounted for as a purchase which, prior to the settlement outlined below, resulted in the recording of $8.6 million in goodwill, which is being amortized over 25 years, and $5.4 million of other intangibles related to a non-compete agreement. In September 1997, First Data negotiated a final, additional payment of $11.0 million as consideration for the elimination of the contingent consideration clause in the asset purchase agreement. This First Data payment was recorded by the Company as goodwill with a corresponding increase in the Payable to First Data account. First Data further agreed to an additional contingent payment of up to $2 million if First Data, or a then affiliate of First Data, enters into a definitive agreement to provide debt collection services to a certain telecommunications company prior to March 4, 1999.

                            NATIONWIDE CREDIT, INC.

  (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE INDICATED)

  The following table summarizes unaudited pro forma results of operations of NCI as if the acquisition of CCC had occurred and all cash consideration was paid on January 1, 1996:

                                                         YEAR ENDED DECEMBER 31,
                                                         -----------------------
                                                            1996        1997
                                                         ----------- -----------
Revenue................................................. $   149,650 $   121,315
Net Income..............................................       4,696         369

  This pro forma information is not necessarily indicative of what the combined results of operations would have been if the Company had consummated the acquisition of CCC on January 1, 1996.

4. PROVISION FOR MERGER COSTS, EMPLOYEE SEVERANCE AND OFFICE CLOSURE

  Primarily as a result of integrating the operations of NCI and ACB, the Company has incurred charges relating to employee severance and branch office closure costs as follows:

                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                            --------------------
                                                             1995    1996   1997
                                                            ------- ------  ----
Asset impairment........................................... $ 5,912 $  --   $--
Employee severance.........................................   3,492  2,271   679
Merger costs...............................................   3,000   (750)  --
Office closure.............................................   1,158  2,802   --
                                                            ------- ------  ----
                                                            $13,562 $4,323  $679
                                                            ======= ======  ====

  The asset impairment charge in 1995 is principally comprised of $4.5 million attributable to the ACB trade name which was not to be utilized by the combined Company. The $3.0 million provision for merger costs in 1995 related to an estimated payment to the former owners of one of the two businesses acquired by First Data in 1993. Were it not for the Merger, this payment would not have been necessary as the acquired business was not performing at the level necessary for it to be made. Accordingly, First Data included it as a component of the merger, integration and impairment charge in its 1995 financial statements and this accounting has been pushed down to the Company's financial statements. The $750 credit in 1996 represents the benefit First Data realized from settling this issue at an amount less than the $3.0 million estimate. Employee severance has involved giving notice of termination to 475, 200 and 78 employees during 1995, 1996 and 1997, respectively.

5. RELATED PARTY TRANSACTIONS

  The Company has various transactions with First Data and its affiliates. These transactions can be generally classified into the following categories:

  . trade activities--this involves the Company deriving revenue for collection activities on behalf of First Data affiliates and incurring expenses from First Data affiliates for such services as obtaining address information and document imaging. The following summarizes the Company's trade transactions with First Data and affiliates:

                                                        YEAR ENDED DECEMBER 31,
                                                        ------------------------
                                                         1995    1996     1997
                                                        --------------- --------
    Trade revenue...................................... $  291 $    400 $    347
    Trade expenses.....................................     56    2,646    1,771

                            NATIONWIDE CREDIT, INC.

  (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE INDICATED)


  . allocation of general and administrative costs--this is a general allocation of First Data corporate overhead based on 1% of the Company's revenue. Functions provided by First Data corporate include administration of employee benefit programs, internal audit, financial systems licensing and processing, taxes and other support services.

  . direct charges--certain programs and activities are administered by First
    Data on a consolidated basis. Examples are employee benefit plans, group and other insurance programs and certain vendor agreements that are negotiated by First Data on an enterprise wide basis. The costs of these programs and activities are specifically identifiable to each participating business unit and, for this reason, the costs are not included in the table above.

  Management believes that the overall amount of charges to and from First Data are reasonable and that, except as described below, the accompanying financial statements reflect all of the Company's costs of doing business.

  Management further believes that the incremental general and administrative costs that would result from the Company being a stand-alone entity would not exceed the 1% of revenue charge from First Data.

  First Data does not have any specific indebtedness related to the Company and the accompanying financial statements do not reflect any allocations of First Data interest expense. There are no formal financing arrangements with First Data. However, cash not necessary for the Company's near term operating requirements has been remitted to First Data which in turn has funded the Company's operating, investing and financing activities as required. Accordingly, the net change in the payable to First Data balance has been reflected as a financing activity in the accompanying statement of cash flows. The average balances in the payable to First Data balance were $119.1 million, $105.8 million and $104.4 million for the years ended December 31, 1995, 1996 and 1997, respectively.

6. NOTE PAYABLE

  Note payable represents the remaining balance of a non-interest bearing note related to a 1993 business acquisition. The original note was for $7.5 million and provided for five annual payments in May of each year of $1.5 million. A portion of this note was contingent upon 1994 performance and the May 1995 payment on the note was reduced by $1,250. The note is carried in the accompanying financial statements at its present value based upon an 8% interest rate. The final $1.5 million installment is payable in May 1998.

7. SIGNIFICANT CLIENTS AND CONCENTRATIONS OF CREDIT RISK

  The Company derives a significant portion of its revenue from American Express and the DOE. The amounts of consolidated net revenue and accounts receivable attributable to these clients are as follows:

                                                         YEAR ENDED DECEMBER 31,
                                                         -----------------------
                                                          1995    1996    1997
                                                         ------- ------- -------
REVENUE:
  American Express...................................... $42,061 $41,770 $33,665
  DOE...................................................  40,339  31,551  20,711
                                                                  DECEMBER 31,
ACCOUNTS RECEIVABLE:                                              1996    1997
                                                                 ------- -------
  American Express......................................         $ 1,327 $ 1,235
  DOE...................................................           3,431   4,606

                            NATIONWIDE CREDIT, INC.

  (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE INDICATED)


  Additionally, in the aggregate, the Company had accounts receivable from other departments and agencies of the U.S. Government amounting to $1.4 million and $0.7 million at December 31, 1996 and 1997, respectively. No other single client accounted for more than 10% of the consolidated totals for the periods indicated.

8. FINANCIAL INSTRUMENTS

  The carrying amounts reported in the balance sheets for cash, accounts receivable, accounts payable and notes payable, exclusive of non-interest bearing amounts payable to First Data, approximate their estimated fair values.

9. OPERATING LEASES

  The Company leases certain office equipment and office space under noncancellable lease agreements. Future minimum lease payments, on a calendar year basis, under noncancellable operating leases, with initial lease terms of at least one year at the time of inception, are as follows at December 31, 1997:

            1998................................. $ 4,076
            1999.................................   3,486
            2000.................................   2,923
            2001.................................   1,849
            2002.................................     620
                                                  -------
              Total minimum lease payments....... $12,954
                                                  =======

  Total rent expense for all operating leases was approximately $4,495, $4,311, and $4,725 for the years ended December 31, 1995, 1996 and 1997, respectively.

10. STOCK OPTION PLAN


  The Company participates in a First Data plan that provides for the granting of First Data stock options to key employees and other key individuals who perform services for the Company. A total of 53.7 million shares of First Data common stock have been reserved for issuance under First Data plans, of which
7.6 million shares remain available for future grant as of December 31, 1997. The options have been issued at a price equivalent to First Data common stock's fair market value at the date of grant, generally have ten year terms and generally become exercisable in three or four equal annual increments beginning 12 months after the date of grant.

  In October 1996, First Data instituted an employee stock purchase plan for which a total of six million shares have been reserved for issuance, of which
4.8 million shares remain available for future grant as of December 31, 1997. Monies accumulated through payroll deductions elected by eligible employees are used to effect quarterly purchases of First Data common stock at a 15% discount from the lower of the market price at the beginning or end of the quarter.

  The Company has elected to follow APB 25 for First Data stock options because, as discussed below, the alternative fair value accounting under SFAS No. 123 requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the stock options equals the market price of the underlying First Data stock on the date of grant, no compensation expense is recognized.

                            NATIONWIDE CREDIT, INC.

  (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE INDICATED)


  Pro forma information regarding net income and earnings per share is required by SFAS No. 123, assuming the Company has accounted for its First Data employee stock options granted subsequent to December 31, 1994 under the fair value method of SFAS No. 123. The fair value for options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for the years ended December 31, 1995, 1996 and 1997:

                                                1995       1996        1997
                                               -------  ----------  ----------
Risk-free interest rate--options.............     5.29%       6.28%       6.23%
Risk-free interest rate--employee stock
 purchase rights.............................      --         5.04%       6.23%
Dividend yield...............................     0.22%       0.22%       0.22%
Volatility of First Data common stock........     17.6%       16.9%       18.9%
Expected option life.........................  5 years     5 years     5 years
Expected employee stock purchase right life..      --   0.25 years  0.25 years
Weighted-average fair value of options
 granted.....................................      $ 8         $11         $11
Weighted-average fair value of employee stock
 purchase rights.............................      $--         $ 7         $ 7

  The Company's pro forma net income (loss) after amortizing the fair value of the options and the stock purchase rights over their vesting period is $1,382, $4,071 and ($410) for the years ended December 31, 1995, 1996 and 1997, respectively (because SFAS 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 1999).

  Because the Company's First Data employee stock options have characteristics significantly different from those of traded options for which the Black-Scholes model was developed, and because changes in the subjective input assumptions can materially affect the fair value estimate, the existing models, in management's opinion, do not necessarily provide a reliable single measure of the fair value of its First Data employee stock options.

  A summary of First Data stock option activity for the Company's employees is as follows:

                                        YEAR ENDED DECEMBER 31,
                          -------------------------------------------------------
                                1995               1996               1997
                          ------------------ ------------------ -----------------
                                    WEIGHTED           WEIGHTED          WEIGHTED
                                     AVERAGE            AVERAGE          AVERAGE
                                    EXERCISE           EXERCISE          EXERCISE
                          OPTIONS    PRICE   OPTIONS    PRICE   OPTIONS   PRICE
                          --------  -------- --------  -------- -------  --------
Outstanding at beginning
 of period..............   653,674    $17     583,200    $23    359,332    $28
Granted.................   302,222     29     163,742     38     76,000     40
Exercised...............  (216,154)    13    (149,638)    21    (77,357)    17
Canceled................  (156,542)    22    (237,972)    28    (71,897)    32
                          --------           --------           -------
Outstanding at end of
 period.................   583,200    $23     359,332    $28    286,078    $34
                          ========           ========           =======
Exercisable.............   114,768    $15      87,325    $17     79,297    $28
                          ========           ========           =======

                            NATIONWIDE CREDIT, INC.

  (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE INDICATED)


  The following summarizes information about stock options outstanding.

              OPTIONS OUTSTANDING                         OPTIONS EXERCISABLE
-----------------------------------------------          ---------------------
                             WEIGHTED
                              AVERAGE       WEIGHTED                     WEIGHTED
                             REMAINING      AVERAGE                      AVERAGE
EXERCISE      NUMBER        CONTRACTUAL     EXERCISE       NUMBER        EXERCISE
 PRICES     OUTSTANDING        LIFE          PRICE       EXERCISABLE      PRICE
--------    -----------     -----------     --------     -----------     --------
$11-$26        76,936        6.6 years        $23          48,427          $22
$31-$44       209,142        8.7 years         38          30,870           36
              -------                                      ------
              286,078        8.2 years         34          79,297           28
              =======                                      ======

11. INCOME TAXES

  The provision for income taxes consists of the following:

                                                           YEAR ENDED DECEMBER
                                                                   31,
                                                          ----------------------
                                                           1995     1996   1997
                                                          -------  ------ ------
Federal.................................................. $ 2,214  $3,692 $2,091
State and local..........................................     397     757    332
                                                          -------  ------ ------
  Total.................................................. $ 2,611  $4,449 $2,423
                                                          =======  ====== ======

   Deferred income taxes result from the recognition of temporary differences.
Temporary differences are differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in differences between income for tax purposes and income for financial statement purposes in future years.

  The provision for income taxes is comprised of the following:

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                          ----------------------
                                                           1995     1996   1997
                                                          -------  ------ ------
Current.................................................. $ 4,707  $2,426 $2,205
Deferred.................................................  (2,096)  2,023    218
                                                          -------  ------ ------
  Total.................................................. $ 2,611  $4,449 $2,423
                                                          =======  ====== ======

   The Company's net deferred tax assets (liabilities) consist of the following:

                                                                DECEMBER 31,
                                                               ----------------
                                                                1996     1997
                                                               -------  -------
Deferred tax assets:
  Accrued costs............................................... $ 1,699  $ 1,124
  Minimum pension liability...................................     270      247
  Accounts receivable allowance...............................   1,261    1,709
                                                               -------  -------
Total deferred tax assets.....................................   3,230    3,080
Valuation allowance...........................................     --       --
                                                               -------  -------
Net deferred tax assets.......................................   3,230    3,080
Deferred tax liabilities:
  Depreciation and amortization...............................  (1,297)  (1,388)
                                                               -------  -------
Total deferred tax liabilities................................  (1,297)  (1,388)
                                                               -------  -------
  Net deferred tax assets..................................... $ 1,933  $ 1,692
                                                               =======  =======

                            NATIONWIDE CREDIT, INC.

  (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE INDICATED)


  The reconciliation of income tax computed at the U.S. federal statutory tax rate to income tax expense is:

                                                           YEAR ENDED DECEMBER
                                                                   31,
                                                           --------------------
                                                            1995   1996   1997
                                                           ------ ------ ------
Tax at U.S. statutory rate................................ $1,436 $3,068 $  881
Increases in taxes from:
  State and local taxes...................................    258    492    216
  Non-deductible goodwill.................................    801    782    782
  Other non-deductible....................................    --     --     350
  Other...................................................    116    107    194
                                                           ------ ------ ------
    Total................................................. $2,611 $4,449 $2,423
                                                           ====== ====== ======

12. RETIREMENT PLANS


 Defined Benefit Plan

  ACB has a defined benefit pension plan covering employees hired prior to May 1, 1993 when the Plan was frozen such that no new participants would be added and existing participants would cease accruing additional benefits. Benefits under the plan are based on years of service and annual compensation. Funding of retirement costs complies with the minimum funding requirements specified by the Employee Retirement Income Security Act of 1974, as amended. Plan assets consist principally of mutual fund investments and fixed income securities.

  Net pension cost for the years ended December 31, 1995, 1996 and 1997 consisted of:

                                                             1995  1996   1997
                                                             ----  -----  -----
Service cost--benefit earned during period.................. $--   $ --   $ --
Interest cost on projected benefit obligation...............  196    196    216
Actual return on plan assets................................  (70)  (148)  (542)
Net amortization and deferral...............................  (74)    35    348
                                                             ----  -----  -----
Net periodic pension cost................................... $ 52  $  83  $  22
                                                             ====  =====  =====

   The following table sets forth the funded status and amounts recognized in the balance sheet for the Company's plan at December 31, 1996 and 1997.

                                                                1996      1997
                                                              --------  --------
Actuarial present value of benefit obligations:
  Vested, Accumulated and Projected benefit obligation....... $ (2,689) $ (3,076)
Plan assets at fair value....................................    2,406     2,904
                                                              --------  --------
Plan assets less than projected benefit obligations..........     (283)     (172)
Unrecognized net loss........................................      772       649
Minimum liability adjustment.................................     (772)     (649)
                                                              --------  --------
Pension liability included in the balance sheet.............. $   (283) $   (172)
                                                              ========  ========

                            NATIONWIDE CREDIT, INC.

  (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE INDICATED)


  In computing the foregoing, a discount rate of 8.0% in 1996 and 7.5% in 1997 was used. The expected long-term rate of return on assets of 9.5% was used for 1996 and 1997.

 Defined Contribution Plan

  First Data has an incentive savings plan which allows eligible employees of First Data and its subsidiaries to contribute a percentage of their compensation and provides for certain matching, service-related and other contributions. The Company's matching and service-related contributions associated with the plan were approximately $705, $453 and $584 for the years ended December 31, 1995, 1996 and 1997, respectively.

13. CONTINGENCIES

  In 1992, an action was commenced by the Federal Trade Commission ("FTC") staff in which it alleged the Company had violated the Fair Debt Collection Practices Act ("FDCPA"). The matter was resolved with a consent decree, in which the Company did not admit any liability. Pursuant to the consent decree, the Company agreed to take additional steps to ensure compliance with the FDCPA and paid a penalty of $0.1 million. The FTC staff recently completed an investigation regarding the Company's compliance with the consent decree. In connection with the change in ownership discussed in Note 14, First Data has agreed to indemnify the Company for any monetary penalty resulting from the FTC staff investigation. On December 26, 1997, the Company received correspondence indicating that the FTC will seek a monetary fine, as well as certain injunctive relief in connection with the operations of the business. Without admitting liability for any of the alleged violations of the FDCPA, on October 6, 1998 the Company settled the matter by agreeing to pay a civil monetary penalty of $1.0 million and also agreed to certain injunctive relief in connection with the operations of the business, consisting primarily of disclosure to debtors of their rights and enhanced training and compliance reporting requirements. The Company believes that its compliance with the provisions of this tentative settlement relating to any injunctive relief sought by the FTC staff will not materially affect the Company's financial condition or ongoing operations.

  In January 1998, management became aware, through chargebacks, that the DOE intends to revise the amounts it previously paid to the Company during the years ended December 31, 1994 through 1997.

  Management's evaluation of the FTC and DOE issues has resulted in the determination that losses are probable and estimable, accordingly, an aggregate loss provision of approximately $1.9 million was recorded in the fourth quarter of 1997.

  The Company is involved in certain litigation arising in the ordinary course of business. In the opinion of management, the ultimate resolution of these matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

14. CHANGE IN OWNERSHIP

  On December 31, 1997, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") along with NCI Acquisition Corporation ("NAC"), NCI Merger Corporation ("Merger Sub"), First Data and FFMC. Upon the consummation of the merger, the Company became a wholly owned subsidiary of

                            NATIONWIDE CREDIT, INC.

  (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND WHERE INDICATED)

NAC. Consideration for the merger consisted of $155.2 million in cash and up to an additional $3.7 million, to be paid pursuant to the terms of an earn-out agreement in the event the Company achieves certain performance targets for the year ended December 31, 1998. The accompanying financial statements reflect the Company's historical financial position and results of operations prior to consummation of any of the transactions contemplated under the Merger Agreement. The purchase price in the Merger Agreement will be adjusted to reflect the change in the Company's net worth, as defined in the Merger Agreement, between November 30, 1997 and December 31, 1997.

  In January 1998 the Company implemented a financing plan which included the issuance of $100.0 million of 10 1/4% senior notes due 2008 ("Old Notes") in a private placement (the "Offering"). The Company is in the process of exchanging the senior notes for $100.0 million 10 1/4% Series A senior notes due 2008 ("New Notes") which are being registered under the Securities Act of 1933, as amended.

  As part of the financing plan, the Company also entered into a credit agreement (the "Credit Agreement") which provides for (i) a seven-year term loan facility, in the amount of $25.0 million (the "Term Loan"), and (ii) a six-year revolving credit facility (the "Revolving Credit Facility") of $35.0 million. In connection with the Offering, all amounts outstanding under the Acquisition Facilities were repaid utilizing proceeds of the Offering, the Term Loan and a portion of the Revolving Credit Facility. The Term Loan is to be repayable in quarterly installments in an aggregate principle amount of $0.25 million for each of the first six years and the remaining $23.5 million in the last year of the facility. The Credit Agreement provides for a first priority lien on substantially all properties and assets (including, among other things, all of the capital stock of the Company and each of its direct and indirect domestic subsidiaries, and 65% of the capital stock of first-tier foreign subsidiaries) of the Company and its direct and indirect domestic subsidiaries (excluding the Company's currently existing subsidiaries).

  The New Notes will be, and the Old Notes are, general unsecured obligations of the Company and rank pari passu in right of payment with all current and future unsecured senior indebtedness of the Company, including borrowings under the Credit Agreement.

  None of the Company's subsidiaries are subsidiary guarantors. All of the Company's future domestic subsidiaries, if any, will become subsidiary guarantors hereunder. The Company's only subsidiaries, are NCI Recoveries Limited, organized under the laws of the United Kingdom ("NCI Recoveries") and Master Collectors of Dallas, Inc., a Texas corporation ("MCD"). The assets of and revenue and earnings generated by these subsidiaries are immaterial to the Company. Separate financial statements of each subsidiary have not been presented because management has determined that they would not be material to investors.

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 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRE-
SENTATIONS NOT IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COM-PANY OR THE INITIAL PURCHASER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE NOTES OFFERED HEREBY NOR DOES IT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITA-TION OF AN OFFER TO BUY, ANY OF THE NOTES TO ANY PERSON IN ANY JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PER-SON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR INCORPORATED BY REFER-ENCE HEREIN OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               -----------------

                               TABLE OF CONTENTS

Available Information.....................................................    i
Prospectus Summary........................................................    1
Risk Factors..............................................................   12
Capitalization............................................................   18
Selected Historical Financial Information and Other Data..................   19
Unaudited Condensed Consolidated Pro Forma Financial Information..........   21
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   26
Business..................................................................   35
Management................................................................   45
Stock Ownership and Certain Transactions..................................   50
The Exchange Offer........................................................   53
Description of Senior Credit Facilities...................................   60
Description of New Notes..................................................   61
Certain Federal Income Tax Considerations ................................   84
Plan of Distribution......................................................   85
Legal Matters.............................................................   85
Experts...................................................................   85
Index to Financial Statements.............................................  F-1

  UNTIL JANUARY 8, 1999, ALL DEALERS EFFECTING TRANSACTIONS IN THE NEW NOTES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

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                               OFFER TO EXCHANGE
                                ALL OUTSTANDING
                         10 1/4 SENIOR NOTES DUE 2008
                                      FOR
                     10 1/4 SERIES A SENIOR NOTES DUE 2008
                                      OF
                            NATIONWIDE CREDIT, INC.



                               -----------------

                                  PROSPECTUS

                               -----------------



                                October 9, 1998

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